SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 24, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Companhia Paranaense de Energia

Corporate Taxpayer ID (CNPJ/MF) 76.483.817/0001-20
State Registration 10146326-50
Publicly-Held Company - CVM 1431-1
www.copel.com copel@copel.com
Rua José Izidoro Biazetto, 158, Bloco A, Mossunguê - Curitiba - PR
ZIP 81200-240

INTERIM FINANCIAL INFORMATION

June / 2022

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CONTENTS

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

INTERIM FINANCIAL INFORMATION

Statements of Financial Position

as of June 30, 2022, and December 31, 2021

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	Parent Company		Consolidated	
		06.30.2022	12.31.2021	06.30.2022	12.31.2021
CURRENT ASSETS					
Cash and cash equivalents	5	488,574	626,052	3,618,179	3,472,845
Bonds and securities	6	91	91	14,662	16,121
Collaterals and escrow accounts		-	-	38,316	182
Trade accounts receivable	7	-	-	3,580,259	4,433,193
Dividends receivable		614,201	1,558,212	33,491	68,162
Sectorial financial assets	8	-	-	-	383,740
Accounts receivable - concessions	9	-	-	8,214	5,121
Contract assets	10	-	-	185,590	148,488
Other current receivables	11	1,490	1,150	705,667	749,816
Inventories		-	-	206,789	197,779
Income tax and social contribution receivable		24,606	3,991	274,682	151,912
Other current recoverable taxes	12.2	-	-	1,341,773	1,508,864
Prepaid expenses	13	1,442	528	56,459	53,649
Receivable from related parties	35	-	5,374	952	-
		1,130,404	**2,195,398**	**10,065,033**	**11,189,872**
NONCURRENT ASSETS					
Long Term Assets					
Bonds and securities	6	-	-	365,892	344,937
Other temporary investments		27,481	19,985	27,481	19,985
Collaterals and escrow accounts		-	-	-	142,764
Trade accounts receivable	7	-	-	92,592	82,233
Judicial deposits	14	134,946	131,519	619,947	591,131
Sectorial financial assets	8	-	-	22,843	383,740
Accounts receivable - concessions	9	-	-	2,402,213	2,261,684
Contract assets	10	-	-	7,436,364	6,739,560
Other noncurrent receivables	11	19	7,658	619,938	916,606
Income tax and social contribution receivable		25,000	30,000	45,943	153,850
Deferred income tax and social contribution	12.1	158,411	165,484	1,561,788	963,259
Other noncurrent recoverable taxes	12.2	39,171	38,659	2,909,295	3,143,546
Prepaid expenses	13	-	-	27	27
Receivable from related parties	35	-	150,572	-	-
		385,028	**543,877**	**16,104,323**	**15,743,322**
Investments	15	**20,185,876**	**21,144,478**	**3,288,891**	**3,042,134**
Property, plant and equipment	16	**4,929**	**4,112**	**10,239,484**	**10,142,591**
Intangible assets	17	**4,044**	**3,473**	**9,328,748**	**9,215,560**
Right-of-use asset	26	**4,825**	**3,165**	**257,338**	**204,056**
		20,584,702	**21,699,105**	**39,218,784**	**38,347,663**
TOTAL ASSETS		**21,715,106**	**23,894,503**	**49,283,817**	**49,537,535**

The notes are an integral part of this interim financial information

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Statements of Financial Position

as of June 30, 2022, and December 31, 2021 (continuation)

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	Parent Company		Consolidated	
		06.30.2022	12.31.2021	06.30.2022	12.31.2021
CURRENT LIABILITIES					
Payroll, social charges and accruals	18	12,511	36,454	330,828	604,810
Accounts payable to related parties	35	1,577	2,292	-	-
Accounts payable to suppliers	19	9,246	3,353	2,091,060	2,585,735
Income tax and social contribution payable		1,063	1,813	127,931	63,946
Other taxes due	12.2	176	34,956	367,467	440,933
Loans and financing	20	640,294	321,157	879,811	579,770
Debentures	21	-	501,716	1,721,830	2,144,485
Dividend payable		9,611	260,995	89,141	330,947
Post-employment benefits	22	240	229	74,193	68,836
Sectorial charges payable	23	-	-	52,533	198,386
Research and development and Energy efficiency	24	-	-	267,343	292,495
Accounts payable related to concession	25	-	-	113,250	104,963
Sectorial financial liabilities	8	-	-	885,385	139,770
Lease liability	26	406	301	53,153	47,240
Other accounts payable	27	536	548	430,088	370,383
PIS and Cofins to be refunded to consumers	12.2.1	-	-	-	7,294
		675,660	**1,163,814**	**7,484,013**	**7,979,993**
NONCURRENT LIABILITIES					
Accounts payable to related parties	35	5,851	5,851	-	-
Accounts payable to suppliers	19	-	-	125,309	125,249
Deferred income tax and social contribution	12.1	-	-	1,494,030	1,364,828
Other taxes due	12.2	3,460	3,260	594,183	594,810
Loans and financing	20	-	468,970	2,693,885	3,098,674
Debentures	21	-	-	7,609,515	6,003,132
Post-employment benefits	22	14,661	13,922	1,254,208	1,226,338
Research and development and Energy efficiency	24	-	-	336,761	334,602
Accounts payable related to concession	25	-	-	853,849	798,996
Sectorial financial liabilities	8	-	-	46,280	153,409
Lease liability	26	4,572	2,957	214,309	165,494
Other accounts payable	27	68,373	50,943	384,885	599,909
PIS and Cofins to be refunded to consumers	12.2.1	-	-	1,861,828	3,319,501
Provision for allocation of PIS and Cofins credits	12.2.1	-	-	1,821,933	-
Provisions for legal claims	28	346,362	347,762	1,563,100	1,597,365
		443,279	**893,665**	**20,854,075**	**19,382,307**
EQUITY					
Attributable to controlling shareholders					
Capital	29.1	10,800,000	10,800,000	10,800,000	10,800,000
Equity valuation adjustments	29.2	405,855	426,170	405,855	426,170
Legal reserve		1,457,087	1,457,087	1,457,087	1,457,087
Profit retention reserve		7,785,092	7,785,092	7,785,092	7,785,092
Additional dividends proposed from the non-capitalized earning reserve	0	-	1,368,675	-	1,368,675
Accumulated profit		148,133	-	148,133	-
		20,596,167	**21,837,024**	**20,596,167**	**21,837,024**
Attributable to non-controlling interests	15.2.2	-	-	**349,562**	**338,211**
		20,596,167	**21,837,024**	**20,945,729**	**22,175,235**
TOTAL LIABILITIES & EQUITY		**21,715,106**	**23,894,503**	**49,283,817**	**49,537,535**

The notes are an integral part of this interim financial information

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Statements of Income

for the six-month periods ended June 30, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		06.30.2022	06.30.2021	06.30.2022	06.30.2021
CONTINUING OPERATIONS					
NET OPERATING REVENUE	30	-	-	**10,846,315**	**10,412,812**
Operating costs	31	-	-	**(8,137,797)**	**(7,704,928)**
GROSS OPERATING PROFIT		-	-	**2,708,518**	**2,707,884**
Other operational expenses / income					
Selling expenses	31	-	-	(113,533)	(95,502)
General and administrative expenses	31	(52,201)	(39,116)	(378,740)	(393,497)
Other operational income (expenses), net	31	(12,139)	(33,972)	(168,498)	(65,922)
Provision for allocation of PIS and Cofins credits	12.2.1	-	-	(810,563)	-
Equity in earnings of investees	15	257,061	1,542,602	321,206	152,805
		192,721	**1,469,514**	**(1,150,128)**	**(402,116)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		**192,721**	**1,469,514**	**1,558,390**	**2,305,768**
Financial results	32				
Financial income		37,125	217,777	530,786	506,711
Financial expenses		(90,977)	(29,967)	(1,011,442)	(516,422)
Update of provision for allocation of PIS and Cofins credits	12.2.1	-	-	(1,011,370)	-
		(53,852)	**187,810**	**(1,492,026)**	**(9,711)**
OPERATING PROFIT		**138,869**	**1,657,324**	**66,364**	**2,296,057**
INCOME TAX AND SOCIAL CONTRIBUTION	12.3				
Current		(3,978)	(10,987)	(388,271)	(351,616)
Deferred		(7,073)	9,638	469,327	(228,205)
		(11,051)	**(1,349)**	**81,056**	**(579,821)**
NET INCOME FROM CONTINUING OPERATIONS		**127,818**	**1,655,975**	**147,420**	**1,716,236**
DISCONTINUED OPERATIONS					
Net income from discontinued operations	39	-	79,858	-	83,596
NET INCOME		**127,818**	**1,735,833**	**147,420**	**1,799,832**
Attributed to shareholders of the parent company arising from continuing operations		-	-	127,818	1,655,975
Attributed to shareholders of the parent company due to discontinued operations		-	-	-	79,858
Attributed to non-controlling shareholders resulting from continuing operations	15.2.2	-	-	19,602	63,999
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais	29.3				
Common shares		0.04400	0.57498		
Class "A" Preferred shares		0.04840	0.63248		
Class "B" Preferred shares		0.04840	0.63248		
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	29.3				
Common shares		0.04400	0.60271		
Class "A" Preferred shares		0.04840	0.66298		
Class "B" Preferred shares		0.04840	0.66298		

The notes are an integral part of this interim financial information

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Statements of Income - Second Quarter Movement

for the three-month periods ended June 30, 2022, and 2021

in thousands of reais

	Note	Parent Company		Consolidated	
		04.01.2022 to 06.30.2022	04.01.2021 to 06.30.2021	04.01.2022 to 06.30.2022	04.01.2021 to 06.30.2021
CONTINUING OPERATIONS					
NET OPERATING REVENUE	30	-	-	**5,258,566**	**5,427,019**
OPERATING COSTS	31	-	-	**(3,958,993)**	**(3,981,751)**
GROSS OPERATING PROFIT		-	-	**1,299,573**	**1,445,268**
Other operational expenses / income					
Selling expenses	31	-	-	(46,643)	(46,052)
General and administrative expenses	31	(28,606)	(22,168)	(182,335)	(195,507)
Other operational income (expenses), net	31	6,105	(20,176)	(80,547)	(10,232)
Provision for allocation of PIS and Cofins credits	12.2.1	-	-	(810,563)	-
Equity in earnings of investees		(454,678)	887,907	208,425	66,071
		(477,179)	**845,563**	**(911,663)**	**(185,720)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		**(477,179)**	**845,563**	**387,910**	**1,259,548**
Financial results	32				
Financial income		20,043	93,482	270,911	238,382
Financial expenses		(53,877)	(17,953)	(538,340)	(228,961)
Update of provision for allocation of PIS and Cofins credits	12.2.1	-	-	(1,011,370)	-
		(33,834)	**75,529**	**(1,278,799)**	**9,421**
OPERATING PROFIT		**(511,013)**	**921,092**	**(890,889)**	**1,268,969**
INCOME TAX AND SOCIAL CONTRIBUTION	12.3				
Current		(3,978)	(10,987)	(114,422)	(69,511)
Deferred		(21,532)	(5,924)	482,940	(242,461)
		(25,510)	**(16,911)**	**368,518**	**(311,972)**
NET INCOME (LOSS) FROM CONTINUING OPERATIONS		**(536,523)**	**904,181**	**(522,371)**	**956,997**
DISCONTINUED OPERATIONS					
Net income from discontinued operations		-	45,807	-	47,661
NET INCOME (LOSS)		**(536,523)**	**949,988**	**(522,371)**	**1,004,658**
Attributed to shareholders of the parent company arising from continuing operations		-	-	(536,523)	904,181
Attributed to shareholders of the parent company due to discontinued operations		-	-	-	45,807
Attributed to non-controlling shareholders resulting from continuing operations	15.2.2	-	-	14,152	54,670
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais	29.3				
Common shares		(0.18470)	0.31394		
Class "A" Preferred shares		(0.20317)	0.34534		
Class "B" Preferred shares		(0.20317)	0.34534		
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	29.3				
Common shares		(0.18470)	0.32985		
Class "A" Preferred shares		(0.20317)	0.36284		
Class "B" Preferred shares		(0.20317)	0.36284		

The notes are an integral part of this interim financial information

Statements of Comprehensive Income

for the six-month periods ended June 30, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		06.30.2022	06.30.2021	06.30.2022	06.30.2021
NET INCOME		**127,818**	**1,735,833**	**147,420**	**1,799,832**
Items that will never be reclassified to profit or loss					
Gain (losses) on actuarial liabilities					
Post employment benefits		-	(2,688)	-	-
Post employment benefits - equity		-	(14,047)	-	-
Taxes on other comprehensive income		-	914	-	(15,821)
Total other comprehensive income, net of taxes		**-**	**(15,821)**	**-**	**(15,821)**
TOTAL COMPREHENSIVE INCOME		**127,818**	**1,720,012**	**147,420**	**1,784,011**
Attributable to controlling shareholders - continuing operations				127,818	1,640,154
Attributable to controlling shareholders - discontinued operations				-	79,858
Attributed to non-controlling shareholders - continuing operations				19,602	63,999

The notes are an integral part of this interim financial information

Statements of Comprehensive Income - Second Quarter Movement

for the three-month periods ended June 30, 2022, and 2021

in thousands of reais

	Parent Company		Consolidated	
	04.01.2022 to 06.30.2022	04.01.2021 to 06.30.2021	04.01.2022 to 06.30.2022	04.01.2021 to 06.30.2021
NET INCOME (LOSS)	**(536,523)**	**949,988**	**(522,371)**	**1,004,658**
Items that will never be reclassified to profit or loss				
Gain on actuarial liabilities				
Post employment benefits	-	(2,688)	-	-
Post employment benefits - equity	-	(14,047)	-	-
Taxes on other comprehensive income	-	914	-	(15,821)
Total other comprehensive income, net of taxes	-	**(15,821)**	-	**(15,821)**
TOTAL COMPREHENSIVE INCOME	**(536,523)**	**934,167**	**(522,371)**	**988,837**
Attributed to shareholders of the parent company arising from continuing operations			(536,523)	888,360
Attributed to shareholders of the parent company due to discontinued operations			-	45,807
Attributed to non-controlling shareholders resulting from continuing operations			14,152	54,670

The notes are an integral part of this interim financial information

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Statements of Changes in Equity

for the six-month periods ended June 30, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

		Attributable to controlling shareholders									
			Equity valuation adjustments		Profit reserves						
	Note	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2022		**10,800,000**	**633,789**	**(207,619)**	**1,457,087**	**7,785,092**	**1,368,675**	**-**	**21,837,024**	**338,211**	**22,175,235**
Net income		-	-	-	-	-	-	127,818	127,818	19,602	147,420
Total comprehensive income		**-**	**-**	**-**	**-**	**-**	**-**	**127,818**	**127,818**	**19,602**	**147,420**
Realization - deemed cost, net of taxes	29.2	-	(20,315)	-	-	-	-	20,315	-	-	-
Deliberation of additional dividends proposed	29.4	-	-	-	-	-	(1,368,675)	-	(1,368,675)	-	(1,368,675)
Interest on own capital	15.2.2	-	-	-	-	-	-	-	-	(8,251)	(8,251)
Balance as of June 30, 2022		**10,800,000**	**613,474**	**(207,619)**	**1,457,087**	**7,785,092**	**-**	**148,133**	**20,596,167**	**349,562**	**20,945,729**

		Attributable to controlling shareholders									
			Equity valuation adjustments		Profit reserves						
	Note	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2021		**10,800,000**	**680,364**	**(327,015)**	**1,209,458**	**6,088,855**	**1,507,449**	**-**	**19,959,111**	**291,407**	**20,250,518**
Net Income		-	-	-	-	-	-	1,735,833	1,735,833	63,999	1,799,832
Other comprehensive income		-	-	-	-	-	-	-	-	-	-
Actuarial gain (losses), net of taxes		-	-	(15,821)	-	-	-	-	(15,821)	-	(15,821)
Total comprehensive income		**-**	**-**	**(15,821)**	**-**	**-**	**-**	**1,735,833**	**1,720,012**	**63,999**	**1,784,011**
Realization - deemed cost, net of taxes		-	(24,236)	-	-	-	-	24,236	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(1,507,449)	-	(1,507,449)	(25,920)	(1,533,369)
Balance as of June 30, 2021		**10,800,000**	**656,128**	**(342,836)**	**1,209,458**	**6,088,855**	**-**	**1,760,069**	**20,171,674**	**329,486**	**20,501,160**

The notes are an integral part of this interim financial information

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Statements of Cash Flows

for the six-month periods ended June 30, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		06.30.2022	06.30.2021	06.30.2022	06.30.2021
CASH FLOWS FROM OPERATIONAL ACTIVITIES					
Net income from continuing operations		127,818	1,655,975	147,420	1,716,236
Net income (loss) from discontinued operations		-	79,858	-	83,596
Net income		**127,818**	**1,735,833**	**147,420**	**1,799,832**
Adjustments to reconcile net income for the period with cash generation from operating activities:					
Unrealized monetary and exchange variation and debt charges - net		50,053	(197,140)	702,299	226,126
Interest - bonus from the grant of concession agreements under the quota system	9.3	-	-	(78,146)	(60,148)
Remuneration of transmission concession contracts	10.3	-	-	(547,268)	(538,061)
Recovery of PIS / Pasep and Cofins on ICMS	12.2.1	-	-	(11,432)	31,563
Provision for allocation of PIS and Cofins credits	12.2.1	-	-	1,821,933	-
Income tax and social contribution	12.3	3,978	10,987	388,271	351,616
Deferred income tax and social contribution	12.3	7,073	(9,638)	(469,327)	228,206
Equity in earnings of investees	15.1	(257,146)	(1,542,602)	(321,206)	(152,805)
Appropriation of post-employment benefits obligations	22.4	3,410	2,909	131,075	116,413
Creation for research and development and energy efficiency programs	24.1	-	-	76,881	83,364
Recognition of fair value of assets from the indemnity for the concession	30	-	-	(77,305)	(68,719)
Sectorial financial assets and liabilities result	30	-	-	(747,667)	(869,738)
Depreciation and amortization	31	1,231	1,134	641,872	511,495
Net operating estimated losses, provisions and reversals	31.4	12,305	30,988	175,837	(7,207)
Realization of added value in business combinations	10.3	-	-	(361)	(361)
Fair value in energy purchase and sale operations	30.1 and 31.1	-	-	17,393	(19,413)
Derivatives fair value	32	-	-	2,907	7,411
Loss on disposal of accounts receivable related to concession	9.1	-	-	26,625	90
Loss on disposal of contract assets	10.1	-	-	4,742	1,985
Loss on disposal of property, plant and equipment	16.2	-	-	874	1,394
Loss on disposal of intangible assets	17.1 and 17.4	-	-	24,731	12,414
Result of write-offs of use rights of assets and liabilities of leases - net	26.1 and 26.2	-	(1)	(54)	(59)
		(51,278)	**32,470**	**1,910,094**	**1,655,398**
Decrease (increase) in assets					
Trade accounts receivable		-	-	1,091,748	360,596
Dividends and interest on own capital received		2,146,655	1,624,064	52,223	19,927
CRC transferred to the Government of the State of Paraná		-	184,640	-	184,640
Judicial deposits		76	1,075	(10,546)	(46,475)
Sectorial financial assets	8	-	-	606,154	291,232
Other receivables		7,299	(4,767)	113,186	(271,467)
Inventories		-	-	(9,010)	(31,728)
Income tax and social contribution		(26,144)	6,707	(50,082)	(18,368)
Other taxes recoverable		21,219	15,033	115,107	(141,225)
Prepaid expenses		(914)	(1,433)	(2,810)	117
Related parties		155,946	6,365	(952)	-
		2,304,137	**1,831,684**	**1,905,018**	**347,249**
Increase (decrease) in liabilities					
Payroll, social charges and accruals		(23,943)	4,748	(183,119)	88,482
Related parties		(715)	(305)	-	-
Suppliers		5,893	5,179	(529,029)	(236,575)
Other taxes		(19,156)	(13,429)	325,078	(47,491)
Post-employment benefits	22.4	(2,660)	(2,604)	(97,848)	(92,448)
Sectorial charges due		-	-	(145,853)	68,739
Research and development and energy efficiency	24.1	-	-	(116,075)	(104,339)
Payable related to the concession	25.1	-	-	(53,735)	(43,353)
Other accounts payable		(500)	(183)	48,109	(29,196)
Provisions for legal claims	28.1	(11)	(27,386)	(108,317)	(110,124)
		(41,092)	**(33,980)**	**(860,789)**	**(506,305)**
CASH GENERATED BY OPERATING ACTIVITIES		**2,211,767**	**1,830,174**	**2,954,323**	**1,496,342**
Income tax and social contribution paid		(4,728)	-	(206,005)	(299,184)
Loans and financing - interest due and paid	20.3	(48,454)	(16,126)	(166,625)	(85,457)
Debentures - interest due and paid	21.2	(28,351)	(9,806)	(370,660)	(121,881)
Charges for lease liabilities paid	26.2	(192)	(88)	(9,737)	(2,290)
Charges on loans granted/obtained from related parties		4,895	(10,055)	-	-
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		**2,134,937**	**1,794,099**	**2,201,296**	**987,530**
NET CASH GENERATED (USED) BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	39	-	(79,858)	-	20,770
NET CASH GENERATED FROM OPERATING ACTIVITIES		**2,134,937**	**1,714,241**	**2,201,296**	**1,008,300**

(continued)

Statements of Cash Flows

for the six-month periods ended June 30, 2022, and 2021 (continuation)

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		06.30.2022	06.30.2021	06.30.2022	06.30.2021
CASH FLOWS FROM INVESTMENT ACTIVITIES					
Financial investments		(7,496)	2,998	77,638	20,131
Loans and financing granted to related parties		(100,000)	-	-	-
Receipt of loans and financing granted to related parties		100,000	33,899	-	-
Additions to contract assets		-	-	(1,021,933)	(701,521)
Additions in investments	15.1	(4,829)	(3,870)	(4,829)	(100)
Capital reduction of investees	15.1	-	53,000	61,537	-
Additions to property, plant and equipment		(1,086)	(379)	(353,477)	(64,585)
Additions to intangible assets	17.4	(742)	(748)	(3,468)	(3,635)
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS		**(14,153)**	**84,900**	**(1,244,532)**	**(749,710)**
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	39	-	-	-	(47,338)
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES		**(14,153)**	**84,900**	**(1,244,532)**	**(797,048)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Loans and financing obtained from third parties	20.3	-	-	121,927	-
Issue of debentures	21.2	-	-	1,500,000	-
Transaction costs in the issuing of debentures	21.2	-	-	(14,445)	-
Payments of principal - loans and financing	20.3	(134,894)	(300,000)	(242,732)	(101,965)
Payments of principal - debentures	21.2	(500,000)	(280,000)	(526,655)	(335,877)
Amortization of principal of lease liabilities	26.2	(170)	(149)	(26,327)	(25,349)
Dividends and interest on own capital paid		(1,623,198)	(1,246,952)	(1,623,198)	(1,255,581)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		**(2,258,262)**	**(1,827,101)**	**(811,430)**	**(1,718,772)**
NET CASH USED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	39	-	-	-	(1,608)
NET CASH USED FROM FINANCING ACTIVITIES		**(2,258,262)**	**(1,827,101)**	**(811,430)**	**(1,720,380)**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		**(137,478)**	**(27,960)**	**145,334**	**(1,509,128)**
Cash and cash equivalents at the beginning of the period	5	626,052	42,700	3,472,845	3,222,768
Cash and cash equivalents at the end of the period	5	488,574	14,740	3,618,179	1,437,628
Cash and cash equivalents variations from discontinued operations	39	-	-	-	276,012
CHANGE IN CASH AND CASH EQUIVALENTS		**(137,478)**	**(27,960)**	**145,334**	**(1,509,128)**

Notes are an integral part of these interim financial reporting

Statements of Added Value

for the six-month periods ended June 30, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

ADDED VALUE TO DISTRIBUTE	Parent Company		Consolidated	
	06.30.2022	06.30.2021	06.30.2022	06.30.2021
Income				
Sale of energy, services and other income	-	-	15,231,394	13,211,408
Construction income	-	-	1,115,069	1,005,406
Fair value of indemnifiable concession assets	-	-	77,305	68,719
Sectorial financial assets and liabilities result	-	-	747,667	869,738
Other income	7,731	-	27,848	24,457
Expected credit losses	-	-	(82,407)	(81,344)
	7,731	**-**	**17,116,876**	**15,098,384**
(-) Supplies acquired from third parties				
Energy purchased for resale	-	-	4,238,007	4,054,810
Charges for use of the main transmission grid (-) ESS and ERR	-	-	951,872	927,002
Materials, supplies and third parties services	19,352	13,743	524,629	1,037,845
Natural gas and supplies for gas operations	-	-	561,581	279,116
Construction costs	-	-	993,784	922,480
Loss / Recovery of assets	7,658	38	62,018	32,745
Provision for allocation of PIS and Cofins credits	-	-	9,695	(126,206)
Impairment	-	-	810,563	-
Other supplies	21,857	44,861	180,491	101,351
	48,867	**58,642**	**8,332,640**	**7,229,143**
(=) GROSS ADDED VALUE	**(41,136)**	**(58,642)**	**8,784,236**	**7,869,241**
(-) Depreciation and amortization	**1,231**	**1,134**	**641,872**	**511,491**
(=) NET ADDED VALUE	**(42,367)**	**(59,776)**	**8,142,364**	**7,357,750**
(+) Transferred added value				
Equity in earnings of investees	257,061	1,542,602	321,206	152,805
Financial income	37,125	217,777	530,786	506,711
Other Income	679	615	172,706	108,400
	294,865	**1,760,994**	**1,024,698**	**767,916**
Added value from discontinued operations	**-**	**79,858**	**-**	**224,138**
	252,498	**1,781,076**	**9,167,062**	**8,349,804**

(continued)

Statements of Added Value

for the six-month periods ended June 30, 2022, and 2021 (continuation)

All amounts expressed in thousands of Brazilian reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated			
	06.30.2022	%	06.30.2021	%	06.30.2022	%	06.30.2021	%
Personnel								
Salaries and management fees	14,560		5,114		408,861		403,654	
Private pension and health plans	3,227		1,402		134,582		122,995	
Meal and education allowance	1,040		788		50,333		50,829	
Social security charges - FGTS	976		279		25,834		25,673	
Voluntary retirement program	(2,087)		-		(8,526)		-	
Provisions for profit sharing	376		5,006		46,356		144,345	
	18,092	7.2	**12,589**	0.7	**657,440**	7.2	**747,496**	9.0
Government								
Federal								
Tax	26,919		4,701		679,463		1,188,219	
Sectorial charges	-		-		2,847,113		1,723,007	
State	23		27		2,803,142		2,221,843	
Municipal	882		2		7,321		8,563	
	27,824	11.0	**4,730**	0.3	**6,337,039**	69.1	**5,141,632**	61.6
Third Parties								
Interest	78,598		27,795		993,864		512,874	
Update of provision for allocation of PIS and Cofins credits	-		-		1,011,370		-	
Leasing and rent	166		129		18,496		5,832	
Donations, subsidies and contributions	-		-		1,433		1,596	
	78,764	31.2	**27,924**	1.6	**2,025,163**	22.1	**520,302**	6.2
Shareholders								
Accumulated profits	127,818		1,655,975		127,818		1,652,237	
Non controlling interests	-		-		19,602		63,999	
	127,818	50.6	**1,655,975**	93.0	**147,420**	1.6	**1,716,236**	20.6
Distributed added value from discontinued operations	**-**	-	**79,858**	4.4	**-**	-	**224,138**	2.6
	252,498	100.0	**1,781,076**	100.0	**9,167,062**	100.0	**8,349,804**	100.0

The notes are an integral part of this interim financial information

NOTES TO THE INTERIM FINANCIAL INFORMATION

As of June 30, 2022

All amounts expressed in thousands of Brazilian reais

1 Operations

Companhia Paranaense de Energia (Copel, Company), with its head office located at José Izidoro Biazetto, 158, Bloco A, Curitiba - Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 2 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and also on the New York Stock Exchange (NYSE) and the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, planning, and asset-building activities related to the generation, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel has participations in consortiums, private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy and natural gas.

1.1 Equity interests of Copel

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4). There were no changes, acquisitions or disposals in relation to the equity interests of December 31, 2021.

1.1.1 Subsidiaries

Subsidiaries	Headquarters	Main activity	Interest %	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS) (a)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Serviços S.A. (Copel SER)	Curitiba/PR	Production of electricity	100.0	Copel
Copel Comercialização S.A. (Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária S.A. (UEGA)	Curitiba/PR	Production of electricity from natural gas	20.3	Copel
			60.9	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Brownfield Investment Holding Ltda. (Brownfield)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Ventos de Serra do Mel B S.A. (Serra do Mel)	Serra do Mel/RN	Control and management of interests	68.84	Copel GeT
			31.16	Brownfield
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A.	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (FDA)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Eol Potiguar B61 SPE S.A. (b)	Serra do Mel/RN	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D'Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Eol Potiguar B141 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B142 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B143 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Ventos de Vila Paraíba IV SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel

(a) On May 19, 2022, the Brazilian Securities and Exchange Commission (CVM) granted the registration of Copel DIS as a publicly-held company in category "B".

(b) Wind farm with 99.99992% interest in Copel Get and 0.00008% in Brownfield.

1.1.2 Joint Ventures

Joint ventures	Headquarters	Main activity	Interest	
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Solar Paraná GD Participações S.A. (a)	Curitiba/PR	Interests in companies	49.0	Copel
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A.	Jundiaí/SP	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT

(a) Holding of 6 Special Purpose Entities (SPEs) operating in the distributed generation sector (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, and Bandeirantes Solar I, Bandeirantes Solar II and Bandeirantes Solar III, in pre-operating stage.

1.1.3 Associates

Associated companies	Headquarters	Main activity	Interest	
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.03	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel

1.1.4 Joint operations (consortiums)

Joint operations - Consortiums	Consortium members	Interest (%)
Consórcio Energético Cruzeiro do Sul (Note 16.3)	Copel GeT	51.0
	Eletrosul Centrais Elétricas S.A.	49.0
Consórcio Empreendedor Baixo Iguaçu (Note 16.3)	Copel GeT	30.0
	Geração Céu Azul S.A (subsidiary of Neoenergia S.A.)	70.0
Consórcio Copel Energia a Gás Natural (a)	Copel	49.0
	Shell Brasil Petróleo Ltda.	51.0

a) Consórcio Copel Energia a Gás Natural

Created in July 2020 to develop technical, economic-financial and socio-environmental feasibility studies of natural gas thermoelectric generation projects. The object planned for the consortium is under development.

2 Concessions and Authorizations

2.1 Concession contracts or authorizations obtained by Copel

Concession agreement / authorization of the equity		Interest %	Maturity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão	70	06.11.2040
	Contract 125/2001 - HPP Santa Clara	70	05.10.2040
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.19.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	09.21.2037
UEG Araucária	Authorization 351/1999 - TPP Araucária (60.9% Copel GET)	20.3	12.23.2029
Compagás (2.1.1)	Concession gas distribution contract	51	07.06.2024
Usina de Energia Eólica São João S.A. (a)	MME Ordinance 173 /2012 - WPP São João	49	03.26.2047
Usina de Energia Eólica Carnaúba S.A. (a)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.09.2047
Usina de Energia Eólica Reduto S.A. (a)	MME Ordinance 230 /2012 - WPP Reduto	49	04.16.2047
Usina de Energia Eólica Santo Cristo S.A. (a)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.18.2047

(a) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.

Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Power Plant - TPP
Wind Power Plant - WPP

2.1.1 Compagas

Compagas is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, which determines the validity of 30 years as of July 6, 1994.

On December 7, 2017, the State of Paraná published Complementary Law 205, introducing a new interpretation to the end of the concession that occurred on January 20, 2019. There was an understanding among the shareholders that the law could be challenged and Compagas filed a lawsuit, due to the unconstitutionality of the Law. Provisional protection was granted to Compagas recognizing the validity of the maturity clause provided for in the contract. On December 1, 2020, Supplementary Law No. 227 was issued, revoking article 15 of Supplementary Law No. 205/17, maintaining the expiration of the concession on July 6, 2024.

On July 23, 2021, the Secretary of Planning and Structuring Projects of the State of Paraná submitted for public consultation the State Plan for the Piped Gas Distribution Sector, covering the proposal to extend the concession of Compagas for 30 years, counted from July 6, 2024. The proposal includes the execution of a new concession agreement, with a change in the tariff structure of the price concession by cost to a ceiling tariff. On February 22, 2022, a Public Hearing was held via videoconference to obtain suggestions and contributions to the State Gas and Concession Extension Plan. The Final Report of the hearing had not been disclosed until the authorization for issuance of these interim financial statements.

2.2 Concession contracts or authorizations obtained by Copel Get and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP			
Generation Concession Contract 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	05.27.2047
Generation Concession Contract 001/2011 - HPP Colíder		100	01.30.2046
Authorization - Ordinance 133/2011 - SHP Cavernoso II		100	12.06.2050
Generation Concession Contract 002/2012 - HPP Baixo Iguaçu		30	12.03.2049
Generation Concession Contract 007/2013			
HPP Apucaraninha		100	01.27.2027
HPP Chaminé		100	08.02.2028
HPP Derivação do Rio Jordão		100	06.21.2032
HPP Cavernoso		100	06.23.2033
PUBLIC SERVICE CONCESSIONS			
Generation Concession Contract 045/1999			
TPP Figueira (Note 34.2.6)		100	03.27.2019
HPP São Jorge (Note 34.2.6)		100	07.24.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	09.25.2032
HPP Gov. José Richa (Salto Caxias)		100	03.20.2033
Generation Concession Contract 001/2020			
UHE Guaricana		100	07.21.2028
Authorization - Resolution 278/1999 - WPP Palmas		100	09.29.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	-
Generation Concession Contract 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.03.2053
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity			
UEG Araucária	Authorization 351/1999 - TPP Araucária (20,3% - Copel)	60.9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D'Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São Miguel II	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35.77	08.15.2032
SHP Bela Vista (Note 16.5.1)	Resolution 913/2017 - transfer of title under Resolution 7,802/2019	100	01.02.2041
F.D.A. Electricity Generation (Note 34.2.6)	Generation Concession Contract contract 002/2020	100	12.21.2024
Jandaíra I Energias Renováveis (a)	Ordinance 140/2020 - WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis (a)	Ordinance 141/2020 - WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis (a)	Ordinance 142/2020 - WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis (a)	Ordinance 139/2020 - WPP Jandaíra IV	100	04.02.2055
EOL Potiguar B 141 SPE S.A.	Ordinance 02/2019 - WPP Vila Maranhão I	100	01.11.2054
EOL Potiguar B 142 SPE S.A.	Ordinance 12/2019 - WPP Vila Maranhão II	100	01.14.2054
EOL Potiguar B 143 SPE S.A.	Ordinance 13/2019 - WPP Vila Maranhão III	100	01.14.2054
EOL Potiguar B 61 SPE S.A.	Ordinance 453/2019 - WPP Ventos de Vila Mato Grosso I	100	12.06.2054
Ventos de Vila Paraíba IV SPE S.A	Ordinance 10/2019 - WPP Vila Ceará I	100	01.14.2054

(a) Projects under construction (Note 16.5.2).

Copel GeT		Interest %	Maturity	Next tariff review
Transmission lines and substations concession agreements				
Contract 060/2001 - Transmission facilities (sundry Transmission lines and Substations) - extended by the 3rd additive term		100	01.01.2043	2023
Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva		100	08.17.2031	(a)
Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho		100	03.17.2038	2023
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.19.2039	2025
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.06.2040	2026
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.06.2040	2026
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.27.2042	2023
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043	2023
Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044	2024
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.05.2044	2025
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.05.2044	2025
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau		100	04.07.2046	2026
Transmission line 230 kV Baixo Iguaçu - Realeza				
Transmission line 230 kV Curitiba Centro - Uberaba				
Substation Medianeira 230/138 kV				
Substation Curitiba Centro 230/138 kV				
Substation Andirá Leste 230/138 kV				
Concession agreement / authorization of the equity				
Costa Oeste Transmissora	**Contract 001/2012:**	100	01.12.2042	2027
	Transmission line 230 kV Cascavel Oeste - Umuarama			
	Substation Umuarama 230/138 kV			
Caiuá Transmissora	**Contract 007/2012:**	49	05.10.2042	2027
	Transmission line 230 kV Umuarama - Guaíra			
	Transmission line 230 kV Cascavel Oeste - Cascavel Norte			
	Substation Santa Quitéria 230/138/13,8 kV			
	Substation Cascavel Norte 230/138/13,8 kV			
Marumbi Transmissora	**Contract 008/2012:**	100	05.10.2042	2027
	Transmission line 525 kV Curitiba - Curitiba Leste			
	Substation Curitiba Leste 525/230 kV			
Integração Maranhense	**Contract 011/2012:** Transmission line 500 Kv Açailândia - Miranda II	49	05.10.2042	2027
Matrinchã Transmissora	**Contract 012/2012:**	49	05.10.2042	2027
	Transmission line 500 kV Paranaíta - Cláudia			
	Transmission line 500 kV Cláudia - Paranatinga			
	Transmission line 500 kV Paranatinga - Ribeirãozinho			
	Substation Paranaíta 500 kV			
	Substation Cláudia 500 kV			
	Substation Paranatinga 500 kV			
Guaraciaba Transmissora	**Contract 013/2012:**	49	05.10.2042	2027
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte			
	Transmission line 500 kV Rio Verde Norte - Marimbondo II			
	Substation Marimbondo II 500 kV			
Paranaíba Transmissora	**Contract 007/2013:**	24.5	05.02.2043	2023
	Transmission line 500 kV Barreiras II - Rio das Éguas			
	Transmission line 500 kV Rio das Éguas - Luziânia			
	Transmission line 500 kV Luziânia - Pirapora 2			
Mata de Santa Genebra	**Contract 001/2014:**	50.1	05.14.2044	2024
	Transmission line 500 kV Itatiba - Bateias			
	Transmission line 500 kV Araraquara 2 - Itatiba			
	Transmission line 500 kV Araraquara 2 - Fernão Dias			
	Substation Santa Bárbara D´Oeste 440 kV			
	Substation Itatiba 500 kV			
	Substation Fernão Dias 500/440 kV			
Cantareira Transmissora	**Contract 019/2014:** Transmission line Estreito - Fernão Dias	49	09.05.2044	2025
Uirapuru Transmissora	**Contract 002/2005:** Transmission line 525 kV Ivaiporã - Londrina	100	03.04.2035	(a)

(a) Do not undergo tariff review and RAP reduces to 50% in the 16th year.

3 Basis of Preparation

These individual and consolidated interim financial information have been prepared in accordance with standard CPC 21 - Demonstração Intermediária, issued by the Brazilian Accounting Pronouncements Committee (CPC), and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, and presented following the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Management declares that all relevant information from the individual and consolidated interim financial information is being evidenced and corresponds to that used in management.

The issuance of these consolidated interim financial information was approved by the Board of Directors on August 09, 2022.

3.1 Functional and presentation currency

The individual and consolidated interim financial information are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.2 Basis of measurement

The individual and consolidated interim financial information were prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.3 Use of estimates and judgments

In the preparation of these individual and consolidated interim financial information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company. Actual results may differ from those estimates.

Estimates and assumptions are reviewed continuously and these revisions are recognized prospectively.

Information about the use of estimates and judgment referring to the adoption of accounting policies that impact the amounts recognized in the interim financial information is the same as that disclosed in note 3.4 to the financial statements for the year ended December 31, 2021.

3.4 Management judgment on going concern

Management has concluded that there are no material uncertainties that cast doubt on the Company ability to continue as a going concern. No events or conditions were identified that, individually or collectively, may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such a conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets set forth in the Company Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

4 Significant Accounting Policies

The accounting policies of the Company are consistent with those presented in the financial statements for the year ended December 31, 2021.

4.1 Standards applicable to the Company effective January 1, 2022

As of January 1, 2022, the following changes are in effect, with no significant impact on the financial statements of the Company:

(i) CPC 25 / IAS 37: specification of costs to fulfill the onerous contract;

(ii) CPC 27 / IAS 16: definitions of resources before their intended use;

(iii) CPC 15 / IFRS 3: update of the standard, in view of the changes in the Conceptual Framework;

(iv) Annual improvements to the 2018 - 2020 IFRS cycle: comprise amendments to CPC 37 / IFRS 1, CPC 48 / IFRS 9, IFRS 16/ CPC 06 e CPC 29 / IAS 41.

5 Cash and Cash Equivalents

	Parent Company		Consolidated	
	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Cash and bank accounts	34	163	252,376	231,372
Financial investments with immediate liquidity	488,540	625,889	3,365,803	3,241,473
	488,574	**626,052**	**3,618,179**	**3,472,845**

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus net earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments have post-fixed interest rates between 94.0% and 101.5% of Interbank Deposit Certificate (“CDI”).

6 Bonds and Securities

The Company holds securities that yield variable interest rates. The term of these securities ranges from 1 to 122 months from the end of the reporting period.

Category	Index	Parent Company 06.30.2022	Parent Company 12.31.2021	Consolidated 06.30.2022	Consolidated 12.31.2021
Units in Funds (a)	CDI	91	91	310,191	284,852
Bank Deposit Certificates - CDB	96% to 101% of CDI	-	-	55,792	61,635
National Treasury Bills - LTN	10.92% p.a.	-	-	14,571	14,571
		91	**91**	**380,554**	**361,058**
	Current	**91**	**91**	**14,662**	**16,121**
	Noncurrent	**-**	**-**	**365,892**	**344,937**

Interbank Deposit Certificate - CDI
(a) These are fixed income funds in the Parent Company and reserve accounts intended to comply with contracts with BNDES.

7 Trade Accounts Receivable

Consolidated	Balances falling due	Overdue up to 90 days	Overdue for more than 90 days	Total 06.30.2022	Total 12.31.2021
Customers					
Residential	368,788	227,530	43,043	639,361	858,070
Industrial	222,503	20,256	47,708	290,467	329,910
Commercial	232,399	52,506	28,546	313,451	442,902
Rural	79,171	24,279	4,624	108,074	151,459
Public Entities	36,715	2,385	319	39,419	58,532
Public lighting	35,104	85	-	35,189	55,943
Public service	47,019	1,284	575	48,878	62,350
Unbilled - captives	602,247	-	-	602,247	948,418
Energy installments plan - captives customers (7.1)	299,234	38,747	66,202	404,183	343,667
Low income subsidy - Eletrobras	22,530	-	-	22,530	17,712
Free consumers	203,401	1,755	3,072	208,228	174,495
Other receivables	52,119	25,739	82,877	160,735	157,526
Bonus for voluntary consumption reduction (7.4)	(2,669)	-	-	(2,669)	(134,890)
	2,198,561	**394,566**	**276,966**	**2,870,093**	**3,466,094**
Concessionaires, permission holder and trading companies					
Bilateral contracts	228,031	1,792	276	230,099	210,632
Regulated contracts	209,183	1	5,317	214,501	223,237
CCEE (7.2)	53,558	-	119,665	173,223	467,529
Energy suplies	**490,772**	**1,793**	**125,258**	**617,823**	**901,398**
Charges from using transmission grid	**338,666**	**2,227**	**11,940**	**352,833**	**362,070**
Gas distribution	**145,593**	**1,186**	**11,434**	**158,213**	**90,465**
Expected credit losses (7.3)	**(14,698)**	**(27,376)**	**(284,037)**	**(326,111)**	**(304,601)**
	3,158,894	**372,396**	**141,561**	**3,672,851**	**4,515,426**
Current				**3,580,259**	**4,433,193**
Noncurrent				**92,592**	**82,233**

7.1 Energy installments plan - captive customers

The trade accounts receivable renegotiated are discounted to present value as of June 30, 2022, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate of 1.10% p.m.

7.2 Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by the Electric Energy Commercialization Chamber - CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Of the total presented, R$119,665 refer to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of HPP Colíder. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, could be postponed. Expected credit losses were recorded in the same amount as the receivable balance, as presented in Note 7.3.

Copel GeT filed an administrative request for the exclusion of liability at Aneel, which was denied, and subsequently, on December 18, 2017, it filed an ordinary lawsuit with a request for advance protection with the Court, requesting the reversal of the agency decision. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction applied for in the interlocutory appeal to suspend the enforcement of any burden or penalty to Copel as a result of noncompliance with the deadlines originally provided for in the Concession Agreement until a final unappealable ruling is rendered. The main action awaits its judgment on the merits.

The contracted energy of the plant is 125 MW average. For overdue periods the contract was fulfilled and, due to the fact it is awaiting a decision on the merits of the lawsuit, the Company recognized the revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

7.3 Expected credit losses

Consolidated	Balance as of January 1, 2022	Additions / (Reversals)	Reversal of write offs	Balance as of June 30, 2022
Customers				
Residential	50,268	64,404	(50,412)	64,260
Industrial	42,431	(8,462)	9,171	43,140
Commercial	58,294	25,722	(10,759)	73,257
Rural	2,960	2,897	(1,532)	4,325
Public Entities	381	338	(13)	706
Public lighting	11	5	-	16
Public service	(27)	1,753	(59)	1,667
Unbilled - captives customers	2,474	(463)	-	2,011
Adjustment to present value	(1,504)	(566)	-	(2,070)
	155,288	**85,628**	**(53,604)**	**187,312**
Concessionaires, permission holder and trading companies				
CCEE (7.2)	119,665	-	-	119,665
Concessionaries and permission holder	19,763	(6,709)	(4,116)	8,938
	139,428	**(6,709)**	**(4,116)**	**128,603**
Gas distribution	**9,885**	**504**	**(193)**	**10,196**
	304,601	**79,423**	**(57,913)**	**326,111**

7.4 Incentive program for the voluntary reduction of electricity consumption

Due to the water scarcity scenario in the last years, the Federal Government proposed the creation of the Incentive Program for the Voluntary Reduction of Electricity Consumption, within the scope of the Chamber of Exceptional Rules for Hydro Energy Management (CREG), to encourage consumers to reduce their energy consumption and thus avoid contracting more expensive plants.

To be entitled to the bonus, the consumer should reduce his electricity consumption in the months from September to December 2021, in such a way that the total consumptions in this period were at least 10% lower than the total consumption for the same period of 2020. Consumers who reached the reduction target received a bonus of R$0.50 per kilowatt-hour (kWh) of the total energy saved from September to December 2021, compared to the same period of 2020, limited to 20% of the energy saved.

The program has been covered by the System Service Charges (ESS). The bonus credited to the invoices of eligible consumers in January, February and March 2022 is being reimbursed to distributors by CCEE. Considering that the value of the bonus is no longer an account receivable from consumers and became credit with the CCEE, the amount initially recorded in the Trade Accounts Receivable item was reclassified to the Other Receivables item (Note 11).

8 Net Sectorial Financial Assets and Liabilities

Sector financial assets and liabilities comprise the differences between the balances considered in the tariff coverage to cover energy costs, charges and other financial components, and the actual costs incurred, resulting in a balance receivable by the distributor or to be reimbursed to consumers. The current balance consists of amounts approved by Aneel in the 2022 Tariff Adjustment and amounts that will be ratified in the next tariff events.

Consolidated	Balance as of	Operating revenues		Financial results	Tariff	Statement of Financial Position	Balance as of
	January 1, 2022	Constitution	Amortization	Updating	flags	Constitution	June 30, 2022
Portion A							
Electricity purchased for resale - Itaipu	1,286,966	154,188	(344,846)	57,548	-	-	1,153,856
Electricity purchased for resale - CVA Energ	(475,842)	(350,711)	139,150	(15,102)	40,107	-	(662,398)
Transport of energy using the transmission system - basic grid	180,521	(48,108)	(157,030)	7,977	-	-	(16,640)
Transport of energy purchased from Itaipu	14,018	(9,935)	(16,055)	693	-	-	(11,279)
ESS	531,280	326,012	(36,027)	25,084	(443,689)	-	402,660
CDE	(18,786)	397,212	(44,354)	10,086	-	-	344,158
Proinfa	10,501	73,799	(12,482)	3,136	-	-	74,954
Other financial components							
Refunds of Pis and Cofins (Note 12.2.1)	(337,350)	-	368,327	-	-	(1,593,100)	(1,562,123)
Neutrality	81,177	44,721	(35,558)	1,810	-	-	92,150
Offset of CCEAR bilateral contracts	(184)	(239)	192	(148)	-	-	(379)
Hydrological risk	(604,152)	(286,327)	249,173	(18,864)	-	-	(660,170)
Tariff refunds	(198,997)	(17,778)	56,859	(6,261)	-	-	(166,177)
Overcontracting	(78,596)	181,424	(42,730)	(4,950)	(50,312)	-	4,836
Itaipu Bonus	(26,451)	46,914	(233)	(4,516)	-	(4,714)	11,000
Water shortage account (a)	-	-	2,881	(2,293)	-	(145,845)	(145,257)
Others	110,196	90,795	18,433	14,264	-	(1,701)	231,987
	474,301	**601,967**	**145,700**	**68,464**	**(453,894)**	**(1,745,360)**	**(908,822)**
Current assets	**383,740**						-
Noncurrent assets	**383,740**						**22,843**
Current liabilities	**(139,770)**						**(885,385)**
Noncurrent liabilities	**(153,409)**						**(46,280)**

a) Water shortage account

Decree No. 10,939/2022 provided for measures to address the financial impacts on the electricity sector arising from the situation of water scarcity, authorizing the contracting of a financial transaction to cover the costs arising from this scenario and the deferrals applied in previous tariff processes. On March 15, 2022, Aneel approved Normative Resolution No 1,008, which presents the criteria and procedures for managing the Water shortage account and on May 3, 2022, Aneel Order No. 1,177 fixed the amounts of resources to be transferred to distributors. On September 05, 2022, Copel DIS received the amount of R$145,845, recognizing a negative financial component in the same amount, updated by the Selic rate since the credit date, as provided for in Aneel Normative Resolution No 1,008/2022.

b) Annual tariff adjustment

In the annual tariff readjustment process, according to Aneel Ratifying Resolution No. 3,049/2022 (Note 30.4), R$1,593,100 was considered as a result of a lawsuit filed by the Company regarding the exclusion of ICMS from the PIS/Cofins calculation basis (Note 12.2.1).

Also, given the privatization of Centrais Elétricas Brasileiras S.A. - Eletrobrás, it was determined that 50% of the added value arising from the bonus for the granting of renewed concession contracts of Eletrobrás' hydroelectric plants, be transferred to the tariff reasonableness. In June 2022, Aneel partially anticipated these funds, while Public Consultation is in progress to define the transfers. In the Copel DIS tariff process of 2022, R$318,060 was transferred as a financial item, named “CDE Modicidade Eletrobrás”.

9 Accounts Receivables - Concessions

Consolidated	06.30.2022	12.31.2021
Power distribution service concession (9.1)	1,311,673	1,200,708
Piped gas distribution service concession (9.2)	258,991	233,026
Bonus from the grant of concession agreements under the quota system (9.3)	770,081	730,851
Generation concession agreements (9.4)	69,682	102,220
	2,410,427	**2,266,805**
Current	**8,214**	**5,121**
Noncurrent	**2,402,213**	**2,261,684**

9.1 Power distribution service concession

Balance as of January 1, 2022	**1,200,708**
Transfers from contract assets (Note 10.1)	52,596
Transfers to other receivables (assets held for disposal)	(541)
Fair value recognition	58,963
Loss on disposal	(53)
Balance as of June 30, 2022	**1,311,673**

The distribution concession agreement amount is measured at fair value and its collection is assured by the Concession Grantor through an indemnity upon the return of these assets at the end of the concession period.

9.2 Piped gas distribution service concession

Balance as of January 1, 2022	**233,026**
Transfers from contract assets (Note 10.2)	282
Transfers from intangible assets (Note 17.3)	7,507
Fair value recognition	18,342
Loss on disposal	(166)
Balance as of June 30, 2022	**258,991**

9.3 Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2022	**730,851**
Transfers to electricity grid use charges - customers	(38,916)
Interest (Note 30.1)	78,146
Balance as of June 30, 2022	**770,081**

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, under Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Concession Grantor, amounting to R$574,827, as per Aneel Invitation to Bid 12/2015.

The amount of the bonus for the grant was recognized as a financial asset due to the unconditional right of Copel GeT to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

9.4 Power generation concession contract

Balance as of January 1, 2022	**102,220**
Remuneration	1,934
Fair value adjustment	(34,472)
Balance as of June 30, 2022	**69,682**

Residual balance refers to the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balances were reclassified to accounts receivable linked to the concession and subsequently measured at the best estimate of fair value.

On December 17, 2015, Copel GeT expressed to Aneel its interest in receiving the indemnifiable amount, with proof of the respective investments, and on July 22, 2022, it filed the updated valuation report of the indemnifiable amount.

10 Contract assets

Consolidated		06.30.2022	12.31.2021
Power distribution service concession (10.1)		2,227,308	1,798,195
Piped gas distribution service concession (10.2)		25,851	29,815
Power transmission concession (10.3)		5,368,795	5,060,038
		7,621,954	**6,888,048**
	Current	**185,590**	**148,488**
	Noncurrent	**7,436,364**	**6,739,560**

10.1 Power distribution service concession contract

Consolidated	Assets	Special liabilities	Total
Balance as of January 1, 2022	**1,851,866**	**(53,671)**	**1,798,195**
Acquisitions	1,089,647	-	1,089,647
Customers contributions	-	(115,506)	(115,506)
Provision for legal claims added to the cost of the works	703	-	703
Transfers to intangible assets (Note 17.1)	(568,576)	80,183	(488,393)
Transfers to accounts receivable - concessions (Note 9.1)	(63,732)	11,136	(52,596)
Loss on disposal	(4,742)	-	(4,742)
Balance as of June 30, 2022	**2,305,166**	**(77,858)**	**2,227,308**

Balance composed of works in progress mainly related to the construction and expansion of substations, lines and distribution networks, measured at historical cost, net of special liabilities. As these works are completed, the amounts are transferred to Accounts receivable related to the concessions and Intangible assets, according to the form of remuneration.

10.2 Piped gas distribution service concession contract

Balance as of January 1, 2022	**29,815**
Acquisitions	4,714
Transfers to intangible assets (Note 17.3)	(8,396)
Transfers to accounts receivable - concessions (Note 9.2)	(282)
Balance as of June 30, 2022	**25,851**

10.3 Transmission service concession contract

	Concession assets	RBSE assets	Total
Balance as of January 1, 2022	**3,632,386**	**1,427,652**	**5,060,038**
Realization of gains/losses in business combinations	361	-	361
Transfers to electricity grid use charges - customers	(195,328)	(94,295)	(289,623)
Transfers to property, plant and equipment	(459)	-	(459)
Transfers from litigations	(1,431)	-	(1,431)
Remuneration	362,551	141,939	504,490
Construction revenue	52,641	-	52,641
Construction income	863	-	863
Gain from efficiency (10.3.1)	41,915	-	41,915
Balance as of June 30, 2022	**3,893,499**	**1,475,296**	**5,368,795**

10.3.1 Gain (loss) due to efficiency or inefficiency in the implementation and operation of transmission infrastructure

In the construction and operation of the transmission infrastructure, possible positive or negative impacts are expected due to delays and additional costs due to environmental issues, variation in costs, mainly with cables and structures when indexed to foreign currency, additional easement costs and land negotiations, potential earthworks for unforeseen events, early maturity of commercial transactions and RAP revision/readjustment according to the regulatory standards and contractual provisions. Changes in the original project that affect its profitability are recognized directly in the statement of income when incurred, except for the part of RAP related to the operation and maintenance performance of the assets that is recognized as the services are performed. On June 21, 2022, Aneel approved the 2nd tariff review of the Costa Oeste and Marumbi contracts, resulting in a gain of R$30,654.

10.3.2 Assumptions adopted for the calculation of contract assets

		06.30.2022		12.31.2021
	Concession assets	RBSE assets	Concession assets	RBSE assets
Construction margin	1.65%	N/A	1.65%	N/A
Operating and maintenance margin	1.65%	N/A	1.65%	N/A
Remuneration rate (a)	9.58% p.a.	9.45% p.a.	9.56% p.a.	9.54% p.a.
Contract correction index	IPCA (b)	IPCA	IPCA (b)	IPCA
Annual RAP, according to Ratifying Resolution	464,781	192,288	456,499	192,288

(a) Average rate of contracts

(b) Contract 075/2001 - LT 230 kV Bateias - Jaguariaíva, from Copel GET, and contract 002/2005 - LT 525 kV Ivaiporã - Londrina, from Uirapuru, are adjusted by the IGPM.

11 Other Receivables

	Parent Company		Consolidated	
	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Fair value in the purchase and sale of power (Note 34.2.12)	-	-	634,954	855,775
Services in progress (a)	-	7,658	308,118	319,179
CDE Transfer (11.2)	-	-	96,013	68,999
Credits on purchases of gas (11.1)	-	-	57,829	73,229
Reimbursement of coal consumption values by CDE	-	-	51,696	33,107
Disposals and decommissioning in progress	-	-	39,012	42,509
Advance payments to employees	852	645	35,294	20,141
Advance payments to suppliers (b)	-	-	13,395	15,528
Bonus for voluntary consumption reduction (Note 7.4)	-	-	2,917	134,892
Derivatives fair value - forward contract	-	-	-	2,907
Other receivables	657	505	86,377	100,156
	1,509	**8,808**	**1,325,605**	**1,666,422**
Current	**1,490**	**1,150**	**705,667**	**749,816**
Noncurrent	**19**	**7,658**	**619,938**	**916,606**

(a) This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.

(b) Advances to suppliers provided on contractual clauses.

11.1 Credits on purchases of gas - Compagas

It refers to the acquisition of contracted and guaranteed gas volumes, higher than those effectively withdrawn and used, for which the contract provides for future compensation. Compagas has the right to use and offset this gas within one year after the expiration of the contract. According to the contractual provisions and consumption perspectives, Compagas estimates to fully compensate the contracted volumes up to 2023. The contracts with Petrobras foresee the right to assign this asset. The Company reviewed the estimated recoverable value of the ship or pay credit to be offset and recorded impairment, as shown in note 31.4.

11.2 CDE Transfer

Values of the Energy Development Account - CDE to cover discounts on tariffs, defined in Law No. 10,438/2002 and Decree No. 7,891/2013. The amount of the transfer approved in the tariff adjustment of Copel DIS for the period from June 2022 to May 2023, in accordance with Aneel Ratifying Resolution No 3.049/2022, was R$47,684 monthly (R$47,661 between June 2021 and May 2022).

12 Taxes

12.1 Deferred income tax and social contribution

Parent Company	Balance as of January 1, 2022	Recognized in income	Balance as of June 30, 2022
Noncurrent assets			
Provisions for legal claims	119,434	(310)	119,124
Expected credit losses	49,443	-	49,443
Voluntary retirement program	5,140	(3,972)	1,168
Amortization - concession	4,851	191	5,042
Post-employment benefits	4,808	257	5,065
Others	8,536	41	8,577
	192,212	**(3,793)**	**188,419**
(-) Noncurrent liabilities			
Escrow deposits monetary variation	22,989	1,191	24,180
Transaction cost on loans and financing and debentures	796	(460)	336
Financial instruments	2,943	2,549	5,492
	26,728	**3,280**	**30,008**
Net	**165,484**	**(7,073)**	**158,411**

Consolidated	Balance as of January 1, 2022	Recognized in income	Balance as of June 30, 2022
Noncurrent assets			
Provision for allocation of PIS and Cofins credits	-	619,457	619,457
Provisions for legal claims	504,461	(5,219)	499,242
Post-employment benefits	429,260	11,244	440,504
Impairment of assets	302,397	(1,687)	300,710
Tax losses and negative tax basis	123,010	63,739	186,749
Research and development and energy efficiency programs	138,849	(2,664)	136,185
Expected credit losses	98,712	7,594	106,306
Social security contributions - injunction on judicial deposit	74,743	3,518	78,261
Amortization - concession	52,429	2,610	55,039
Provisons for performance and profit sharing	114,593	(99,295)	15,298
Concession contracts	19,769	(534)	19,235
Voluntary retirement program	24,308	(18,297)	6,011
Others	158,086	1,078	159,164
	2,040,617	**581,544**	**2,622,161**
(-) Noncurrent liabilities			
Concession contracts	1,803,098	107,276	1,910,374
Deemed cost of property, plant and equipment	326,497	(10,465)	316,032
Accelerated depreciation	102,324	13,185	115,509
Derivative financial instruments	105,504	(5,914)	99,590
Escrow deposits monetary variation	65,119	3,768	68,887
Transaction cost on loans and financing and debentures	28,036	700	28,736
Others	11,608	3,667	15,275
	2,442,186	**112,217**	**2,554,403**
Net	**(401,569)**	**469,327**	**67,758**
Assets presented in the Statement of Financial Position	963,259		1,561,788
Liabilities presented in the Statement of Financial Position	(1,364,828)		(1,494,030)

12.1.1 Projection for the realization of deferred income tax and social contribution:

	Parent Company		Consolidated	
	Assets	Liabilities	Assets	Liabilities
2022	7,211	(675)	227,120	(100,000)
2023	8,450	(1,110)	203,634	(292,082)
2024	8,190	(967)	419,327	(285,345)
2025	8,189	(967)	460,599	(206,429)
2026	8,189	(967)	108,006	(178,609)
2027 to 2029	24,063	(2,901)	243,592	(454,496)
2030 to 2031	124,127	(22,421)	959,883	(1,037,442)
	188,419	**(30,008)**	**2,622,161**	**(2,554,403)**

12.1.2 Unrecognized tax credits

As of June 30, 2022, Company did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$100,516 (R$68,826, as of December 31, 2021) for not having, reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

12.2 Other taxes recoverable and other tax obligations

	Parent Company		Consolidated	
	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Current assets				
Recoverable ICMS (VAT)	-	-	130,143	111,101
Recoverable PIS/Pasep and Cofins taxes (a)	-	-	1,210,713	1,396,645
Other recoverable taxes	-	-	917	1,118
	-	**-**	**1,341,773**	**1,508,864**
Noncurrent assets				
Recoverable ICMS (VAT)	-	-	164,766	141,951
Recoverable PIS/Pasep and Cofins taxes (a)	39,171	38,659	2,710,311	2,967,756
Other recoverable taxes	-	-	34,218	33,839
	39,171	**38,659**	**2,909,295**	**3,143,546**
Current liabilities				
ICMS (VAT) payable	-	-	263,434	290,627
PIS/Pasep and Cofins payable	-	34,726	31,174	42,340
IRRF on interest on capital	-	-	-	33,592
Special Tax Regularization Program - Pert	-	-	54,333	52,168
Other taxes	176	230	18,526	22,206
	176	**34,956**	**367,467**	**440,933**
Noncurrent liabilities				
Social security contributions - injunction on judicial deposit	3,460	3,260	230,535	220,108
Special Tax Regularization Program - Pert	-	-	357,691	369,526
Other taxes	-	-	5,957	5,176
	3,460	**3,260**	**594,183**	**594,810**

(a) The balance contains amounts referring Pis and Cofins credit on ICMS (Note 12.2.1 and e 12.2.2)

12.2.1 PIS and Cofins credit on ICMS - Copel Distribuição

On August 12, 2009, Copel DIS filed for a writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and Cofins

tax base. on June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal Regional Court of the 4th Region recognizing the right of Copel DIS to exclude from the PIS and Cofins tax base the full amount of ICMS included in the energy supply and distribution invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable decision.

Based on this favorable decision, Copel DIS recognized the tax credit updated in assets, which has been recovered through offsetting with taxes payable since June 2021, from the qualification of the credit originating from Cofins with the Federal Revenue Service. The PIS credit is still in the qualification process, under analysis by the Brazilian Federal Revenue Office.

On May 13, 2021, the Federal Supreme Court concluded the judgment of the motions for clarification filed by the Federal Government in Extraordinary Appeal 574.706/PR, partially granting the following terms: (i) relating to ICMS excluded from the PIS and Cofins calculation basis, the understanding that it is the highlighted ICMS prevailed; and (ii) modulate the effects of the judgment whose production will take place after March 15, 2017, except for the judicial and administrative actions filed up to the date of the session in which the judgment was delivered. Therefore, the final decision on this matter did not impact the final and unappealable decision in favor of Copel DIS, maintaining the treatment and amounts recorded.

The following table shows the movement of the asset until June 30, 2022:

Balance as of January 1, 2022		**4,355,265**
Monetary variation		139,565
Offsetting with taxes payable		(665,197)
Balance as of June 30, 2022		**3,829,633**
	Current	**1,204,248**
	Noncurrent	**2,625,385**

The asset balance will continue to be offset against future federal tax debts.

a) Liabilities to be refunded to consumers

The Company, with the support of its legal advisors, recorded a liability to be refunded to consumers related to the recovery of tax credits for the last 10 years, counting from the date of the final and unappealable decision, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts.

On February 09, 2021, Aneel opened Public Consultation No. 05/2021 aimed at discussing how to return tax credits to consumers, proposing that the amounts to be returned for each tariff cycle (credits with the Brazilian Federal Revenue Office, added to any judicial deposits already received by the concessionaire/permissionaire) are deducted from the electricity bill, through apportionment by the set of consumers.

Additionally, Aneel Order No. 361/2021 established that in exceptional situations, in which there is a

possibility of a significant tariff increase, part of the PIS and Cofins credits may be used in advance of the conclusion of the public consultation, limited to 20% of the total involved in lawsuits filed by distributors. In the tariff adjustment of June 24, 2022, the total of R$1,593,100 was considered as a financial item, so this balance was transferred to the sectorial financial liabilities account, as shown in the following table:

Balance as of January 1, 2022	**3,326,795**
Monetary variation	128,133
(-) Transfer to sectorial financial liabilities (Note 8)	(1,593,100)
Balance as of June 30, 2022	**1,861,828**

The balance of the liability will be refunded to the consumer as the tax credits in the asset are offset.

b) Provision for allocation of PIS and Cofins credits

On June 27, 2022, Federal Law No. 14,385 was enacted, which defines the allocation of mandatory tax amounts collected in excess by the providers of the public electricity distribution service, due to the recognition by the judiciary that ICMS should be excluded from the PIS and Cofins calculation basis.

As detailed earlier in this note, Copel DIS has recognized the right to exclude the full amount of ICMS from the PIS and Cofins calculation basis and has already transferred part of these amounts to consumers, through reductions in the tariff readjustments approved by Aneel.

In this context, despite the lack of regulation of this Law, based on the review of the risk assessment carried out by Management and supported by the opinions of legal advisors, Copel DIS decided to recognize an additional provision, with no immediate cash effect, referring to the period between the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit.

The Management of Copel DIS understands that the refund to consumers is limited to the tax credit amounts of the last 10 years from the date of the final and unappealable decision and, therefore, is evaluating the appropriate measures to be taken, including legal measures, considering the shelter given to unappealable decisions and applicable limitation periods.

The table below shows the changes in the provision until June 30, 2022:

Balance as of January 1, 2022	**-**
Provision for allocation of PIS and Cofins credits	810,563
Update of provision for allocation of PIS and Cofins credits	1,011,370
Balance as of June 30, 2022	**1,821,933**

Any allocation of this provision will occur only after the asset's tax credits are offset.

12.2.2 PIS and Cofins credit on ICMS - Compagas

Balance resulting from the final and unappealable decision of the lawsuit records in which Compagas discussed the exclusion of ICMS from the PIS and Cofins calculation basis. Due to the favorable ruling, Compagas recorded, in September 2019, the credit right of R$107,453. Part of these credits has already been recovered, so that the updated balance as of June 30, 2022, is R$68,227 (R$75,192, as of December 31, 2021).

12.3 Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

				Parent Company
	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2021 to 06.30.2021
Income before IRPJ and CSLL	**138,869**	**1,657,324**	**(511,013)**	**921,092**
(-) Equity in income	(123,473)	(1,519,814)	569,476	(871,394)
	15,396	**137,510**	**58,463**	**49,698**
IRPJ and CSLL (34%)	**(5,235)**	**(46,753)**	**(19,878)**	**(16,897)**
Tax effects on:				
Interest on own capital	-	45,625	-	-
Dividends	148	247	88	247
Non deductible expenses	(6,001)	(542)	(5,757)	(335)
Tax incentives	24	68	24	68
Others	13	6	13	6
Current IRPJ and CSLL	**(3,978)**	**(10,987)**	**(3,978)**	**(10,987)**
Deferred IRPJ and CSLL	**(7,073)**	**9,638**	**(21,532)**	**(5,924)**
Effective rate - %	71.8%	1.0%	43.6%	34.0%

				Consolidated
	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2021 to 06.30.2021
Income before IRPJ and CSLL	**66,364**	**2,296,057**	**(890,889)**	**1,268,969**
(-) Equity in income	(321,206)	(152,806)	(208,424)	(66,072)
	(254,842)	**2,143,251**	**(1,099,313)**	**1,202,897**
IRPJ and CSLL (34%)	**86,646**	**(728,705)**	**373,766**	**(408,985)**
Tax effects on:				
Interest on own capital	2,806	45,625	1,483	-
Dividends	148	248	88	248
Non deductible expenses	(5,978)	(8,248)	(405)	(1,274)
Tax incentives	5,812	6,804	2,150	3,781
Unrecognized tax loss and negative basis of CSLL	(30,737)	80,833	(20,010)	83,968
Difference between tax bases of deemed profit and taxable profit	23,398	26,504	13,338	14,947
Others	(1,039)	(2,882)	(1,892)	(4,657)
Current IRPJ and CSLL	**(388,271)**	**(351,616)**	**(114,422)**	**(69,511)**
Deferred IRPJ and CSLL	**469,327**	**(228,205)**	**482,940**	**(242,461)**
Effective rate - %	31.8%	27.1%	33.5%	25.9%

13 Prepaid Expenses

Consolidated	06.30.2022	12.31.2021
Program for incentive to alternative energy sources - Proinfa	36,137	35,837
Insurance premiums	20,286	17,692
Others	63	147
	56,486	**53,676**
Current	**56,459**	**53,649**
Noncurrent	**27**	**27**

14 Judicial Deposits

		Parent Company		Consolidated
	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Taxes claims (14.1)	**130,918**	**127,797**	**425,585**	**405,739**
Labor claims	**297**	**495**	**130,457**	**106,376**
Civil claims				
Civil claims	-	-	41,996	53,438
Easements	-	-	13,611	18,407
Customers	-	-	4,488	3,867
	-	**-**	**60,095**	**75,712**
Others	**3,731**	**3,227**	**3,810**	**3,304**
	134,946	**131,519**	**619,947**	**591,131**

14.1 Tax judicial deposits

Of the consolidated balance on June 30, 2022, R$221,276 (R$218,143 on December 31, 2021) refers to the challenge in a court of the levy of social security contribution (INSS payable) on certain salary amounts. The liability is recorded under Other tax obligations (Note 12.2).

15 Investments

15.1 Changes in investments

Parent Company	Balance as of January 1, 2022	Equity	Investment/ AFAC	Amorti-zation	Dividends and JSCP	Balance as of June 30, 2022
Subsidiaries						
Copel GeT	12,662,224	981,838	-	-	(857,729)	12,786,333
Copel DIS	7,558,556	(779,735)	-	-	(338,260)	6,440,561
Copel SER	-	-	-	-	-	-
Copel Energia	389,863	27,080	-	-	(10,833)	406,110
UEG Araucária (15.2)	109,737	(7,695)	-	-	-	102,042
Compagás (15.2)	259,031	35,812	-	-	(8,589)	286,254
Elejor (15.2)	-	-	-	-	-	-
Elejor - concession rights	10,744	-	-	(377)	-	10,367
	20,990,155	**257,300**	**-**	**(377)**	**(1,215,411)**	**20,031,667**
Joint Ventures						-
Voltalia São Miguel do Gostoso I (15.3)	108,990	(3,673)	4,829	-	-	110,146
Voltalia São Miguel do Gostoso - authorization rights	9,304	-	-	(184)	-	9,120
Solar Paraná	7,035	162	-	-	-	7,197
	125,329	**(3,511)**	**4,829**	**(184)**	**-**	**126,463**
Associates						
Dona Francisca Energética (15.4)	27,057	3,359	-	-	(4,605)	25,811
Other	1,937	(2)	-	-	-	1,935
	28,994	**3,357**	**-**	**-**	**(4,605)**	**27,746**
	21,144,478	**257,146**	**4,829**	**(561)**	**(1,220,016)**	**20,185,876**

Consolidated	Balance as of January 1, 2022	Equity	Investment/ AFAC	Capital decrease	Amorti-zation	Dividends and JSCP	Other (a)	Balance as of June 30, 2022
Joint Ventures (15.3)								
Voltalia São Miguel do Gostoso I	108,990	(3,673)	4,829	-	-	-	-	110,146
Voltalia São Miguel do Gostoso - authorization rights	9,304	-	-	-	(184)	-	-	9,120
Caiuá	106,977	16,637	-	-	-	-	-	123,614
Integração Maranhense	166,563	27,185	-	-	-	-	-	193,748
Matrinchã	811,771	123,975	-	-	-	(965)	-	934,781
Guaraciaba	407,615	54,110	-	-	-	-	-	461,725
Paranaíba	226,923	21,161	-	-	-	-	-	248,084
Mata de Santa Genebra	710,989	33,431	-	(61,537)	-	-	-	682,883
Cantareira	437,330	35,066	-	-	-	-	-	472,396
Solar Paraná	7,035	162	-	-	-	-	-	7,197
	2,993,497	**308,054**	**4,829**	**(61,537)**	**(184)**	**(965)**	**-**	**3,243,694**
Associates								
Dona Francisca Energética (15.4)	27,057	3,359	-	-	-	(4,605)	-	25,811
Foz do Chopim Energética (15.4)	19,102	9,795	-	-	-	(11,982)	-	16,915
Other	1,937	(2)	-	-	-	-	-	1,935
	48,096	**13,152**	**-**	**-**	**-**	**(16,587)**	**-**	**44,661**
Investment property	**541**	**-**	**-**	**-**	**(3)**	**-**	**(2)**	**536**
	3,042,134	**321,206**	**4,829**	**(61,537)**	**(187)**	**(17,552)**	**(2)**	**3,288,891**

(a) Transfer of assets destined for disposal.

15.2 Subsidiaries with non-controlling interests

15.2.1 Summarized financial information

Balance as of June 30, 2022	Compagás	Elejor	UEG Araucária
ASSETS	**977,818**	**847,354**	**579,798**
Current assets	578,293	196,322	201,605
Noncurrent assets	399,525	651,032	378,193
LIABILITIES	**977,818**	**847,354**	**579,798**
Current liabilities	310,930	114,293	59,056
Noncurrent liabilities	105,608	799,603	18,070
Equity	561,280	(66,542)	502,672
STATEMENT OF INCOME			
Net operating revenue	589,191	107,398	98,032
Operating costs and expenses	(502,011)	(42,346)	(142,244)
Financial results	10,380	(103,888)	7,247
Income tax and social contribution	(27,341)	13,239	(940)
Net income (loss)	**70,219**	**(25,597)**	**(37,905)**
Other comprehensive income	-	-	-
Total comprehensive income	**70,219**	**(25,597)**	**(37,905)**
STATEMENTS OF CASH FLOWS			
Cash flows from operating activities	114,420	27,593	(7,179)
Cash flows from investing activities	(4,991)	(7,088)	(126,221)
Cash flows from financing activities	(1,722)	-	(66)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	**107,707**	**20,505**	**(133,466)**
Cash and cash equivalents at the beginning of the year	210,641	148,031	298,572
Cash and cash equivalents at the end of the year	318,348	168,536	165,106
CHANGE IN CASH AND CASH EQUIVALENTS	**107,707**	**20,505**	**(133,466)**

The loss recorded at Elejor is due to the monetary update on Accounts payable related to concession, which increased significantly because of the IGPM increase (Note 25).

15.2.2 Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás 49%	Elejor 30%	UEG Araucária 18,8%	Consolidated
Balance as of January 1, 2022	**248,869**	**(12,285)**	**101,627**	**338,211**
Net income (loss)	34,407	(7,679)	(7,126)	19,602
Dividends	(8,251)	-	-	(8,251)
Balance as of June 30, 2022	**275,025**	**(19,964)**	**94,501**	**349,562**

15.3 Summarized information on the main joint ventures

Balance as of June 30, 2022	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	**227,105**	**326,426**	**596,930**	**2,939,484**	**1,574,558**	**1,920,797**	**3,265,108**	**1,809,888**
Current assets	**13,091**	**33,028**	**80,162**	**356,026**	**187,044**	**207,020**	**469,170**	**207,655**
Cash and cash equivalents	12,923	7,067	19,217	92,975	59,221	40,653	154,708	53,089
Other current assets	168	25,961	60,945	263,051	127,823	166,367	314,462	154,566
Noncurrent assets	**214,014**	**293,398**	**516,768**	**2,583,458**	**1,387,514**	**1,713,777**	**2,795,938**	**1,602,233**
LIABILITIES	**227,105**	**326,426**	**596,930**	**2,939,484**	**1,574,558**	**1,920,797**	**3,265,108**	**1,809,888**
Current liabilities	**2,317**	**11,533**	**54,005**	**111,470**	**107,705**	**78,110**	**147,361**	**67,655**
Financial liabilities	-	7,391	13,171	62,479	38,412	55,575	122,217	27,696
Other current liabilities	2,317	4,142	40,834	48,991	69,293	22,535	25,144	39,959
Noncurrent liabilities	-	**62,619**	**147,519**	**920,296**	**524,556**	**830,094**	**1,754,702**	**778,162**
Financial liabilities	-	32,043	46,261	655,399	416,559	501,767	1,692,753	368,797
Other noncurrent liabilities	-	30,576	101,258	264,897	107,997	328,327	61,949	409,365
Equity	**224,788**	**252,274**	**395,406**	**1,907,718**	**942,297**	**1,012,593**	**1,363,045**	**964,071**
STATEMENT OF INCOME								
Net operating revenue	-	50,703	85,269	435,893	210,323	157,159	273,390	133,141
Operating costs and expenses	(41)	(2,267)	(2,411)	(12,504)	(18,000)	(8,590)	(34,158)	(2,766)
Financial results	563	(975)	(1,395)	(44,898)	(22,923)	(27,884)	(137,984)	(21,982)
Equity in earnings of investees	(8,854)	-	-	-	-	-	-	-
Income tax and social contribution	(111)	(13,505)	(25,984)	(125,482)	(58,972)	(34,309)	(34,518)	(36,830)
Net income (loss)	**(8,443)**	**33,956**	**55,479**	**253,009**	**110,428**	**86,376**	**66,730**	**71,563**
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	**(8,443)**	**33,956**	**55,479**	**253,009**	**110,428**	**86,376**	**66,730**	**71,563**
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	110,146	123,614	193,748	934,781	461,725	248,084	682,883	472,396

On June 30, 2022, the interest of Copel in the commitments assumed by its joint ventures is equivalent to R$6,228 and in contingent liabilities classified as a possible loss is R$240,039 (R$250,262 on December 31, 2021), of which the amount of R$150,950 (R$187,243 on December 31, 2021) refers to the Mata de Santa Genebra.

In June 2022, Copel GeT recorded R$133,922 in equity in earnings of investees resulting from the effects of the tariff review of Caiuá, Integração Maranhense, Matrinchã and Guaraciaba.

15.4 Summarized information of the main associates

Balance as of June 30, 2022	Dona Francisca	Foz do Chopim
ASSETS	**179,554**	**50,060**
Current assets	16,638	9,154
Noncurrent assets	162,916	40,906
LIABILITIES	**179,554**	**50,060**
Current liabilities	29,122	2,772
Noncurrent liabilities	38,347	-
Equity	112,085	47,288
STATEMENT OF INCOME		
Net operating revenue	33,128	38,135
Operating costs and expenses	(14,819)	(9,762)
Financial results	(2,374)	329
Income tax and social contribution	(1,348)	(1,320)
Net income	**14,587**	**27,382**
Other comprehensive income	-	-
Total comprehensive income	**14,587**	**27,382**
Investment interest - %	23.03	35.77
Investment book value	25,811	16,915

As of June 30, 2022, the interest of Copel in the contingent liabilities of its associates is equivalent to R$2,498 (R$2,166 as of December 31, 2021).

16 Property, Plant and Equipment

16.1 Property, plant and equipment by asset class

Consolidated	Cost	Accumulated depreciation	06.30.2022	Cost	Accumulated depreciation	12.31.2021
In service						
Reservoirs, dams and aqueducts	8,195,044	(4,854,839)	3,340,205	8,161,702	(4,776,639)	3,385,063
Machinery and equipment	8,417,261	(3,002,673)	5,414,588	8,409,689	(2,840,114)	5,569,575
Buildings	1,993,068	(1,142,865)	850,203	1,993,695	(1,125,862)	867,833
Land	509,647	(54,087)	455,560	508,164	(49,046)	459,118
Vehicles and aircraft	34,085	(32,923)	1,162	33,871	(32,756)	1,115
Furniture and fixtures	17,626	(11,242)	6,384	16,400	(10,966)	5,434
(-) Impairment (16.4)	(710,509)	-	(710,509)	(710,509)	-	(710,509)
(-) Special Obligations	(833)	350	(483)	(792)	290	(502)
	18,455,389	**(9,098,279)**	**9,357,110**	**18,412,220**	**(8,835,093)**	**9,577,127**
In progress						
Cost	1,069,756	-	1,069,756	752,846	-	752,846
(-) Impairment (16.4)	(187,382)	-	(187,382)	(187,382)	-	(187,382)
	882,374	**-**	**882,374**	**565,464**	**-**	**565,464**
	19,337,763	**(9,098,279)**	**10,239,484**	**18,977,684**	**(8,835,093)**	**10,142,591**

16.2 Changes in property, plant and equipment

Consolidated	Balance as of January 1, 2022	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Balance as of June 30, 2022
In service						
Reservoirs, dams and aqueducts	3,385,063	-	(78,200)	-	33,342	3,340,205
Machinery and equipment	5,569,575	-	(163,157)	(43)	8,213	5,414,588
Buildings	867,833	-	(17,886)	(306)	562	850,203
Land	459,118	-	(5,041)	(518)	2,001	455,560
Vehicles and aircraft	1,115	-	(197)	-	244	1,162
Furniture and fixtures	5,434	-	(276)	-	1,226	6,384
(-) Impairment (16.4)	(710,509)	-	-	-	-	(710,509)
(-) Special Obligations	(502)	-	60	-	(41)	(483)
	9,577,127	**-**	**(264,697)**	**(867)**	**45,547**	**9,357,110**
In progress						
Cost	752,846	362,005	-	(7)	(45,088)	1,069,756
(-) Impairment (16.4)	(187,382)	-	-	-	-	(187,382)
	565,464	**362,005**	**-**	**(7)**	**(45,088)**	**882,374**
	10,142,591	**362,005**	**(264,697)**	**(874)**	**459**	**10,239,484**

16.3 Joint operations - consortiums

The amounts recorded in the fixed assets are proportional to Copel GeT participation in the assets of the plants, as stated below:

Joint operations	Share Copel GeT (%)	Annual average depreciation rate (%)	06.30.2022	12.31.2021
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio Energético Cruzeiro do Sul	**51.0**			
In service			859,926	859,926
(-) Accumulated depreciation		2.90	(276,282)	(263,792)
In progress			21,934	20,527
			605,578	**616,661**
HPP Baixo Iguaçu	**30.0**			
In service			692,611	692,395
(-) Accumulated depreciation		3.28	(75,910)	(64,519)
In progress			54,144	56,027
			670,845	**683,903**
			1,276,423	**1,300,564**

16.4 Estimated losses for impairment of assets in the generation segment

The projects with impairment balances recorded on June 30, 2022, are the following:

Consolidated	Property, Plant and Equipment			
	Cost	Depreciation	Impairment	Value in use
HPP Colíder	2,489,381	(286,358)	(639,529)	1,563,494
Consórcio Tapajós (a)	14,879	-	(14,879)	-
Power plants in Paraná	1,033,349	(118,981)	(243,483)	670,885
	3,537,609	**(405,339)**	**(897,891)**	**2,234,379**

(a) Project under development

There was no change in impairment in the first semester of 2022. In 2021, the reversal of impairment in the total amount of R$147,938 was recorded, mainly resulting from the revision of assumptions of UEG Araucária due to the increase in demand at the plant as a result of unfavorable hydrological conditions, as detailed in Note 18.4 of the financial statements as of December 31, 2021.

16.5 New plants under construction

16.5.1 SHP Bela Vista

With an estimated investment of R$224,673, this small hydroelectric power plant (SHPP), with an installed capacity of 29.81 MW and a physical guarantee of 18.61 MW average, was built on the Chopim River, in the municipalities of São João and Verê, located in the Southwest region of the Paraná State.

The participation in the A-6 auction held on August 31, 2018, led to the sale of 14.4 MW average in regulated contracts at the original price of R$195.70/MWh. The energy sale contracts provide for the beginning of energy supply on January 1, 2024, with a 30-year term and annual adjustment by reference to IPCA variation.

The works started in August 2019, with the entry into commercial operation of the first and second and third generation units on June 12, 2021, July 10, 2021, and August 15, 2021, respectively. The entry into commercial operation of the fourth unit is scheduled for the second half of 2022.

16.5.2 Jandaíra Wind Complex

With an estimated investment of R$411,610 this wind farm, with an installed capacity of 90.1 MW and a physical guarantee of 47.6 MW average, is being built in the municipalities of Pedra Preta and Jandaíra, in the Rio Grande do Norte State.

The participation in the new power generation auction A-6, held on October 18, 2019, led to the sale of 14.4 MW average in regulated contracts at the original price of R$98.00/MWh. The energy sale contracts provided for beginning of energy supply on January 1, 2025, with a 20-year term and annual adjustment by reference to IPCA variation.

In all, 26 wind turbines will be installed, divided into four wind farms, and a substation and a 16 km transmission line will also be built next to the farms to drain the electricity to be generated for the National Interconnected System - SIN.

With all the necessary licenses in place, the civil works began in the first week of January 2021. Currently, the complex has 21 generating units with the test operation started, totaling 72.765 MW of installed capacity. The commercial operation of the project is expected to occur until the end of 2022, on a phased basis, by wind turbine.

17 Intangible assets

Consolidated	06.30.2022	12.31.2021
Concession agreement - distribution of electricity (17.1)	6,854,104	6,596,184
Generation concession agreements/ authorization (17.2)	2,347,193	2,473,858
Concession agreement - piped gas distribution (17.3)	77,631	96,145
Others (17.4)	49,820	49,373
	9,328,748	**9,215,560**

Management has not identified evidence that would justify the need for recognition of impairment of intangible assets.

17.1 Power distribution service concession

Consolidated	Intangible asset in service	Special liabilities in service	Total
Balance as of January 1, 2022	**9,330,317**	**(2,734,133)**	**6,596,184**
Transfers from contract assets (Note 10.1)	568,576	(80,183)	488,393
Transfers to other receivables	(221)	-	(221)
Amortization quotas - concession (a)	(276,470)	75,645	(200,825)
Amortization quotas - PIS/Pasep and Cofins credits	(5,264)	-	(5,264)
Loss on disposal	(24,163)	-	(24,163)
Balance as of June 30, 2022	**9,592,775**	**(2,738,671)**	**6,854,104**

(a) Amortization during the concession period after the transfer to intangible assets in service of useful life of the assets, whichever the lower.

The balance refers to the portion of the infrastructure that will be used during concession, net of special liabilities. The special liabilities represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined for investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

17.2 Generation concession agreements

Consolidated	Concession contract (a)	Concession and authorization rights/ goodwill	Total
Balance as of January 1, 2022	**1,759,286**	**714,572**	**2,473,858**
Amortization quotas - concession and authorization (b)	(114,273)	(12,392)	(126,665)
Balance as of June 30, 2022	**1,645,013**	**702,180**	**2,347,193**

(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

17.3 Piped gas distribution service concession

Balance as of January 1, 2022	**96,145**
Transfers from contract assets (Note 10.2)	8,396
Transfers to accounts receivable - concessions (Note 9.2)	(7,507)
Amortization quotas - concession	(19,403)
Balance as of June 30, 2022	**77,631**

The publication of Complementary Law 205/2017 brought a new interpretation regarding the expiration date of the Compagas concession, which generated a practice adjustment between the accounting records at Compagas, which maintained the expiration date provided for in the concession agreement as a basis, for 2024, and at Copel, which now considers the expiration date provided for by law, in 2019, as the basis for accounting. As of Complementary Law 227/2020, which determined that the expiration date should be in 2024, the difference generated by the practice adjustment made since December 2017 is recorded in intangible assets and will be amortized until the end of the concession.

17.4 Other intangible assets

Consolidated	in service	in progress	Total
Balance as of January 1, 2022	**22,242**	**27,131**	**49,373**
Acquisitions	-	3,468	3,468
Transfers from property, plant and equipment	407	(407)	-
Capitalizations for intangible in service	1,136	(1,136)	-
Amortization quotas (a)	(2,453)	-	(2,453)
Loss on disposal	-	(568)	(568)
Balance as of June 30, 2022	**21,332**	**28,488**	**49,820**

(a) Annual amortization rate: 20%.

18 Payroll, Social Charges and Accruals

	Parent Company		Consolidated	
	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Social security liabilities				
Taxes and social contribution	1,750	2,214	85,397	46,245
Social security charges on paid vacation and 13th salary	1,002	1,413	24,625	17,792
	2,752	**3,627**	**110,022**	**64,037**
Labor liabilities				
Payroll, net	-	-	60	-
Vacation and 13th salary	3,214	4,656	120,920	107,471
Provisons for performance and profit sharing	3,972	14,455	84,028	364,701
Voluntary dismissal program	2,573	13,716	15,798	68,601
	9,759	**32,827**	**220,806**	**540,773**
	12,511	**36,454**	**330,828**	**604,810**

19 Accounts Payable to Suppliers

Consolidated	06.30.2022	12.31.2021
Energy power	1,129,905	1,303,386
Materials and supplies	727,556	770,629
Natural gas for resale	115,002	60,121
Charges for use of grid system	243,906	576,848
	2,216,369	**2,710,984**
Current	**2,091,060**	**2,585,735**
Noncurrent	**125,309**	**125,249**

20 Loans and Financing

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	06.30.2022	12.31.2021
FOREIGN CURRENCY												
National Treasury Department (STN - *Secretaria do Tesouro Nacional*)												
Par Bond (a)	Copel	Debt negotiation	Guarantees deposited	05.20.1998	1	04.11.2024	Half-yearly	6.0% + 0.20%	6.0% + 0.20%	17,315	-	89,058
Discount Bond (a)				05.20.1998	1	04.11.2024	Half-yearly	1% + 0.20%	1% + 0.20%	12,082	-	61,514
Total foreign currency											-	**150,572**
LOCAL CURRENCY												
Banco do Brasil												
CCB 306.401.381 (b)	Copel HOL	Working capital.	Credit assignment	07.21.2015	2	03.25.2023	Quarterly	135.00% of DI	145.46% of DI	640,005	641,277	641,207
											641,277	**641,207**
Caixa Econômica Federal												
415.855-22/14	Copel DIS	Rural Electricity Program - *Luz para Todos*.	Own revenue; issue of promissory notes and commercial duplicates.	03.31.2015	120	12.08.2026	Monthly	6.0%	6.0%	16,984	8,620	9,580
											8,620	**9,580**
Banco do Nordeste do Brasil												
35202166127989	Jandaíra I	Implementation of Jandaíra Wind Complex	Bank guarantee	05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA [1]	3.0107% + IPCA	21,687	14,532	7,312
35202164527986	Jandaíra II			05.31.2021	192	06.15.2038	Monthly	2.2161% + IPCA [1] and 2.7086% + IPCA [1]	3.0107% + IPCA	56,421	35,266	18,424
35202162927987	Jandaíra III			05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA [1]	3.0107% + IPCA	65,158	55,554	21,645
35202160027984	Jandaíra IV			05.31.2021	192	06.15.2038	Monthly	2.2161% + IPCA [1] and 2.7086% + IPCA [1]	3.0107% + IPCA	65,421	52,544	22,058
35201915725525	Potiguar B141	Implementation of Vilas Wind Complex	Fiduciary assignment of credit rights; fiduciary assignment of rights under the O&M contract; fiduciary assignment of rights arising from the authorization; pledge of shares; fiduciary alienation of project machinery and equipment; 100% bank guarantee; fiduciary assignment of the Debt Service Reserve Accounts; fiduciary assignment of the operating reserve account (O&M); Shareholder support agreement	04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	92,566	94,781
35201922425522	Potiguar B142			04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,213	92,592	94,809
35201926525533	Potiguar B143			04.11.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	92,243	94,453
35201910625534	Ventos de Vila Paraíba IV			04.18.2019	216	05.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	93,812	96,237
352020148727169	Potiguar B61			08.11.2020	216	08.15.2040	Monthly	IPCA + 1.4865%	IPCA + 1.4865%	163,886	187,853	176,324
											716,962	**626,043**
Banco do Brasil - BNDES Transfer												
21/02000-0	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2.13% above TJLP	2.13% above TJLP	169,500	66,326	72,109
											66,326	**72,109**

(a) On March 10, 2022, the debt was redeemed in advance, net of the collateral and escrow deposits.
(b) Debt renegotiated in March 2021, with changes in the amortization dates and the amount of financial charges.
(1) - IPCA used in the calculation of interest and not in the update of the principal.

(continued)

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	06.30.2022	12.31.2021
BNDES												
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	66,326	72,109
1120952.1		Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	12,794	14,431
1220768.1		Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	34,255	36,593
13211061		Implementation of Colider HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1,041,155	647,228	680,413
13210331		Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	8,119	8,758
15205041		Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	17,120	18,151
15205921		Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21,584	10,167	10,822
18205101		Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.50%	194,000	165,451	171,447
19207901- A+B+E+F+G+H		Implementation of transmission facilities for the line: substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste.		06.03.2020	279	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	206,882	203,906	185,532
19207901- C+D+I+J		Implementation of transmission facilities for the line: transmission line Curitiba Leste - Blumenal and Baixo Iguaçu - Realeza.		06.03.2020	267	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	225,230	191,691	162,773
14205611-C	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78,921	15,674	19,595
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	35,896	37,771
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	38,948	40,983
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	31,683	33,570
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	23,423	24,818
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	53,122	56,287
11211551	GE Olho D'Água			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	56,734	60,113
18204611	Cutia		Pledge of shares; assignment of receivables.	10.10.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619,405	552,924	563,569
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,634	13,851	14,896
13212221 - B				12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9,086	997	1,396
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	18,187	19,444
14205851 - B				07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21,577	4,152	5,285
											2,202,648	2,238,758
Total local currency											3,635,833	3,587,697
										Gross debt	3,635,833	3,738,269
										(-) Transaction cost	(62,137)	(59,825)
										Net debt	3,573,696	3,678,444
										Current	879,811	579,770
										Noncurrent	2,693,885	3,098,674

DI - Interbank Deposit Rate

IPCA - Inflation Index

20.1 Breakdown of loans and financing by currency and index

Consolidated		06.30.2022	%	12.31.2021	%
Foreign currency - change in currencies in the period (%)					
U.S. Dollar	(5.92)	-	-	150,572	4.09
		-	**-**	**150,572**	**4.09**
Local currency - indexes at period end (%)					
TJLP	6.82	1,833,634	51.31	1,916,561	52.11
CDI	13.15	640,294	17.92	639,555	17.39
IPCA	5.49	1,070,325	29.95	935,900	25.44
Without indexer (annual fixed rate)	-	29,443	0.82	35,856	0.97
		3,573,696	**100.00**	**3,527,872**	**95.91**
		3,573,696	**100.00**	**3,678,444**	**100.00**

20.2 Maturity of noncurrent installments

			Consolidated
06.30.2022	Gross debt	(-) Transaction cost	Net debt
2023	119,464	(2,964)	116,500
2024	230,776	(4,045)	226,731
2025	227,681	(4,041)	223,640
2026	228,649	(4,044)	224,605
2027	230,338	(4,045)	226,293
After 2027	1,714,267	(38,151)	1,676,116
	2,751,175	**(57,290)**	**2,693,885**

20.3 Changes in loans and financing

Parent Company	Foreign currency	Local currency	Total
Balance as of January 1, 2022	**150,572**	**639,555**	**790,127**
Charges	953	46,940	47,893
Monetary and exchange variations	(14,378)	-	(14,378)
Amortization - principal	(134,894)	-	(134,894)
Payment - charges	(2,253)	(46,201)	(48,454)
Balance as of June 30, 2022	**-**	**640,294**	**640,294**

Consolidated	Foreign currency	Local currency	Total
Balance as of January 1, 2022	**150,572**	**3,527,872**	**3,678,444**
Funding	-	121,927	121,927
Charges	953	172,118	173,071
Monetary and exchange variations	(14,378)	23,989	9,611
Amortization - principal	(134,894)	(107,838)	(242,732)
Payment - charges	(2,253)	(164,372)	(166,625)
Balance as of June 30, 2022	**-**	**3,573,696**	**3,573,696**

20.4 Covenants

The loan and financing agreements contain covenants that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the interest of the Company in the capital stock of the subsidiaries that would represent a change of control without prior consent. Failing to fulfill these conditions may lead to early maturity of the debts and/or fines.

As of December 31, 2021, all financial indicators measured annually have been fully met. As of June 30, 2022, all other ratios and covenants have been fully met. The financial covenants contained in the agreements are presented below:

Company	Contractual Instrument	Annual financial ratios	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá Banco do Brasil No. 21/02000-0 - Mauá	EBITDA / Net financial results	≥ 1.3
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / adjusted EBITIDA	≤ 4.0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1.3
Santa Helena	BNDES Finem No. 14212721		
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1.3
GE Boa Vista S.A.	BNDES Finem No. 11211531		
GE Farol S.A.	BNDES Finem No. 11211521		
GE Olho D´Água S.A.	BNDES Finem No. 11211551		
GE São Bento do Norte S.A.	BNDES Finem No. 11211541		
Cutia	BNDES Finem No. 18204611	Debt service coverage ratio (a)	≥ 1.2
Costa Oeste	BNDES Finem No. 13212221	Debt service coverage ratio	≥ 1.3
Marumbi	BNDES Finem No. 14205851	Debt service coverage ratio	≥ 1.3

Financing for businesses - Finem
(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

21 Debentures

Company	Issue	Characteristics	Allocation	Guarantees	Issue Date	Number of Installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	06.30.2022	12.31.2021
Copel	8th	(a)	Payment of the 6th issue of debentures and working capital increase	Personal guarantee	06.14.2019	1	06.14.2022	Half-yearly	106.0% of DI	110.93% of DI	500,000	-	502,400
Copel GeT	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	3	10.20.2022	Half-yearly	126.0% of DI	131.21% of DI	1,000,000	343,120	339,767
	4th		Full early redemption of the 4th issue of the Company's trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.		07.23.2018	3	07.23.2023	Half-yearly	126.0% of DI	133.77% of DI	1,000,000	707,379	690,311
	5th	(b)	Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.		09.25.2018	5	09.15.2025	Half-yearly	IPCA + 7.6475%	IPCA+ 8.3295%	290,000	300,343	284,483
	6th (1st serie)	(c)	Full early redemption of the 5th issue of the Company's trade promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures.		07.15.2019	2	07.15.2024	Half-yearly	109.0% of DI	111.25% of DI	800,000	843,691	825,358
	6th (2nd serie)		Reimbursement of expenses related to the Colider HPP and Baixo Iguaçu HPP projects		07.15.2019	1	07.15.2025	Half-yearly	IPCA + 3.90%	IPCA+ 4.46%	200,000	250,746	237,650
	7th (1nd serie)		Reinforcement of the issuer's working capital; amortization and/or reimbursement of cash of the principal portion of the 3rd and 4th issue of debentures.		10.15.2021	2	10.15.2026	Half-yearly	DI + spread 1.38%	DI + spread 1.45%	1,133,363	1,163,931	1,148,216
	7th (2nd serie)		Investments for expansion, renovation or improvement and/or reimbursement of expenses within the scope of the Projects: Improvements of Gov. Bento Munhoz da Rocha Netto HPP; Implementation of the Assets of Lot "E", from Aneel Auction No. 05/2015; Investments in Mata de Santa Genebra Transmissão S.A. and Bela Vista Geração de Energia S.A.		10.15.2021	3	10.15.2031	Half-yearly	IPCA + 5.7138%	IPCA + 6.1033%	366,637	396,943	374,658
Copel DIS	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	2	10.20.2022	Half-yearly	126.0% of DI	130.85% of DI	500,000	257,339	254,824
	4th		Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.		09.27.2018	3	09.27.2023	Half-yearly	DI + spread 2.70%	CDI + 3.96%	1,000,000	691,681	684,185
	5th (1st serie)	(c)	Investment for expansion, renovation or improvement and reimbursement of expenses of the issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		11.15.2019	3	11.15.2027	Half-yearly	IPCA + 4.20%	IPCA+ 4.61%	500,000	616,973	584,489
	5th (2nd serie)		Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		11.15.2019	2	11.15.2022	Half-yearly	DI + spread 1.45%	CDI + 1.65%	350,000	178,020	177,187
	6th (1nd serie)		Reinforcement of working capital and amortization of the first installment of the principal of the debentures of each of the issuer's following issues: 3rd, 4th and 5th issue.		06.16.2021	2	06.15.2026	Half-yearly	CDI + spread 1.95%	CDI + 2.02%	1,000,000	1,005,667	1,005,102
	6th (2nd serie)		Investment for expansion, renovation or improvement and reimbursement of expenses of the issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		06.16.2021	3	06.15.2031	Half-yearly	IPCA + 4.7742%	IPCA + 5.1564%	500,000	558,672	529,366
	7th (1nd serie)	(e)	Reinforcement of working capital; redemption of 3rd issue debentures; amortization of the 2nd installment of the principal of the 4th and 5th issuance.		05.15.2022	2	05.15.2025	Half-yearly	CDI + 1.21%	CDI + 1.26%	300,000	301,613	-
	7th (2nd serie)				05.15.2022	2	05.15.2027	Half-yearly	CDI + 1.36%	CDI + 1.42%	901,450	906,350	-
	7th (3rd serie)		Investments for expansion, renovation or improvement and/or reimbursement of expenses of the issuer's electricity distribution network, linked to Aneel's Concession Agreement No. 46/1999.		05.15.2022	3	05.15.2032	Half-yearly	IPCA + 6.1732%	IPCA + 6.6587%	298,550	300,299	-
Brisa Potiguar	2nd (1st serie)	(d)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	TJLP + 2.02%	TJLP + 2.02%	147,575	95,712	100,240
	2nd (2nd serie)				03.24.2016	192	07.15.2032	Monthly	IPCA + 9.87%	IPCA+ 10.92%	153,258	132,304	131,630
Cutia	1st	(b)	Construction and implementation of wind generating plants.	Personal guarantee	03.20.2019	26	12.15.2031	Half-yearly	IPCA + 5.8813%	IPCA+ 6.83%	360,000	375,747	370,903
											Gross debt	9,426,530	8,240,769
											(-) Transaction cost	(95,185)	(93,152)
											Net debt	9,331,345	8,147,617
											Current	1,721,830	2,144,485
											Noncurrent	7,609,515	6,003,132

(a) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(b) Simple debentures, single series, not convertible into shares, with security interest and additional personal guarantee, for public distribution with restricted efforts, pursuant to CVM Instruction No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(c) Simple debentures, two series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(d) Simple debentures, two series, not convertible into shares, issued privately. Companies: Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus and Ventos de Santo Uriel. Guarantor: Copel. They have no trustee.
(e) Simple debentures, three series, not convertible into shares, unsecured, with additional personal guarantee, for public distribution with restricted placement efforts, pursuant to CVM Instruction No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.

21.1 Maturity of noncurrent installments

			Consolidated
06.30.2022	Gross debt	(-) Transaction cost	Net debt
2023	1,164,801	(8,104)	1,156,697
2024	670,557	(13,361)	657,196
2025	1,797,232	(11,436)	1,785,796
2026	1,789,155	(9,168)	1,779,987
2027	718,010	(7,586)	710,424
After 2027	1,542,675	(23,260)	1,519,415
	7,682,430	**(72,915)**	**7,609,515**

21.2 Changes in debentures

	Parent Company	Consolidated
Balance as of January 1, 2022	**501,716**	**8,147,617**
Funding	-	1,500,000
(-) Transaction costs	-	(14,445)
Charges and monetary variations	26,635	595,488
Amortization - principal	(500,000)	(526,655)
Payment - charges	(28,351)	(370,660)
Balance as of June 30, 2022	**-**	**9,331,345**

21.3 Covenants

The debentures issued contain covenants that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the interest of the Company in the capital stock of the subsidiaries that would represent a change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without the prior written consent of the debenture holders. Failing to fulfill these conditions may result in the early maturity of the debentures and regulatory penalties.

As of December 31, 2021, all financial indicators measured annually have been fully met. As of June 30, 2022, all other ratios and covenants have been fully met.

The financial covenants contained in the agreements are presented as follows:

Company	Contractual Instrument	Annual financial ratio	Limit
Copel GeT	3rd issue of Debentures 4th issue of Debentures 5th issue of Debentures 6th issue of Debentures 7th issue of Debentures	Consolidated net debt / Consolidated ebitda Debt service coverage ratio	≤ 3.5 ≥ 1.5
Copel DIS	3rd issue of Debentures 4th issue of Debentures 5th issue of Debentures 6th issue of Debentures 7th issue of Debentures		
Nova Asa Branca I Nova Asa Branca II Nova Asa Branca III Nova Eurus IV Ventos de Santo Uriel	2nd issue of Debentures	Debt service coverage ratio	≥ 1.3
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1.2

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

22 Post-employment Benefits

The Company sponsors private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their legal dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "Prosaúde II" plan participants. Fundação Copel de Previdência e Assistência is the entity that manages these plans.

22.1 Pension plan

Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual salary. This plan is closed for new participants since 1998.

Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

22.2 Healthcare Plan

The Company allocates resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans' regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the "ProSaúde II" plan.

22.3 Balance sheet and statement of income

Amounts recognized in liabilities, under Post-employment benefits, are summarized below:

	Parent Company		Consolidated	
	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Pension plans	5	12	812	965
Healthcare plans	14,896	14,139	1,327,589	1,294,209
	14,901	**14,151**	**1,328,401**	**1,295,174**
Current	**240**	**229**	**74,193**	**68,836**
Noncurrent	**14,661**	**13,922**	**1,254,208**	**1,226,338**

Amounts recognized in the statement of income are shown below:

				Parent Company
	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2021 to 06.30.2021
Employees				
Pension plans	1,154	263	492	128
Healthcare plan - post employment	875	422	437	211
Healthcare plan - active employees	835	529	358	266
	2,864	**1,214**	**1,287**	**605**
Management				
Pension plans	329	162	164	78
Healthcare plan	34	26	17	12
	363	**188**	**181**	**90**
	3,227	**1,402**	**1,468**	**695**

				Consolidated
	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2021 to 06.30.2021
Employees				
Pension plans	28,281	28,128	13,772	13,622
Healthcare plan - post employment	70,146	58,254	35,072	29,126
Healthcare plan - active employees	35,503	35,889	17,333	18,047
	133,930	**122,271**	**66,177**	**60,795**
Management				
Pension plans	579	648	284	319
Healthcare plan	73	76	36	43
	652	**724**	**320**	**362**
	134,582	**122,995**	**66,497**	**61,157**

22.4 Changes in post-employment benefits

	Parent Company	Consolidated
Balance as of January 1, 2022	**14,151**	**1,295,174**
Appropriation of actuarial calculation	875	70,146
Appropriation of pension and healthcare contributions	2,535	60,929
Amortizations	(2,660)	(97,848)
Balance as of June 30, 2022	**14,901**	**1,328,401**

23 Sectorial Charges Payable

Consolidated	06.30.2022	12.31.2021
Energy Development Account - CDE	45,444	41,786
Global Reversal Reserve - RGR	7,089	8,834
Tariff flags (Note 30.3.2)	-	147,766
	52,533	**198,386**

24 Research and Development and Energy Efficiency

By Law No. 9,991/2000 and supplementary regulations, concession operators and licensees of electric power generation and transmission are required to allocate annually the percentage of 1% of their net operating regulatory revenue to research and development of the electricity sector activities, and the electric power distribution concession operators must segregate this same percentage into the research and development and energy efficiency programs of the electricity sector.

The recorded balances of the Research and Development - R&D and Energy Efficiency Program - EEP are shown in the table below:

Consolidated	Disbursed and not completed	Balance to be collected	Balance to disburse	Balance as of 06.30.2022	Balance as of 12.31.2021
Research and Development - R&D					
FNDCT	-	5,846	-	5,846	7,584
MME	-	2,923	-	2,923	3,790
R&D	182,766	1,131	76,324	260,221	286,029
	182,766	**9,900**	**76,324**	**268,990**	**297,403**
Energy efficiency program - EEP					
Procel	-	3,610	-	3,610	19,883
EEP	111,722	1,977	217,805	331,504	309,811
	111,722	**5,587**	**217,805**	**335,114**	**329,694**
	294,488	**15,487**	**294,129**	**604,104**	**627,097**
			Current	**267,343**	**292,495**
			Noncurrent	**336,761**	**334,602**

National Fund for Scientific and Technological Development - FNDCT
National Program of Electricity Conservation - Procel

24.1 Changes in R&D and EEP balances

Consolidated	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2022	**7,584**	**3,790**	**286,029**	**19,883**	**309,811**	**627,097**
Additions	19,230	9,616	19,231	5,500	22,002	75,579
Performance agreement	-	-	-	-	1,302	1,302
Interest rate (Note 32)	-	-	3,926	1,248	11,027	16,201
Transfers	-	-	-	(3,685)	3,685	-
Payments	(20,968)	(10,483)	(5,870)	(19,336)	(7,198)	(63,855)
Concluded projects	-	-	(43,095)	-	(9,125)	(52,220)
Balance as of June 30, 2022	**5,846**	**2,923**	**260,221**	**3,610**	**331,504**	**604,104**

25 Accounts Payable Related to Concessions

Consolidated	Company	Grant	Signature	Closing	Discount rate	Annual Adjustment	06.30.2022	12.31.2021
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	05.2047	5.65% p.y.	IPCA	21,427	20,495
HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	28,677	27,376
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	9,022	8,595
HPP Guaricana	Copel GeT	03.03.2020	03.03.2020	03.2025	7.74% p.y.	IPCA	2,632	2,894
HPP Fundão and HPP Santa Clara	Elejor	10.23.2001	10.25.2001	05.2037	11.00% p.y.	IGPM	905,341	844,599
							967,099	**903,959**
						Current	**113,250**	**104,963**
						Noncurrent	**853,849**	**798,996**

Discount rate applied to calculate present value

Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.

Payment to the federal government

Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

25.1 Changes in accounts payable related to concessions

Balance as of January 1, 2022	**903,959**
Adjustment to present value	57,681
Monetary variations	59,194
Payments	(53,735)
Balance as of June 30, 2022	**967,099**

26 Right-of-use asset and lease liability

26.1 Right-of-use asset

Consolidated	Balance as of January 1, 2022	Additions	Remeasurement adjustment	Amortization	Loss on disposal	Balance as of June 30, 2022
Real estate	120,929	22,901	2,268	(5,183)	(620)	140,295
Vehicles	67,833	49,822	2,716	(19,215)	-	101,156
Equipment	15,294	3,094	1,537	(4,038)	-	15,887
	204,056	**75,817**	**6,521**	**(28,436)**	**(620)**	**257,338**

26.2 Lease liability

26.2.1 Changes in the lease liability

		Parent Company	Consolidated
Balance as of January 1, 2022		**3,258**	**212,734**
Additions		1,346	75,817
Remeasurement adjustment		544	6,521
Charges		192	9,128
Amortization - principal		(170)	(26,327)
Payment - charges		(192)	(9,737)
Loss on disposal		-	(674)
Balance as of June 30, 2022		**4,978**	**267,462**
	Current	**406**	**53,153**
	Noncurrent	**4,572**	**214,309**

The Company defines the discount rate based on the interest rate applied to the last debentures fundraising, disregarding subsidized or incentivized funding. The interest rates applied range from 3.58% to 14.36% p.a.

26.2.2 Maturity of noncurrent installments

2023	26,436
2024	44,792
2025	28,807
2026	29,075
2027	9,764
After 2027	178,894
Undiscounted amounts	**317,768**
Imputed interest	(103,459)
Lease liabilities balance	**214,309**

26.2.3 Potential right to PIS/Cofins recoverable

The table below shows the potential right to PIS/Cofins recoverable for PIS/Cofins computed in lease consideration payable in the foreseen periods.

Cash Flows	Nominal value	Present value
Lease consideration	448,057	267,462
Potencial Pis/Cofins	**34,010**	**21,039**

26.3 Impact of forecast inflation on discounted cash flows

In accordance with CPC 06 (R2) / IFRS 16, in measuring and remeasuring lease liabilities and right-of-use assets, the Company used the discounted cash flow method without considering forecast future inflation, according to the prohibition imposed by the standard.

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with CPC 06 (R2) IFRS 16 and the amount that would be recorded considering forecast inflation:

Consolidated	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	267,462	297,051	11.06%
Right to use assets	257,338	277,351	7.78%
Financial expense	9,074	11,200	23.43%
Amortization expense	28,436	30,692	7.93%

26.4 Commitments from leases and rentals

For leases of low-value assets, such as computers, printers and furniture, short-term leases, as well as leases of land for the development of wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 31.6). The balance of commitments from leases and rentals is shown below:

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	06.30.2022
Commitments from leases and rents	10,911	44,115	230,199	285,225

26.5 Receivables from leases

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	Total 06.30.2022
Facilities sharing	1,031	4,122	16,031	21,184

27 Other Accounts Payable

Consolidated	06.30.2022	12.31.2021
Fair value in the purchase and sale of power (Note 34.2.12)	342,040	545,468
Generation deviation - wind projects (Note 34.2.11)	139,417	108,031
Public lighting rate collected	42,734	32,895
Investment acquisition	46,361	46,361
Pledges in guarantee	31,012	35,285
Payments/returns to consumers	42,100	45,579
Obligations to customers in gas sales operations (a)	34,328	35,130
Aneel Order No. 084/2017 provision	36,999	34,113
Financial offset for the use of water resources	25,796	12,066
Other liabilities	74,186	75,364
	814,973	**970,292**
Current	**430,088**	**370,383**
Noncurrent	**384,885**	**599,909**

(a) Refers to amounts paid for the purchase of contracted gas volumes not yet taken by customers.

28 Provisions for Legal Claims and Contingent Liabilities

The Company and its subsidiaries are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the legal counsel of the Company, Management makes provisions for legal claims in which the losses are rated probable, when the criteria for recognition of provisioning, described in Note 4.11 to the financial statements as of December 31, 2021, are met.

The Company Management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company is responsible on the date of preparation of the financial statements, given the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

28.1 Change in provision for legal claims

Parent company	Balance as of January 1, 2022	Additions	Income Reversals	Settlements	Balance as of June 30, 2022
Tax					
Cofins	110,059	5,993	-	-	116,052
Others	34,149	824	-	-	34,973
	144,208	**6,817**	**-**	**-**	**151,025**
Labor	**2,437**	**536**	**-**	**(11)**	**2,962**
Employee benefits	**587**	**2,155**	**(31)**	**-**	**2,711**
Civil	**175,356**	**14,308**	**-**	**-**	**189,664**
Regulatory	**25,174**	**-**	**(25,174)**	**-**	**-**
	347,762	**23,816**	**(25,205)**	**(11)**	**346,362**

Consolidated	Balances as of January 1, 2022	Income: Provision for litigations Additions	Income: Provision for litigations Reversals	Income: Construction cost Additions	Additions (Reversals) to assets	Settlements	Transfers/ Others	Balances as of June 30, 2022
Tax								
Cofins	110,059	5,993	-	-	-	-	-	116,052
Others	71,056	5,990	(820)	-	-	(1,885)	(5,991)	68,350
	181,115	**11,983**	**(820)**	-	-	**(1,885)**	**(5,991)**	**184,402**
Labors	**569,756**	**68,305**	**(2,647)**	-	-	**(55,316)**	-	**580,098**
Employee benefits	**37,148**	**13,086**	**(1,906)**	-	-	**(125)**	-	**48,203**
Civil								
Civil and administrative claims	433,437	110,925	(15,501)	-	-	(31,121)	-	497,740
Easements	138,069	1,475	-	2,724	(858)	872	-	142,282
Expropriations and property	125,028	160	(8,113)	4,150	(23,067)	(5,317)	-	92,841
Customers	3,755	2,043	(115)	-	-	(1,486)	-	4,197
Environmental	5,902	54	(55)	-	-	-	-	5,901
	706,191	**114,657**	**(23,784)**	**6,874**	**(23,925)**	**(37,052)**	-	**742,961**
Regulatory	103,155	787	(82,567)	-	-	(13,939)	-	7,436
	1,597,365	208,818	(111,724)	6,874	(23,925)	(108,317)	(5,991)	1,563,100

28.2 Details of provisions for legal claims and contingent liabilities

The table below shows the details of the provisions for registered litigation and, in addition, the amounts of contingent liabilities that are present obligations arising from past events for which no provisions are recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

	Description	Parent Company				Consolidated			
		Provisions		Contingent liabilities		Provisions		Contingent liabilities	
		06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Tax									
Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins.	116,052	110,059	8,640	7,914	116,052	110,059	8,640	7,914
INSS	Tax requirements related to the social security contribution.	30,363	29,813	115,112	107,840	30,363	29,813	115,112	107,840
Federal taxes	Administrative requirements and questions from Receita Federal do Brasil (Federal Revenue Service).	-	-	46,597	45,602	1,804	1,721	78,815	77,058
ICMS (VAT)	Administrative requirements and questions from the State regarding the payment of ICMS (VAT) on the Company's invoices.	-	-	-	-	-	-	70,634	43,346
IPTU	Tax Requirement on Urban Territorial Property (IPTU) on properties affected by the public electricity service.	4,585	-	608	-	7,376	-	134,170	118,981
ISS	City halls tax requirement as ISS on construction services provided by third parties.	-	-	-	-	179	170	90,699	83,536
Other	Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment	25	4,336	6,099	6,404	28,628	39,352	95,693	122,314
		151,025	**144,208**	**177,056**	**167,760**	**184,402**	**181,115**	**593,763**	**560,989**
Labor	Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	**2,963**	**2,437**	**3,347**	**3,606**	**580,098**	**569,756**	**299,368**	**275,230**
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly-owned subsidiaries, to the extent that additional contributions are required.	**2,711**	**587**	-	-	**48,203**	**37,148**	**5,383**	**3,524**
Regulatory									
Aneel Order nº 288/2002	Legal actions against Aneel Dispatch No. 288/2002 involving the companies Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.	-	25,174	-	-	-	82,670	-	-
ESBR	ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.	-	-	-	-	-	-	1,150,862	1,066,486
Colíder exclusion of liability	Discussion on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period. As a result of the court injunction that excluded the delay period for the Colíder HPP from being responsible for the delivery of energy contracted in the Regulated Contracting Environment - ACR, CCEE proceeded to credit, valued to PLD, the energy previously backed to comply with ACR. However, in the event of failure in the lawsuit, the Company must return the amounts credited, updated by the IGPM.	-	-	-	-	-	-	339,242	295,931
Other	Aneel's notifications about possible breaches of regulatory standards	-	-	-	-	7,435	20,485	47,716	38,099
		-	**25,174**	**-**	**-**	**7,435**	**103,155**	**1,537,820**	**1,400,516**

(to be continued)

	Description	Parent Company				Consolidated			
		Provisions		Contingent liabilities		Provisions		Contingent liabilities	
		06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Civil									
Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	-	-	-	-	90,416	79,092	78,423	68,104
Arbitration	Discussion by arbitration under secrecy and confidentiality, in the discovery phase, with no decision having been handed down to date.	178,225	165,158	723,767	670,704	178,225	165,158	723,767	670,704
PIS / Cofins credit	Contingent liability related to the allocation of PIS and Cofins tax credits recognized by the Company. With the enactment of Law No. 14,385/2022, the Management of Copel and its legal advisors reassessed the risk and Copel DIS recorded the provision, as detailed in Note 12.2.1.	-	-	-	-	-	-	-	1,775,347
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles.	11,438	10,198	5,391	6,639	131,822	131,519	582,005	233,194
Indemnification to third parties (civil)	Actions for indemnity for resulting from damages caused during the construction of power plants. The execution of the sentence began without the previously determined accounting expertise. In the 1st degree, Copel challenged the execution and presented an insurance policy as a guarantee until a decision on the performance of an expert examination and excess of the value. As there was still no favorable position on the merits, the risk was reassessed with a change in the provisioned balance.	-	-	-	-	97,279	57,663	97,243	65,888
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	-	-	-	-	142,282	138,075	27,021	29,100
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas.	-	-	-	-	92,841	93,679	79,935	184,305
Indemnification to third parties (expropriations)	Expropriation lawsuit for construction of electric substation and expropriation of property flooded of power plant, settled in the second quarter of 2022.	-	-	-	-	-	31,348	-	-
Consumers	Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.	-	-	-	-	4,197	3,755	1,844	3,964
Environmental	Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.	-	-	-	-	5,900	5,902	222,512	206,647
		189,663	**175,356**	**729,158**	**677,343**	**742,962**	**706,191**	**1,812,750**	**3,237,253**
		346,362	**347,762**	**909,561**	**848,709**	**1,563,100**	**1,597,365**	**4,249,084**	**5,477,512**

29 Equity

29.1 Capital

On June 30, 2022, paid-in capital is R$10,800,000 (R$10,800,000 as of December 31, 2021). It includes shares (with no par value), and the main shareholders are presented below, already considering the adjusted number of shares after the split approved by Management:

							Number of shares in units	
Shareholders	Common		Class "A" Preferred		Class "B" preferred		Total	
	number of shares	%	number of shares	%	number of shares	%	number of shares	%
State of Paraná	734,298,319	69.66	-	-	115,945,012	6.90	850,243,331	31.07
BNDESPAR	131,161,562	12.44	-	-	524,646,248	31.24	655,807,810	23.96
Eletrobras	15,307,740	1.45	-	-	-	-	15,307,740	0.56
Free float:								
B3	135,000,882	12.82	664,570	21.25	897,139,440	53.43	1,032,804,892	37.74
NYSE	34,796,399	3.30	-	-	139,185,596	8.29	173,981,995	6.36
Latibex	225,667	0.02	-	-	1,730,263	0.10	1,955,930	0.07
City Halls	1,783,930	0.17	93,260	2.98	34,710	-	1,911,900	0.07
Other shareholders	1,515,961	0.14	2,370,170	75.77	654,021	0.04	4,540,152	0.17
	1,054,090,460	**100.00**	**3,128,000**	**100.00**	**1,679,335,290**	**100.00**	**2,736,553,750**	**100.00**

29.2 Equity valuation adjustments

	Parent company	Consolidated
Balance as of January 1, 2022	**426,170**	**426,170**
Realization of equity evaluation adjustment		
Deemed cost of fixed assets	-	(30,780)
Taxes on adjustments	-	10,465
Deemed cost of fixed assets - equity in the parent company, net of taxes	(20,315)	-
Balance as of June 30, 2022	**405,855**	**405,855**

29.3 Earnings per share - basic and diluted

Parent company	Continuing operations	Total 06.30.2022	Continuing operations	Discontinued operations	Total 06.30.2021
Basic and diluted numerator					
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:					
Common shares	46,382	46,382	748,309	36,087	784,396
Class "A" preferred shares	151	151	2,033	98	2,131
Class "B" preferred shares	81,285	81,285	905,633	43,673	949,306
	127,818	**127,818**	**1,655,975**	**79,858**	**1,735,833**
Basic and diluted denominator					
Weighted average of shares (in thousands):					
Common shares	1,054,090,460	1,054,090,460	1,301,454,539	1,301,454,539	1,301,454,539
Class "A" preferred shares	3,128,000	3,128,000	3,215,104	3,215,104	3,215,104
Class "B" preferred shares	1,679,335,290	1,679,335,290	1,431,884,107	1,431,884,107	1,431,884,107
	2,736,553,750	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**
Basic and diluted earnings per share attributable to controlling shareholders					
Common shares	0.04400	0.04400	0.57498	0.02773	0.60271
Class "A" preferred shares	0.04840	0.04840	0.63248	0.03050	0.66298
Class "B" preferred shares	0.04840	0.04840	0.63248	0.03050	0.66298

Parent company	Continued operations	04.01.2022 to 06.30.2022	Continued operations	Discontinued operations	04.01.2022 to 06.30.2022
Basic and diluted numerator					
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:					
Common shares	(194,692)	(194,692)	408,585	20,699	429,284
Class "A" preferred shares	(636)	(636)	1,110	56	1,166
Class "B" preferred shares	(341,195)	(341,195)	494,486	25,052	519,538
	(536,523)	**(536,523)**	**904,181**	**45,807**	**949,988**
Basic and diluted denominator					
Weighted average of shares (in thousands):					
Common shares	1,054,090,460	1,054,090,460	1,301,454,540	1,301,454,540	1,301,454,540
Class "A" preferred shares	3,128,000	3,128,000	3,215,104	3,215,104	3,215,104
Class "B" preferred shares	1,679,335,290	1,679,335,290	1,431,884,107	1,431,884,107	1,431,884,107
	2,736,553,750	**2,736,553,750**	**2,736,553,751**	**2,736,553,751**	**2,736,553,751**
Basic and diluted earnings per share attributable to controlling shareholders					
Common shares	(0.18470)	(0.18470)	0.31394	0.01590	0.32985
Class "A" preferred shares	(0.20317)	(0.20317)	0.34534	0.01750	0.36284
Class "B" preferred shares	(0.20317)	(0.20317)	0.34534	0.01750	0.36284

29.4 Additional dividend proposed

On April 29, 2022, the General Meeting approved the payment of the additional dividends proposed recorded on December 31.2021, in the amount of R$1,368,675.

30 Net Operating Revenue

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges	Service tax (ISSQN)	Net revenue 06.30.2022	Net revenue 06.30.2021
Electricity sales to final customers	6,785,707	(494,920)	(1,446,253)	(847,672)	-	3,996,862	3,452,738
Electricity sales to distributors	2,294,985	(316,891)	(10,664)	(33,052)	-	1,934,378	2,359,108
Use of the main distribution and transmission grid	5,340,454	(371,063)	(1,273,030)	(1,335,922)	-	2,360,439	2,428,223
Construction income	1,034,370	-	-	-	-	1,034,370	870,806
Fair value of assets from the indemnity for the concession	77,305	-	-	-	-	77,305	68,719
Distribution of piped gas	748,097	(57,186)	(129,408)	-	(61)	561,442	305,666
Result of sectorial financial assets and liabilities	747,667	(69,159)	-	-	-	678,508	789,288
Other operating revenue	234,181	(27,462)	-	-	(3,708)	203,011	138,264
	17,262,766	**(1,336,681)**	**(2,859,355)**	**(2,216,646)**	**(3,769)**	**10,846,315**	**10,412,812**

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges	Service tax (ISSQN)	Net revenue 04.01.2022 to 06.30.2022	Net revenue 04.01.2022 to 06.30.2022
Electricity sales to final customers	2,837,227	(205,764)	(623,302)	(145,452)	-	1,862,709	1,702,022
Electricity sales to distribuitors	1,105,376	(151,380)	(5,390)	(15,903)	-	932,703	1,206,772
Use of the main distribution and transmission grid	2,538,590	(175,790)	(604,674)	(660,591)	-	1,097,535	1,303,301
Construction income	547,307	-	-	-	-	547,307	496,526
Fair value of assets from the indemnity for the concession	34,756	-	-	-	-	34,756	39,849
Distribution of piped gas	438,036	(33,108)	(76,575)	-	-	328,353	170,797
Result of sectorial financial assets and liabilities	390,438	(36,115)	-	-	-	354,323	428,939
Other operating revenue	116,338	(14,099)	-	-	(1,359)	100,880	78,813
	8,008,068	**(616,256)**	**(1,309,941)**	**(821,946)**	**(1,359)**	**5,258,566**	**5,427,019**

30.1 Revenue by type and/or class of customers

Consolidated	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2022 to 06.30.2022
Electricity sales to final customers	**6,785,707**	**5,227,643**	**2,837,227**	**2,615,847**
Residential	2,173,248	1,676,326	835,953	833,526
Industrial	595,817	504,400	263,119	261,893
Trade, services and other activities	1,253,471	889,094	488,356	429,333
Rural	493,522	362,213	174,586	175,681
Public entities	164,144	102,018	64,077	49,892
Public lighting	167,586	128,780	62,182	68,761
Public service	221,572	162,892	91,915	83,299
Free consumers	1,330,890	1,059,129	665,278	537,958
Donations and grants	385,457	342,791	191,761	175,504
Electricity sales to distributors	**2,294,985**	**2,760,537**	**1,105,376**	**1,410,606**
Bilateral contracts	1,441,877	1,109,481	714,098	516,497
Regulated contracts	508,011	507,121	254,588	251,809
Electric Energy Trade Chamber - CCEE	266,951	1,083,787	100,463	612,947
Effective interest - grant bônus (Note 9.3)	78,146	60,148	36,227	29,353
Use of the main distribution and transmission grid	**5,340,454**	**4,783,107**	**2,538,590**	**2,431,233**
Residential	1,559,386	1,436,202	711,513	696,029
Industrial	746,880	680,374	373,242	347,646
Trade, services and other activities	976,742	830,023	446,001	397,024
Rural	342,652	305,413	151,616	143,809
Public entities	119,643	89,377	56,046	43,377
Public lighting	104,184	103,437	51,994	51,610
Public service	115,211	101,753	55,821	51,230
Free consumers	762,935	668,872	378,189	342,460
Concessionaires and generators	42,368	35,018	20,999	18,416
Operating and maintenance income - O&M and interest income	570,453	532,638	293,169	339,632
Construction income	**1,034,370**	**870,806**	**547,307**	**496,526**
Power distribution service concession	963,289	762,258	523,320	430,849
Power gas distribution service concession	6,316	5,669	2,903	2,922
Power transmission concession (a)	64,765	102,879	21,084	62,755
Fair value of assets from the indemnity for the concession	**77,305**	**68,719**	**34,756**	**39,849**
Distribution of piped gas	**748,097**	**407,845**	**438,036**	**227,321**
Result of sectorial financial assets and liabilities	**747,667**	**869,738**	**390,438**	**472,660**
Other operating revenue	**234,181**	**144,963**	**116,338**	**72,963**
Leasing and rent (30.2)	172,029	110,237	89,338	56,629
Fair value in the purchase and sale of power	-	19,413	-	18,280
Income from rendering of services	38,484	19,636	15,998	8,548
Other income	23,668	(4,323)	11,002	(10,494)
GROSS OPERATING REVENUE	**17,262,766**	**15,133,358**	**8,008,068**	**7,767,005**
(-) Pis/Pasep and Cofins	(1,336,681)	(1,192,168)	(616,256)	(594,675)
(-) ICMS (VAT)	(2,859,355)	(2,240,968)	(1,309,941)	(1,100,309)
(-) Service tax (ISSQN)	(3,769)	(2,897)	(1,359)	(1,473)
(-) Sectorial charges (30.3)	(2,216,646)	(1,284,513)	(821,946)	(643,529)
NET OPERATING REVENUE	**10,846,315**	**10,412,812**	**5,258,566**	**5,427,019**

(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 10.3

30.2 Leases and rentals

30.2.1 Revenue from leases and rentals

Consolidated	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2022 to 06.30.2022
Equipment and structures	171,177	109,914	88,873	56,450
Facilities sharing	740	211	407	130
Real estate	112	112	58	49
	172,029	**110,237**	**89,338**	**56,629**

30.3 Regulatory charges

Consolidated	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2022 to 06.30.2022
Energy Development Account - "CDE " - Power distribution service concession (30.3.1)	1,349,036	862,246	667,565	401,714
Other charges - rate flags (30.3.2)	723,851	289,362	85,276	174,925
Research and development and energy efficiency - R&D and EEP	75,579	81,917	34,800	41,498
Global Reversion Reserve - RGR quota	24,069	29,716	12,034	14,858
Energy Development Account - "CDE " - Power transmission concession	38,747	16,339	20,127	7,528
Inspection fee	5,364	4,933	2,144	3,006
	2,216,646	**1,284,513**	**821,946**	**643,529**

30.3.1 Energy Development Account - "CDE" - power distribution service concession

The CDE, created by Law 10,438/2002 and amended by Law 12,783/2013, has among its sources of funds, in order to meet its objectives, the quotas paid by agents that negotiate energy with final consumers, through a charge included in the tariffs. The Company makes payments for the "CDE USO" charge, intended to cover the objectives of CDE set forth by law. The annual quotas for each distributor are defined by Aneel through resolutions enacted by it.

As of June 2021, the Company began to pay monthly the quota related to the CDE Covid Account in the amount of R$29,032, segregated among "CDE USO" and "CDE ENERGIA". This charge, passed on in the tariff to consumers, is due by distribution concessionaires and licensees according to Order 939/2021 and has the purpose of amortizing the credit operation contracted by the CCEE in the management of the Covid Account, under the terms of Normative Resolution No. 885/2020.

The balance is as follows:

Resolutions	Period	06.30.2022
CDE USO		
Resolution No. 3,004/2021	May to December	382,344
Resolution No. 3,034/2022	January to April	792,498
Order No. 939/2021	From June 2021	91,722
		1,266,564
CDE ENERGIA		
Order No. 939/2021	From June 2021	82,472
		1,349,036

Resolutions	Period	06.30.2021
CDE USO		
Resolution No. 2,814/2020	January	163,844
Resolution No. 2,814/2021	February	157,767
Resolution No. 2,834/2021	March and April	277,844
Resolution No. 2,864/2021	May and June	233,759
Order No. 939/2021	June	15,287
		848,501
CDE ENERGIA		
Order No. 939/2021	June	13,745
		862,246

30.3.2 Tariff flag

The tariff flag system was established by Aneel Normative Resolution No. 547/2013, effective from 2015, to indicate the incidence or not of an increase in the value of energy to be passed on to the final consumer depending on the conditions for generating electricity, presenting the following modalities:

- Green flag: favorable conditions for energy generation, with no tariff increase;
- Yellow flag: increase of R$1.874 for every 100 kilowatt-hours (kWh) consumed;
- Red flag - Level 1: increase of R$3,971 for every 100 kilowatt-hours (kWh) consumed;
- Red flag - Level 2: increase of R$9,492 for every 100 kilowatt-hours (kWh) consumed;
- Water shortage flag: increase of R$14.20 for every 100 kilowatt-hours (kWh) consumed.

The water crisis scenario prevailed until the first quarter of 2022, with the application of the red flag and water shortage flag modalities to cover higher energy generation costs. As of the second quarter of 2022, after improving water conditions, the application of the green flag has been prevailing.

30.4 Annual Tariff Adjustment - Copel DIS

Aneel approved the result of the 2022 Annual Tariff Adjustment of Copel DIS through Aneel Ratifying Resolution No. 3,049, of June 21, 2022, authorizing the average adjustment of 4.90% perceived by consumers (9.89% in the June 2021 adjustment by Aneel Ratifying Resolution No. 2,886, of June 22, 2021), which was fully applied to tariffs as of June 24, 2022, with the average adjustment of 9.32% for high voltage consumers and 2.68% for low voltage consumers (9.57% and 10.04%, respectively, in 2021).

31 Operating Costs and Expenses

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operational expenses, net	06.30.2022	06.30.2021
Electricity purchased for resale (31.1)	(3,857,907)	-	-	-	(3,857,907)	(3,662,726)
Charge of the main distribution and transmission grid	(1,278,415)	-	-	-	(1,278,415)	(1,131,972)
Personnel and management (31.2)	(344,666)	(3,475)	(167,064)	-	(515,205)	(628,776)
Pension and healthcare plans (Note 22.3)	(91,717)	(570)	(42,295)	-	(134,582)	(122,995)
Materials	(40,453)	(2)	(4,729)	-	(45,184)	(32,308)
Materials and supplies for power electricity	(86,930)	-	-	-	(86,930)	(604,723)
Natural gas and supplies for gas business	(438,415)	-	-	-	(438,415)	(218,364)
Third-party services (31.3)	(267,257)	(2,898)	(94,443)	-	(364,598)	(322,399)
Depreciation and amortization	(601,808)	(1)	(27,488)	(12,575)	(641,872)	(511,491)
Credit losses, provisions and reversals (31.4)	(9,695)	(82,407)	-	(83,735)	(175,837)	28,517
Construction cost (31.5)	(1,022,245)	-	-	-	(1,022,245)	(872,553)
Other operational costs and expenses, net (31.6)	(98,289)	(24,180)	(42,721)	(72,188)	(237,378)	(180,059)
	(8,137,797)	**(113,533)**	**(378,740)**	**(168,498)**	**(8,798,568)**	**(8,259,849)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operational expenses, net	04.01.2022 to 06.30.2022	04.01.2022 to 06.30.2022
Electricity purchased for resale (31.1)	(1,918,409)	-	-	-	(1,918,409)	(1,976,430)
Charge of the main distribution and transmission grid	(503,440)	-	-	-	(503,440)	(571,690)
Personnel and management (31.2)	(155,727)	(1,590)	(75,563)	-	(232,880)	(319,526)
Pension and healthcare plans (Note 22.3)	(45,548)	(260)	(20,689)	-	(66,497)	(61,157)
Materials	(23,982)	(2)	(2,964)	-	(26,948)	(15,636)
Materials and supplies for power electricity	(1,499)	-	-	-	(1,499)	(284,561)
Natural gas and supplies for gas business	(251,003)	-	-	-	(251,003)	(123,356)
Third-party services (31.3)	(144,726)	(1,512)	(50,430)	-	(196,668)	(155,318)
Depreciation and amortization	(299,069)	(1)	(13,687)	(8,737)	(321,494)	(254,515)
Credit losses, provisions and reversals (31.4)	(8,066)	(30,970)	-	(20,853)	(59,889)	94,479
Construction cost (31.5)	(545,528)	-	-	-	(545,528)	(499,181)
Other operational costs and expenses, net (31.6)	(61,996)	(12,308)	(19,002)	(50,957)	(144,263)	(66,651)
	(3,958,993)	**(46,643)**	**(182,335)**	**(80,547)**	**(4,268,518)**	**(4,233,542)**

Parent company	General and administrative expenses	Other operational income (expenses), net	06.30.2022	06.30.2021
Personnel and management (31.2)	(18,270)	-	(18,270)	(12,295)
Pension and healthcare plans (Note 22.3)	(3,227)	-	(3,227)	(1,402)
Materials	(437)	-	(437)	(184)
Third-party services	(18,914)	-	(18,914)	(13,558)
Depreciation and amortization	(670)	(561)	(1,231)	(1,134)
Credit losses, provisions and reversals (31.4)	-	(12,305)	(12,305)	(30,988)
Other operational income (expenses)	(10,683)	727	(9,956)	(13,527)
	(52,201)	**(12,139)**	**(64,340)**	**(73,088)**

Parent company	General and administrative expenses	Other operational income (expenses), net	04.01.2022 to 06.30.2022	04.01.2022 to 06.30.2022
Personnel and management (31.2)	(7,894)	-	(7,894)	(6,515)
Pension and healthcare plans (Note 22.3)	(1,468)	-	(1,468)	(695)
Materials	(198)	-	(198)	(54)
Third-party services	(11,970)	-	(11,970)	(7,213)
Depreciation and amortization	(349)	(281)	(630)	(587)
Credit losses, provisions and reversals (31.4)	-	10,623	10,623	(19,335)
Other operational income (expenses)	(6,727)	(4,237)	(10,964)	(7,945)
	(28,606)	**6,105**	**(22,501)**	**(42,344)**

31.1 Electricity purchased for resale

Consolidated	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2022 to 06.30.2022
Purchase of Energy in the Regulated Environment - CCEAR	1,704,349	1,625,873	834,152	782,734
Itaipu Binacional	714,374	889,007	364,208	441,094
Electric Energy Trade Chamber - CCEE	166,567	453,770	96,618	342,232
Bilateral contracts	1,184,104	871,699	610,278	503,950
Program for incentive to alternative energy sources - Proinfa	221,511	135,621	111,024	68,252
Micro and mini generators	324,265	130,897	144,784	67,369
Fair value in the purchase and sale of power	17,393	-	(4,441)	-
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(474,656)	(444,141)	(238,214)	(229,201)
	3,857,907	3,662,726	1,918,409	1,976,430

31.2 Personnel and management

				Parent company
	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2022 to 06.30.2022
Personnel				
Employee compensation	10,777	2,732	5,021	1,444
Social charges on payroll	3,577	959	1,868	486
Meal and education allowance	1,040	788	395	386
Voluntary retirement program	(2,087)	-	-	-
	13,307	**4,479**	**7,284**	**2,316**
Management				
Management fees	3,650	2,257	1,833	1,137
Social charges on payroll	892	508	447	255
Other expenses	45	45	20	20
	4,587	**2,810**	**2,300**	**1,412**
Provisions for performance and profit sharing of employees and administrators	**376**	**5,006**	**(1,690)**	**2,787**
	18,270	**12,295**	**7,894**	**6,515**

				Consolidated
	04.01.2022 to 06.30.2022	04.01.2021 to 06.30.2021	04.01.2022 to 06.30.2022	04.01.2021 to 06.30.2021
Personnel				
Employee compensation	306,070	313,054	155,968	159,473
Social charges on payroll	110,023	110,001	55,461	55,398
Meal and education allowance	50,333	50,829	24,610	25,075
Voluntary retirement program	(8,526)	-	(646)	-
	457,900	**473,884**	**235,393**	**239,946**
Management				
Management fees	8,974	8,560	4,465	4,517
Social charges on payroll	1,847	1,853	911	933
Other expenses	128	134	60	61
	10,949	**10,547**	**5,436**	**5,511**
Provisions for performance and profit sharing of employees and administrators	**46,356**	**144,345**	**(7,949)**	**74,069**
	515,205	**628,776**	**232,880**	**319,526**

31.3 Third-party services

Consolidated	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2022 to 06.30.2022
Maintenance of electrical system	151,506	138,778	87,219	64,258
Communication, processing and transmission of data	47,115	30,819	22,997	14,314
Maintenance of facilities	44,791	53,993	24,605	28,135
Consumer service	33,155	28,254	17,851	15,014
Meter reading and bill delivery	26,837	25,842	13,882	12,960
Consulting and audit	24,317	20,557	15,275	12,242
Other services	36,877	24,156	14,839	8,395
	364,598	**322,399**	**196,668**	**155,318**

31.4 Credit losses, provisions and reversals

				Parent company
	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2022 to 06.30.2022
Provision for legal claims (Note 28)	(5,613)	8,196	(13,799)	2,819
Provision for losses on equity interests	17,918	22,792	3,176	16,516
	12,305	**30,988**	**(10,623)**	**19,335**

				Consolidated
	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2022 to 06.30.2022
Provision for legal claims (Note 28)	86,879	34,469	22,712	1,542
Impairment of assets				
Power generation concession contract	8,066	(2,604)	8,066	-
Gas operations (Note 11.1)	1,629	-	-	-
Property, plant and equipment - generation segment	-	(123,602)	-	(124,812)
Expected credit losses (Trade accounts and Other receivables)	82,407	60,032	30,970	27,043
Tax credits estimated losses	(3,144)	3,188	(1,859)	1,748
	175,837	**(28,517)**	**59,889**	**(94,479)**

31.5 Construction costs

Consolidated	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2022 to 06.30.2022
Materials	579,710	506,021	309,502	286,418
Third party services	336,405	282,989	185,441	163,333
Personnel	87,067	73,975	43,811	39,301
Others (a)	19,063	9,568	6,774	10,129
	1,022,245	**872,553**	**545,528**	**499,181**

(a) The balance of 2021 includes the reversal amount of provisions for legal claims, in the total amount of R$ 6,921.

31.6 Other operating costs and expenses, net

Consolidated	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2022 to 06.30.2022
Financial offset for the use of water resources	55,810	41,703	34,990	12,472
Net losses (gains) in the decommissioning and disposal of assets	29,597	15,638	11,288	395
Fair value of power generation concession contract	26,406	-	26,406	-
Collection charge	24,094	25,836	12,182	13,432
Taxes	23,394	18,994	10,661	7,729
Insurance	20,659	16,538	10,922	9,359
Leasing and rent	16,841	5,375	8,669	1,444
Compensation	8,264	25,946	5,399	1,676
Donations, contributions, grants, tax incentives (a)	1,433	1,558	1,199	1,527
Advertising and publicity				
Associação das Emissoras de Radiodifusão do Paraná - AERP	5,695	5,686	2,842	2,856
Publicity	4,420	4,128	3,807	3,469
Sponsorship	1,115	174	590	46
Talento Olímpico Paranaense - TOP	900	2,478	778	2,271
Other net income, costs and expenses	18,750	16,005	14,530	9,975
	237,378	**180,059**	**144,263**	**66,651**

(a) The balance includes the Company's social investments in education, culture, health, sports, among others, including incentive donations used as a tax benefit.

32 Financial Results

			Parent company	
	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2022 to 06.30.2022
Financial income				
Return on financial investments	24,957	637	12,793	370
Interest and monetary variation of CRC transfer (a)	-	223,255	-	95,534
Other financial income	13,808	4,437	8,118	2,087
(-) Pis/Pasep and Cofins taxes on financial income	(1,640)	(10,552)	(868)	(4,509)
	37,125	**217,777**	**20,043**	**93,482**
(-) Financial expenses	-			
Monetary and exchange variation and debt charges	73,575	22,814	38,881	12,841
PIS/Pasep/Cofins taxes on interest on capital	12,378	28	12,004	28
Interest and monetary variation of CRC transfer (a)	-	1,788	-	1,788
Other financial expenses	5,024	5,337	2,992	3,296
	90,977	**29,967**	**53,877**	**17,953**
Net	**(53,852)**	**187,810**	**(33,834)**	**75,529**

(a) The balance of the Account for Compensation of Income and Losses - CRC was settled by the Paraná State Government on August 10,2021, as detailed in Note 8 of the Financial Statements of December 31,2021.

				Consolidated
	06.30.2022	06.30.2021	04.01.2022 to 06.30.2022	04.01.2022 to 06.30.2022
Financial income				
Interest and monetary variation of CRC transfer (a)	-	223,255	-	95,534
Arrears charges on bills	163,057	174,403	86,640	91,868
Return on financial investments	213,645	31,599	125,701	17,124
Monetary variation over the Itaipu power purchase	39,333	32,801	9,826	30,337
Remuneration of net sectorial assets and liabilities (Note 8)	75,760	9,134	43,631	5,368
Recognition of tax credit (Note 12.2.1)	17,801	8,656	9,470	5,256
Exchange variation on loan collateral	-	11	-	(14,372)
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 25.1)	3,195	2,259	1,909	1,017
Derivatives fair value - forward contract	-	-	-	(3,899)
Other financial income	39,507	47,572	5,019	21,523
(-) Pis/Pasep and Cofins taxes on financial income	(21,512)	(22,979)	(11,285)	(11,374)
	530,786	**506,711**	**270,911**	**238,382**
(-) Financial expenses				
Monetary and exchange variation and debt charges	765,194	307,928	417,464	143,247
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 25.1)	120,070	139,793	48,595	64,475
Monetary variation over the Itaipu power purchase	14,534	26,625	9,934	199
Derivatives fair value - forward contract	2,907	7,411	-	7,411
Interest on R&D and EEP (Note 24.1)	16,201	5,347	8,156	2,953
Interest and monetary variation of CRC transfer (a)	-	1,788	-	1,788
Remuneration of net sectorial assets and liabilities (Note 8)	7,296	940	3,505	940
PIS/Pasep/Cofins taxes on interest on capital	12,378	28	12,004	28
Other financial expenses	72,862	26,562	38,682	7,920
	1,011,442	**516,422**	**538,340**	**228,961**
	(480,656)	**(9,711)**	**(267,429)**	**9,421**
(-) Update of provision for destination of PIS and Cofins credits (Note 12.2.1)	1,011,370	-	1,011,370	-
Net	**(1,492,026)**	**(9,711)**	**(1,278,799)**	**9,421**

(a) The balance of the Account for Compensation of Income and Losses - CRC was settled by the Paraná State Government on August 10,2021, as detailed in Note 8 of the Financial Statements of December 31,2021.

33 Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and by key strategic decision-makers responsible for allocating funds and assessing performance.

33.1 Products and services from which the reportable segments have their revenues generated

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately since each business and each company requires different technologies and strategies.

Until June 30, 2022, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company did not identify any customer who individually accounts for more than 10% of their total net revenue until June 30, 2022.

The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4 of the financial statements on December 31, 2021.

33.2 Reportable segments

Power generation and transmission (GET) - its attribution is to produce electricity from hydraulic, wind, and thermal projects **(GER)** and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines **(TRA)**; for the managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

GAS - its attribution is to provide public service of piped natural gas distribution;

Power sale (COM) - its attribution is to trade energy and related services;

Holding and Services - its attribution is the provision of services and participation in other companies.

33.3 Assets by reportable segment

ASSETS	Electric Energy			GAS	Holding and Services	Intersegment operations	Consolidated
06.30.2022	GET	DIS	COM				
TOTAL ASSETS	**24,833,480**	**20,707,810**	**1,292,244**	**977,818**	**2,034,121**	**(561,656)**	**49,283,817**
CURRENT ASSETS	**2,812,386**	**5,596,958**	**757,580**	**578,293**	**1,281,491**	**(961,675)**	**10,065,033**
NON-CURRENT ASSETS	**22,021,094**	**15,110,852**	**534,664**	**399,525**	**752,630**	**400,019**	**39,218,784**
Long term assets	6,894,086	8,125,247	527,213	305,690	554,247	(302,160)	16,104,323
Investments	3,134,148	536	-	-	154,208	(1)	3,288,891
Property, plant and equipment	10,219,607	-	300	-	19,577	-	10,239,484
Intangible assets	1,684,042	6,854,104	5,201	77,631	5,590	702,180	9,328,748
Right-of-use asset	89,211	130,965	1,950	16,204	19,008	-	257,338

ASSETS	Electric Energy			GAS	Holding and Services	Reclassi-fications (a)	Intersegment operations	Consolidated
12.31.2021	GET	DIS	COM					
TOTAL ASSETS	**24,844,335**	**20,804,701**	**1,519,017**	**827,901**	**3,243,736**	**(1,451,159)**	**(250,996)**	**49,537,535**
CURRENT ASSETS	**3,316,406**	**6,448,051**	**755,227**	**355,500**	**2,356,145**	**(652,886)**	**(1,388,571)**	**11,189,872**
NON-CURRENT ASSETS	**21,527,929**	**14,356,650**	**763,790**	**472,401**	**887,591**	**(798,273)**	**1,137,575**	**38,347,663**
Long term assets	6,639,545	7,664,328	757,873	362,649	694,197	(129,077)	(246,193)	15,743,322
Investments	2,887,272	540	-	-	154,322	-	-	3,042,134
Property, plant and equipment	10,123,352	-	305	-	18,934	(651,458)	651,458	10,142,591
Intangible assets	1,799,391	6,596,184	4,038	96,145	5,230	(8,202)	722,774	9,215,560
Right-of-use asset	78,369	95,598	1,574	13,607	14,908	(9,536)	9,536	204,056

(a) Reclassifications arising from the divestment process of Copel Telecomunicações (Note 39).

33.4 Statement of income by reportable segment

STATEMENT OF INCOME	Electric Energy				GAS	Holding and Services	Inter-segment operations	Consolidated
	GET							
06.30.2022	GER	TRA	DIS	COM				
CONTINUING OPERATIONS								
NET OPERATING REVENUE	**2,060,510**	**728,347**	**6,747,955**	**2,348,115**	**589,191**	**8,014**	**(1,635,817)**	**10,846,315**
Net operating revenue - third-parties	692,303	551,426	6,729,840	2,278,568	586,164	8,014	-	10,846,315
Net operating revenue - between segments	1,368,207	176,921	18,115	69,547	3,027	-	(1,635,817)	-
OPERATING COSTS AND EXPENSES	**(1,241,616)**	**(156,939)**	**(6,967,164)**	**(2,321,203)**	**(502,011)**	**(73,938)**	**1,653,740**	**(9,609,131)**
Energy purchased for resale	(120,109)	-	(2,867,080)	(2,308,526)	-	-	1,437,808	(3,857,907)
Charges for use of the main transmission grid	(284,287)	-	(1,188,096)	-	-	-	193,968	(1,278,415)
Personnel and management	(104,056)	(62,571)	(300,636)	(6,229)	(19,728)	(21,985)	-	(515,205)
Pension and healthcare plans	(24,707)	(15,582)	(85,358)	(899)	(2,704)	(5,332)	-	(134,582)
Materials and supplies	(6,527)	(2,509)	(34,587)	(23)	(1,051)	(487)	-	(45,184)
Raw materials and supplies for generation	(89,760)	-	-	-	-	-	2,830	(86,930)
Natural gas and supplies for gas business	-	-	-	-	(438,415)	-	-	(438,415)
Third party services	(84,071)	(16,714)	(238,379)	(1,685)	(6,691)	(20,584)	3,526	(364,598)
Depreciation and amortization	(392,435)	(6,353)	(219,561)	(164)	(21,125)	(2,234)	-	(641,872)
Provision (reversal) for litigations	(8,751)	3,190	(86,482)	(35)	33	5,166	-	(86,879)
Impairment of assets	(8,066)	-	-	-	(1,629)	-	-	(9,695)
Other estimated losses, provisions and reversals	(535)	1,727	(78,666)	(1,290)	(504)	(17,918)	17,923	(79,263)
Construction cost	-	(52,641)	(963,288)	-	(6,316)	-	-	(1,022,245)
Provision for allocation of PIS and Cofins credits	-	-	(810,563)	-	-	-	-	(810,563)
Other operating costs and expenses, net	(118,312)	(5,486)	(94,468)	(2,352)	(3,881)	(10,564)	(2,315)	(237,378)
EQUITY IN EARNINGS OF INVESTEES	**9,795**	**311,565**	-	-	-	**(154)**	-	**321,206**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**828,689**	**882,973**	**(219,209)**	**26,912**	**87,180**	**(66,078)**	**17,923**	**1,558,390**
Financial income	128,983	33,798	310,134	14,286	23,648	50,626	(30,689)	530,786
Financial expenses	(415,428)	(147,889)	(317,624)	(283)	(13,268)	(147,639)	30,689	(1,011,442)
Update of provision for allocation of PIS and Cofins credits	-	-	(1,011,370)	-	-	-	-	(1,011,370)
OPERATING PROFIT (LOSS)	**542,244**	**768,882**	**(1,238,069)**	**40,915**	**97,560**	**(163,091)**	**17,923**	**66,364**
Income tax and social contribution	(193,506)	(129,369)	458,334	(13,835)	(27,341)	(13,227)	-	81,056
NET INCOME (LOSS)	**348,738**	**639,513**	**(779,735)**	**27,080**	**70,219**	**(176,318)**	**17,923**	**147,420**

STATEMENT OF INCOME	Electric Energy				TEL (a)	GAS	Holding and Services	Reclassi-fications (a)	Inter-segment operations	Consolidated
	GET									
06.30.2021	GER	TRA	DIS	COM						
CONTINUING OPERATIONS										
NET OPERATING REVENUES	**2,599,332**	**767,017**	**6,411,050**	**1,881,904**	**210,333**	**351,685**	-	**(197,444)**	**(1,611,065)**	**10,412,812**
Net operating revenue - third-parties	1,450,669	573,221	6,382,132	1,668,273	197,445	338,516	-	(197,444)	-	10,412,812
Net operating revenue - between segments	1,148,663	193,796	28,918	213,631	12,888	13,169	-	-	(1,611,065)	-
OPERATING COSTS AND EXPENSES	**(1,561,241)**	**(210,376)**	**(5,892,008)**	**(1,821,380)**	**(172,353)**	**(273,335)**	**(76,154)**	**50,675**	**1,696,323**	**(8,259,849)**
Energy purchased for resale	(249,104)	-	(2,966,971)	(1,809,846)	-	-	-	-	1,363,195	(3,662,726)
Charges for use of the main transmission grid	(246,619)	-	(1,089,324)	-	-	-	-	-	202,971	(1,131,972)
Personnel and management	(116,718)	(68,881)	(370,098)	(7,267)	(33,890)	(19,419)	(12,503)	-	-	(628,776)
Pension and healthcare plans	(21,652)	(13,873)	(77,388)	(767)	(5,409)	(2,471)	(1,435)	-	-	(122,995)
Materials and supplies	(5,358)	(1,771)	(24,645)	(10)	(1,656)	(337)	(190)	1,656	3	(32,308)
Raw materials and supplies for generation	(616,786)	-	-	-	-	-	-	-	12,063	(604,723)
Natural gas and supplies for gas business	-	-	-	-	-	(218,364)	-	-	-	(218,364)
Third party services	(76,834)	(14,945)	(222,947)	(1,697)	(33,456)	(7,793)	(13,708)	33,456	15,525	(322,399)
Depreciation and amortization	(282,099)	(5,257)	(200,009)	(83)	(67,415)	(19,449)	(1,311)	1,665	62,467	(511,491)
Provision (reversal) for litigations	2,613	6,614	(33,444)	(168)	4,845	106	(10,190)	(4,845)	-	(34,469)
Impairment of assets	126,361	(155)	-	-	5,156	-	-	(5,156)	-	126,206
Other estimated losses, provisions and reversals	(2,050)	(2,333)	(81,928)	(156)	(5,445)	1,935	(22,792)	5,445	22,792	(84,532)
Construction cost	-	(104,626)	(762,258)	-	-	(5,669)	-	-	-	(872,553)
Other operating costs and expenses, net	(73,995)	(5,149)	(62,996)	(1,386)	(35,083)	(1,874)	(14,025)	18,454	17,307	(158,747)
EQUITY IN EARNINGS OF INVESTEES	**5,312**	**144,903**	-	-	-	-	**2,590**	-	-	**152,805**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**1,043,403**	**701,544**	**519,042**	**60,524**	**37,980**	**78,350**	**(73,564)**	**(146,769)**	**85,258**	**2,305,768**
Financial income	46,124	4,286	228,180	7,523	16,197	6,011	219,932	(16,194)	(5,348)	506,711
Financial expenses	(257,314)	(59,113)	(124,988)	(26)	(37,977)	(4,414)	(75,915)	37,977	5,348	(516,422)
OPERATING PROFIT (LOSS)	**832,213**	**646,717**	**622,234**	**68,021**	**16,200**	**79,947**	**70,453**	**(124,986)**	**85,258**	**2,296,057**
Income tax and social contribution	(172,232)	(153,208)	(217,158)	(23,145)	(5,673)	(27,811)	(744)	41,390	(21,240)	(579,821)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	**659,981**	**493,509**	**405,076**	**44,876**	**10,527**	**52,136**	**69,709**	**(83,596)**	**64,018**	**1,716,236**
Result of discontinued operations	-	-	-	-	-	-	-	83,596	-	83,596
NET INCOME (LOSS)	**659,981**	**493,509**	**405,076**	**44,876**	**10,527**	**52,136**	**69,709**	-	**64,018**	**1,799,832**

(a) TEL segment discontinued in 2021; reclassifications arising from the divestment process of Copel Telecomunicações (Note 39).

33.5 Additions to noncurrent assets by reportable segment

06.30.2022	Electric Energy GET	Electric Energy DIS	Electric Energy COM	GAS	Holding and Services	Consolidated
Contract assets	-	974,141	-	4,714	-	**978,855**
Property, plant and equipment	360,839	-	20	-	1,146	**362,005**
Intangible assets	1,452	-	1,237	-	779	**3,468**
Right-of-use asset	13,795	54,720	227	4,319	2,756	**75,817**

34 Financial Instruments

34.1 Categories and determination of the fair value of financial instruments

Consolidated	Note	Level	06.30.2022		12.31.2021	
			Book value	Fair value	Book value	Fair value
Financial assets						
Fair value through profit or loss						
Cash and cash equivalents (a)	5	1	3,618,179	3,618,179	3,472,845	3,472,845
Bonds and securities (b)	6	1	14,571	14,571	14,571	14,571
Bonds and securities (b)	6	2	365,983	365,983	346,487	346,487
Accounts receivable - distribution concession (c)	9.1 and 9.2	3	1,570,664	1,570,664	1,433,734	1,433,734
Accounts receivable - generation concession (c)	9.4	3	69,682	69,682	102,220	102,220
Derivatives fair value - forward contracts (d)	11	3	-	-	2,907	2,907
Fair value in the purchase and sale of power (d)	11	3	634,954	634,954	855,775	855,775
Other temporary investments (e)		1	14,302	14,302	14,072	14,072
Other temporary investments (e)		2	13,179	13,179	5,913	5,913
			6,301,514	**6,301,514**	**6,248,524**	**6,248,524**
Amortized cost						
Collaterals and escrow accounts (a)			38,316	38,316	182	182
Collateral and escrow deposits - STN			-	-	142,764	115,643
Trade accounts receivable (a)	7		3,672,851	3,672,851	4,515,426	4,515,426
Sectorial financial assets (a)	8		22,843	22,843	767,480	767,480
Accounts receivable - concessions - bonus from the grant (g)	9.3		770,081	871,598	730,851	828,673
			4,504,091	**4,605,608**	**6,156,703**	**6,227,404**
Total financial assets			**10,805,605**	**10,907,122**	**12,405,227**	**12,475,928**
Financial liabilities						
Fair value through profit or loss						
Fair value in the purchase and sale of power (d)	27	3	342,040	342,040	545,468	545,468
			342,040	**342,040**	**545,468**	**545,468**
Amortized cost						
Sectorial financial liabilities (a)	8		931,665	931,665	293,179	293,179
Special Tax Regularization Program - Pert (f)	12.2		412,024	350,988	421,694	361,080
PIS and Cofins to be refunded to consumers (a)	12.2.1		1,861,828	1,861,828	3,326,795	3,326,795
Accounts payable to suppliers (a)	19		2,216,369	2,216,369	2,710,984	2,710,984
Loans and financing (f)	20		3,635,833	3,134,366	3,738,269	3,313,645
Debentures (h)	21		9,426,530	9,331,342	8,240,769	8,240,769
Accounts payable related to concession (i)	25		967,099	1,071,697	903,959	1,009,867
			19,451,348	**18,898,255**	**19,635,649**	**19,256,319**
Total financial liabilities			**19,793,388**	**19,240,295**	**20,181,117**	**19,801,787**

Different levels are defined as follows:

Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;

Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;

Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

Determining fair values

a) Equivalent to their respective book values due to their nature and terms of realization.

b) Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government.

c) Financial assets with fair values similar to book values (Note 4.4 to the financial statements as of December 31, 2021).

d) The fair values of assets and liabilities are equivalent to their book values (Note 4.15 to the financial statements as of December 31, 2021).

e) Investments in other companies stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined given the comparative assessment model for assets classified as level 2.

f) The cost of the highest value of the last funding carried out by the Company, CDI + spread of 1.36%, is used as a basic assumption for the discount of the expected payment flows.

g) Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by Aneel auction notice 12/2015 (9.04%).

h) Fair value calculated according to the quotation of the last trade in the secondary market through the average price of the Unit Price (PU) for June 30, 2022, obtained from the Brazilian Association of Financial and Capital Markets (Anbima).

i) Actual net discount rate of 8.88% p.a., in line with the estimated rate for long-term projects of the Company.

34.2 Financial risk management

The Company business activities are exposed to the following risks arising from financial instruments:

34.2.1 Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

Consolidated **Exposure to credit risk**	**06.30.2022**	**12.31.2021**
Cash and cash equivalents (a)	3,618,179	3,472,845
Bonds and securities (a)	380,554	361,058
Pledges and restricted deposits linked (a)	38,316	142,946
Trade accounts receivable (b)	3,672,851	4,515,426
Sectorial financial assets (c)	22,843	767,480
Accounts receivable - distribution concession (d)	1,570,664	1,433,734
Accounts receivable - concessions - Bonus from the grant (e)	770,081	730,851
Accounts receivable - generation concessions (f)	69,682	102,220
Other temporary investments (g)	27,481	19,985
	10,170,651	**11,546,545**

a) The Company manages the credit risk of its assets in accordance with the Management policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b) Risk of losses resulting from difficulties to receive amounts billed to customers, related to internal and external factors. To mitigate this type of risk, the Company manages its accounts receivable, detecting the classes of consumers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of the service, as established in the contract and regulatory standards.

c) Management considers the risk of this credit to be reduced, since the signed agreements ensure the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, corresponding to the costs not recovered through the tariff.

d) Management considers the risk of this credit to be reduced, since the signed agreements ensure the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, referring to investments in infrastructure not recovered through the tariff.

e) Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.

f) For the generation concession assets, Aneel published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (*Valor novo de reposição* - VNR), for the purposes of indemnification. In July 2021, Normative Resolution No. 942/2021 was published, regulating the calculation of these amounts through the presentation of appraisal reports to be prepared by accredited companies. Management expectation of indemnification for these assets supports recoverability of the balances recorded.

g) Risk arising from the possibility of the Company incurring losses due to stock market volatility. This type of risk involves external factors and is being managed through periodic assessment of the variations in the market.

34.2.2 Liquidity risk

The liquidity risk of the Company consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk by relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. From 2026 on, the 2025 indicators are repeated throughout the forecast period.

Consolidated	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
06.30.2022							
Loans and financing	Note 20	681,035	68,996	347,717	1,561,553	2,306,543	4,965,844
Debentures	Note 21	440,301	477,277	1,604,879	7,898,879	2,508,877	12,930,213
Accounts payable related to concession	Rate of return + IGP-M and IPCA	8,962	17,924	89,638	530,705	2,461,317	3,108,546
Accounts payable to suppliers	-	1,888,343	234,845	26,547	66,634	-	2,216,369
PIS and Cofins to be refunded to consumers	-	-	-	-	1,781,203	357,912	2,139,115
Special Tax Regularization Program - Pert	Selic	4,564	9,241	43,464	270,012	202,774	530,055
Sectorial financial liabilities	Selic	74,551	151,525	722,541	55,392	-	1,004,009
Lease liability	Note 26	6,943	13,966	53,675	163,994	341,653	580,231
		3,104,699	**973,774**	**2,888,461**	**12,328,372**	**8,179,076**	**27,474,382**

(a) Effective interest rate - weighted average.

As disclosed in Notes 20.4 and 21.3, the Company have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

34.2.3 Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock prices. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a) Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is transferred to customers in the next tariff adjustment of Copel DIS.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in foreign exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. The Company monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis to measure the impact of the devaluation of the US dollar on its loans and financing subject to currency risk.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these interim financial information, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these interim financial information and the probable scenario assumes a variation in the foreign exchange rate - prevailing at the end of the period (R$/US$5.13) based on the median market expectation for 2022 according to the Focus Report, issued by the Central Bank of Brazil. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument concerning the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

Foreign exchange risk	Risk	Baseline 06.30.2022	Projected scenarios Probable	Scenario 1	Scenario 2
Financial liabilities					
Suppliers					
Eletrobras (Itaipu)	USD appreciation	(244,967)	5,051	(54,928)	(114,907)
Acquisition of gas	USD appreciation	(115,002)	2,371	(25,786)	(53,944)
		(359,969)	**7,422**	**(80,714)**	**(168,851)**

b) Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

The Company has not entered into derivative contracts to cover this risk but has been continuously monitoring interest rates and market indexes to observe any need for contracting.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company Management on the reporting date for the financial instruments, as recommended by CPC 40 / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these interim financial information, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these interim financial information and the probable scenario assumes balances reflecting varying indicators (CDI/Selic - 13.75%, IPCA - 7.54%, IGP-M - 11.88% and TJLP - 6.98%) estimated as market average projections for 2022 according to the Focus Report of the Central Bank of Brazil, except TJLP that consider the internal projection of the Company. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument concerning the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

		Baseline	Projected scenarios		
Interest rate risk and monetary variation	**Risk**	**06.30.2022**	**Probable**	**Scenario 1**	**Scenario 2**
Financial assets					
Bonds and securities	Low CDI/SELIC	380,554	25,321	19,137	12,873
Collaterals and escrow accounts	Low CDI/SELIC	38,316	2,549	1,926	1,296
Sectorial financial assets	Low Selic	22,843	1,520	1,149	772
Accounts receivable - concessions	Low IPCA	2,340,745	86,643	65,274	43,715
Accounts receivable - generation concessions	Undefined (a)	69,682	-	-	-
		2,852,140	**116,033**	**87,486**	**58,656**
Financial liabilities					
Loans and financing					
Banco do Brasil	High CDI	(641,277)	(42,668)	(52,926)	(63,034)
BNDES	High TJLP	(1,786,228)	(61,330)	(76,347)	(91,244)
BNDES	High IPCA	(395,597)	(14,643)	(18,223)	(21,772)
Banco do Nordeste	High IPCA	(716,962)	(26,538)	(33,026)	(39,458)
Banco do Brasil - BNDES Transfer	High TJLP	(66,326)	(2,277)	(2,835)	(3,388)
Other	No risk	(29,443)	-	-	-
Debentures	High CDI/SELIC	(6,398,791)	(425,753)	(528,103)	(628,964)
Debentures	High IPCA	(2,932,027)	(108,529)	(135,061)	(161,366)
Debentures	High TJLP	(95,712)	(3,286)	(4,091)	(4,889)
Sectorial financial liabilities	High Selic	(931,665)	(61,990)	(76,892)	(91,577)
Special Tax Regularization Program - Pert	High Selic	(412,024)	(27,415)	(34,005)	(40,500)
Accounts payable related to concession	High IGP-M	(905,341)	(52,268)	(64,896)	(77,361)
Accounts payable related to concession	High IPCA	(61,758)	(2,286)	(2,845)	(3,399)
		(15,373,151)	**(828,983)**	**(1,029,250)**	**(1,226,952)**

(a) Risk assessment still requires ruling by the Concession grantor.

34.2.4 Electricity shortage risk

Approximately 60% of installed capacity in Brazil currently comes from hydroelectric generation, as informed by the Generation Information Bank of Aneel, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

Between September 2020 and August 2021, the National Interconnected System had the worst record of Affluent Natural Energies in the aggregate of its uses. The Ministry of Mines and Energy and other bodies in the sector acted to mitigate the risk of rationing, with emphasis on maximizing thermoelectric dispatch out of the order of the merit of cost and relaxing restrictions on the system hydroelectric operation. The improvement in storage levels observed in recent months has cooled public policies to face the water crisis introduced in 2021 and the bodies responsible for the sector began to adopt less severe measures in the operation of the system, however, maintaining the optimization of water resources to guarantee the full load handling.

Considering the strong wind generation in the Northeast, the biomass generation in the Southeast and the rainy season with affluent natural energies that raised the reservoirs to comfortable values, it is estimated that the risk of energy shortage in 2022 and 2023 will be minimized.

The Electricity Sector Monitoring Committee (CMSE) has maintained the energy deficit risk indicators within the safety margin (maximum risk of 5%) in all subsystems.

34.2.5 Risk of GSF (Generation Scaling Factor) impacts

The Energy Reallocation Mechanism (MRE) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee (GF) and is also calculated centrally. Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have an energy physical guarantee basis. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the difference valued at the PLD will be received.

The low inflows that have been recorded since 2014, as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects until the year 2021. In 2022, intense rains and the recovery of reservoirs made it possible to reduce losses with GSF this year.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, as well as the timely repurchase of intra-annual energy approaches currently adopted by the Company.

For the contracts in the ACR, Law 13,203/2015 allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the HPPs Mauá, Baixo Iguaçu, Colíder and SHPP Cavernoso II.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, Angra and the plants whose concessions were renewed by Law 12,783/2013, as well as in the costs of the contracts for power availability established with thermoelectric plants. It is, however, a financial risk, since the neutrality of the expenses with the purchase of energy is guaranteed, through a tariff transfer.

34.2.6 Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, which was amended by Law No. 14,052/2020, regarding the deadline for requesting an extension of concessions.

According to the new law, the concession operator should request an extension of concession at least 36 months before the end date of the contract or the concession granting act to hydroelectric power generation and electric power transmission and distribution plants, and at least 24 months for thermoelectric plants. The Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation and transmission ventures (RAG - Annual Generation Revenue and RAP - Permitted Annual Revenue, respectively).

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the granting authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

In 2018, Decree No. 9,271/2018 was published, amended by Decrees No. 10,135/2019 and No. 10,893/2021, which regulated the granting of concession contracts in the electricity sector associated with privatization through the sale of control by the holder of a public service concession for electricity generation, having as one of the conditionings factors the alteration of the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of the sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 12 months from the concession end date. If the sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the granting authority and the same concessionaire can participate in the auction if it meets the qualification conditions.

Some of the generation projects of Copel had their concession period extended due to the effects of the GSF renegotiation, which established the compensation through an extension of the concession period of the plants contemplated by Law No. 13,203/2015, resulting in the approval of the extension period of the concession of these plants through of Ratifying Resolutions No. 2,919/2021 and No. 2,932/2021.

For HPP Governador Bento Munhoz da Rocha Netto (HPP GBM) (1,676 MW), whose concession will end in 2024, the Company has not expressed any interest in extending the concession, as internal studies have shown that the extension through an early change of the exploration regime would be economically and financially disadvantageous concerning the exploration of the plant under the current regime until concession end. On March 3, 2020, Copel GeT transferred the concession of HPP GBM to subsidiary F.D.A. Geração de Energia Elétrica S.A. with the purpose of divesting the control of this concessionaire and, thus, allow a new concession grant for 30 years, in case the studies carried out by Copel GeT indicate the advantage of the operation.

Concerning HPP São Jorge, whose concession ends in 2026, Copel did not express interest in the renewal and intends, at the end of the concession, to request Aneel to convert the granting of concession into granting of registration.

Regarding the HPP Figueira concession, which expired in March 2019, the Company awaits the conclusion of the related Aneel and MME procedural steps to execute any amendment to the Concession Agreement. The plant is undergoing a modernization process and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, in comparison with the old plant.

According to the new law, the Company may express its intention to extend the concession of the HPP Apucaraninha until January 2024, and the HPPs Guaricana and Chaminé until July and August 2025, respectively. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Concession Grantor.

The only transmission concession of Copel GeT to expire in the next ten years is under Concession Agreement No. 75/2001, referring to the Transmission line 230 kV Bateias-Jaguariaíva, which will expire on August 17, 2031, and which, as there is still no information on the conditions for an eventual renewal, there is no position regarding the interest in renewing it after the current concession term has expired.

34.2.7 Risk of non-renewal of concessions - distributions of electricity

The fifth amendment to Copel DIS concession contract No. 46/1999 imposes economic and financial efficiency covenants and indicators that consider the duration and frequency of service interruptions (DECi and FECi). Failure to comply with the conditions will result in termination of the concession (clause eighteen, subclause one), with due regard for the provisions of the contract, particularly the right to full defense and adversary system.

On November 17, 2020, Aneel approved Normative Resolution No. 896, consolidated by Normative Resolution No. 948/2001, which establishes the indicators and procedures for monitoring the efficiency about the continuity of supply and the economic-financial management of public electricity distribution service concessions from the year 2021.

Indicators and penalties

Year	Indicator	Criteria	Penalties
From 2021	Economic - financial efficiency	in the base year	Capital Increase (a) Limitation on distribution of dividends and interest on capital Restrictive regime for contracts with related parties
		2 consecutive years	Concession termination
	Quality Indicators	in the base year	Results plan
		2 consecutive years	Limitation on distribution of dividends and interest on capital
		3 consecutive years	Concession termination

(a) Within 180 days from the end of each fiscal year, in the totality of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

Targets defined for Copel Distribuição as of 2021

			Quality - limits		Quality (Performed)	
Year	Economic and Financial Management	Realized	DECi	FECi	DECi	FECi
2021	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	Achieved	9.29	6.84	7.20	4.76

Net Debt: Gross Debt deducted from Financial Assets, with the exception of Financial Assets and Financial Liabilities in administrative or judicial discussion. The accounts that make up the Gross Debt and Financial Assets are defined in the attachment VIII to Aneel Resolution No 948/2021.

QRR: Regulatory Reinstatement Share or Regulatory Depreciation Expense. This value will be the one defined in the last Periodic Tariff Review, updated by the variation of the Regulatory Portion B and calculated on a pro rata basis.

Recurring EBITDA: Earnings Before Interest (Financial Result), Taxes (Income Taxes), Depreciation and Amortization.

According to Aneel Technical Note No. 068/2021 and Authorizing Resolution No. 10,231/2021, as of 2022, the quality targets consider the indicators DEC (Equivalent Duration of Interruption per Consumer Unit) and FEC (Equivalent Frequency of Interruption by Consumer Unit). The targets defined for Copel DIS for the year 2022 are 9.19 for DEC and 6.80 for FEC. The calculation and disclosure of results occur annually, in the Regulatory Financial Statements.

34.2.8 Risk of non-extension of the gas distribution concession

In the event of termination of the concession at the end of the contractual term, Compagas will be entitled to compensation for investments made in the last 10 years prior to the end of the concession at their depreciated replacement value, according to the contractual clause.

34.2.9 Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for the purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor market.

The difference between the costs remunerated by the tariff and those actually incurred in the power purchases are fully passed on to captive consumers, as long as the distributor presents a contracting level between 100% and 105% of its market, plus the amounts of involuntary overcontracting recognized by the regulator.

Based on data from the second quarter of 2022, Copel DIS expects to end the year with a contracting level of 106.8%. Despite the index above 105%, the Company estimates an amount of involuntary activity (178 average MW) sufficient for the contracting scheduled for the year to be transferred to the tariff. Thus, no risk of overcontracting is foreseen.

34.2.10 Gas shortage risk

The natural gas market in Paraná, made up of Compagas consumers (non-thermoelectric market) and the Araucária Thermoelectric Power Plant (UEG Araucária), is supplied by contracts with Petrobras, which uses the transport infrastructure of Brazil-Bolivia gas pipeline (Gasbol). Compagas signed a contract with Petrobras for the supply of natural gas, effective from 2022 to 2025, which will make it possible to meet the demand that was not contracted for 2022, as well as part of the estimated demand between 2023 and 2025. UEG Araucária, on the other hand, negotiates and enters into short-term natural gas contracts based on its merchant operating regime.

In the current situation of the natural gas sector in Brazil, the *Novo Mercado de Gás* program, coordinated by the Ministry of Mines and Energy, aims to open the natural gas market in order to make it dynamic, competitive, integrated with the electrical and industrial sector. The supply of natural gas is growing and comes from diversified sources, and the major challenge for the sector is still focused on enabling new producers and traders to access infrastructure and the consumer market, currently served mostly by Petrobras. Finally, the new gas law, Law No. 14,134/2021, represents another important step in opening the Brazilian gas market, to make it more competitive and with greater potential for expansion.

An eventual shortage in the supply of gas could result in losses to Copel due to a reduction in revenue from the natural gas distribution service by Compagas or penalties for non-compliance with the obligations contained in the concession agreement. Furthermore, in this scenario, UEG Araucária would probably be kept out of operation. However, the Company considers this risk low given of the *Novo Mercado de Gas* scenario and the enactment of Law No. 14,134/2021.

34.2.11 Risk of non-performance of wind farms

The power generation purchase and sale contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the physical guarantee committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize the future revenues of the Company. The balance recorded in liabilities referring to the non-performance is demonstrated in note 27.

34.2.12 Risk related to price of power purchase and sale transactions

The Company operates in the electricity purchase and sale market to achieve results with variations in the price of electricity, respecting the risk limits pre-established by Management. This activity, therefore, exposes the Company to the risk of future electricity prices.

Future electricity purchase and sale transactions are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of operations on the balance sheet date.

Based on the notional amounts of R$7,799,100 (R$7,530,281 as of December 31, 2021) for electricity purchase contracts and R$8,320,804 (R$7,881,880 as of December 31, 2021) for electricity sales contracts, outstanding at the date of these interim financial information, the fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by Anbima, on June 30, 2022, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions at the date of these interim financial information are stated below.

Consolidated	**Assets**	**Liabilities**	**Net**
Current	124,026	(112,645)	11,381
Noncurrent	510,928	(229,395)	281,533
	634,954	**(342,040)**	**292,914**

Sensitivity analysis of energy purchase and sale operations

The Company developed a sensitivity analysis to measure the impact of changes in future prices. For the base scenario, the accounting balances recorded on the date of these interim financial information were considered and for the probable scenario, the balances updated with the market price curve and NTN-B on June 30, 2022, were considered. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall applied to future prices considered in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

Consolidated	Price variation	Baseline 06.30.2022	Projected scenarios		
			Probable	Scenario 1	Scenario 2
Unrealized gains (losses) on energy purchase and sale operations	Increase	292,914	292,913	315,020	337,127
	Decrease	292,914	292,913	270,806	248,699

34.2.13 Counterparty risk in the energy market

Since the free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the seller. In the event of such failure, the Company must buy energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

The Company follows a policy that establishes limits for possible operations with each counterparty, after analyzing its credit worthiness, maturity and history.

In addition, even if our policy is more restrictive and the counterparties present good financial conditions, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the counterparties of the Company.

34.2.14 Coronavirus pandemic

Intending to mitigate the risk of possible impacts of a worsening of the coronavirus pandemic, the Company monitors contracts and suppliers, monitors the liquidity in the energy market and the short-term energy price, as well as participates in negotiations with the competent authorities for the implementation of guidelines ensuring maintenance of economic and financial sustainability of the entire chain of electric energy generation, transmission, commercialization and distribution in Brazil.

34.3 Capital management

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and the market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt deeds provides for the annual maintenance of the index below 3.5, and the eventual expectation of non-compliance of that indicator gives rise to actions by the Management to correct the course of the calculations until the end of each year.

34.3.1 Debt to equity ratio:

	Parent company		Consolidated	
Indebtedness	**06.30.2022**	**12.31.2021**	**06.30.2022**	**12.31.2021**
Loans and financing	641,277	791,779	3,635,833	3,738,269
Debentures	-	502,400	9,426,530	8,240,769
(-) Cash and cash equivalents	488,574	626,052	3,618,179	3,472,845
(-) Bonds and securities	91	91	380,554	361,058
Net debt	**152,612**	**668,036**	**9,063,630**	**8,145,135**
Equity	20,596,167	21,837,024	20,945,729	22,175,235
Debt to equity ratio	**0.01**	**0.03**	**0.43**	**0.37**

35 Related Party Transactions

35.1 Balances with related parties

The table below shows the balances of Related Parties highlighted in specific lines of the Statements of Financial Position:

	Parent Company		Consolidated	
	06.30.2022	**12.31.2021**	**06.30.2022**	**12.31.2021**
Current assets				
Subsidiaries				
Structure sharing (35.1.1)	-	5,374	952	-
Noncurrent assets				
Subsidiaries				
Copel DIS - STN (a)	-	150,572	-	-
Current liabilities				
Subsidiaries				
Structure sharing (35.1.1)	1,577	2,292	-	-
Noncurrent liabilities				
Subsidiaries				
Elejor advance	5,851	5,851	-	-

(a) Balance related to financing with the National Treasury Department (STN) settled on March 10,2022.

35.1.1 Structure Sharing

Balances refer mainly to personnel and management expense-sharing agreements entered between Copel and its direct and indirect subsidiaries.

35.1.2 Loan agreement - Copel DIS

On November 18, 2021, a loan agreement was signed between Copel and Copel DIS, with approval of limits plus IOF (tax on financial transactions) and interest (DI + 1.75% p.a.), to provide resources to finance the activities and businesses of the Company. The contract was settled and the amount of financial income in the period ended on June 30, 2022, was R$5,000.

35.1.3 Loan agreement - Jandaíra Complex

On May 17, 2022, a loan agreement was signed between Copel and the companies of the Jandaíra Wind Power Complex, with approval of limits plus IOF and interest of CDI + 1.38% p.a., to provide resources to finance the activities and businesses of the Company. The contracts are valid until May 17, 2024. Of the total approved amount of R$49,400, R$6,200 was transferred to Jandaíra III on July 27, 2022, and R$3,400 to Jandaíra IV on July 28, 2022.

35.2 Other related party transactions

The table below shows the balances arising from other transactions with related parties carried out by the Company:

Consolidated	Assets		Liabilities		Revenue		Cost / Expense	
Related parties / Nature of operation	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	06.30.2021	06.30.2022	06.30.2021
Controlling shareholder								
State of Paraná - dividends payable	-	-	-	916,379	-	-	-	-
CRC Transfer (Note 32 - a)	-	-	-	-	-	221,467	-	-
Energia Solidária Program (a)	10,326	5,590	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	14,813	10,378	-	-	-	-	-	-
Employees transferred (b)	577	19	-	-	-	-	-	-
Meteorological System of Paraná - Simepar (c)	-	-	994	938	-	-	(3,867)	(5,190)
Entities with significant influence (d)								
BNDES and BNDESPAR - dividends payable	-	-	-	733,939	-	-	-	-
Financing (Note 20)	-	-	2,181,266	2,216,516	-	-	(54,887)	(81,562)
Debentures - Compagás	-	-	-	-	-	-	-	(249)
Debentures - wind farms (Note 21)	-	-	227,254	231,071	-	-	(8,895)	(14,873)
State of Paraná investee								
Sanepar (e)	-	-	468	436	-	-	(3,782)	(3,646)
Use of water taken from plants' reservoirs	-	-	-	-	385	237	-	-
Joint ventures								
Voltalia São Miguel do Gostoso (f)	1	-	-	-	53	47	-	-
Dividends	1,032	1,032	-	-	-	-	-	-
Caiuá Transmissora de Energia (g) (h) (i)	313	279	1,186	1,144	1,742	1,589	(5,996)	(8,449)
Dividends	-	2,150	-	-	-	-	-	-
Integração Maranhense Transmissora (h) (i)	-	-	178	183	-	-	(1,179)	(1,109)
Dividends	-	2,274	-	-	-	-	-	-
Matrinchã Transmissora de Energia (h) (i)	-	-	1,072	1,065	-	-	(7,176)	(6,465)
Dividends	-	10,091	-	-	-	-	-	-
Guaraciaba Transmissora de Energia (h) (i)	-	-	428	489	-	-	(3,042)	(3,015)
Dividends	27,198	27,198	-	-	-	-	-	-
Paranaíba Transmissora de Energia (h) (i)	-	-	695	726	-	-	(4,786)	(4,483)
Dividends	2,486	4,973	-	-	-	-	-	-
Cantareira Transmissora de Energia (h) (i)	-	-	557	596	-	-	(3,817)	(3,231)
Dividends	-	6,718	-	-	-	-	-	-
Mata de Santa Genebra Transmissão (h) (i) (j)	3,235	1,473	1,450	1,245	9,582	10,010	(8,032)	(6,449)
Dividends	-	13,614	-	-	-	-	-	-
Associates								
Dona Francisca Energética S.A. (k)	13	15	1,312	2,745	83	75	(7,916)	(8,193)
Dividends	2,303	86	-	-	-	-	-	-
Foz do Chopim Energética Ltda. (l)	555	518	-	-	1,681	1,390	-	-
Key management staff								
Fees and social security charges (Note 31.2)	-	-	-	-	-	-	(2,300)	(10,547)
Pension and healthcare plans (Note 22.3)	-	-	-	-	-	-	(181)	(724)
Other related parties								
Fundação Copel	-	-	-	-	-	-	-	-
Administrative property rental	-	-	102,459	84,367	-	-	(6,285)	(2,397)
Pension and healthcare plans (Note 22.3)	-	-	1,328,401	1,295,174	-	-	-	-
Lactec (m)	3	5	2,043	2,385	314	289	(1,960)	(1,600)
Tecpar (n)	-	-	-	-	978	802	-	-
Celepar (o)	-	-	2	-	-	-	(6)	(4)

a) The *Energia Solidária* Program, established by state law No. 20,943/2021, replacing the *Luz Fraterna* Program, defines the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 2nd and 3rd of this law.

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the payment of invoices under the State Law No. 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization of this asset and, therefore, this asset was not recognized, in compliance with the current accounting

standards. For the tax treatment, as determined by the Brazilian Federal Revenue Office in the Normative Instruction No. 1,753/2017, the Company has taxed this revenue. The State of Paraná filed a Request for Amendment of Judgment in November 2021. Copel is awaiting a decision on the appeal by the judge of 1st degree. Management further emphasizes that it is making all necessary efforts and taking all necessary measures to preserve the interests of the Company.

The *Tarifa Rural Noturna* Program, regulated by Decree No. 1,288/2019, provides for the payment to Copel Distribuição, by the State Government, of the amount corresponding to 60% of the active electricity tariff and of the charges resulting from this service, including the additional tariff flag, owned by the beneficiary consumers, included in the denominated night period consumption, as specified in the decree.

b) Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.

c) The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

d) BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 30.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended. BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.

e) Basic sanitation provided by Sanepar.

f) Connection to the transmission system contracts signed by Copel GeT, Costa Oeste, Marumbi and Uirapuru, maturing between 2031 and 2048.

g) Operation and maintenance services agreement provided by Copel GeT, maturing on May 10, 2026. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.

h) Charges for use of the transmission system due by Copel GeT, FDA, UEG Araucária and wind farms.

i) Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.

j) Agreements entered by Copel GeT: for operation and maintenance services, maturing on February 1, 2023, and facility sharing, maturing on January 1, 2043.

k) Connection to the transmission system contracts entered by Copel GeT, Costa Oeste, Marumbi and Uirapuru, maturing between 2031 and 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.

l) Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23, 2025, and connection to the transmission system, maturing on January 1, 2043.

m) The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, FDA, UEG Araucária and Copel DIS, which are subjected to prior or later control and approval by Aneel. Copel COM provides services and sells energy to the institute.

n) Energy sale agreement signed between Copel COM and the Paraná Institute of Technology (Tecpar), a public company of the State Government that supports innovation and economic and social development in Paraná and Brazil.

o) Service agreements entered into with the Paraná Information Technology Company (Celepar), a mixed capital company that is part of the indirect administration of the State Government.

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

Direct and indirect subsidiaries of Copel have short and long-term energy purchase and sale agreements entered into with each other, carried out under the criteria and definitions of the regulated environment. Both the balances of the transactions and the commitments are eliminated between themselves when preparing the consolidated financial statements of the Company.

In addition, Copel GeT has energy purchase commitments with Dona Francisca, in the amount of R$71,946 (R$63,899 as of December 31, 2021), and Copel COM has energy sale commitments signed with agencies and/or entities related to the Paraná State Government, totaling R$28,402 (R$31,309 as of December 31, 2021).

Concerning the compensation of key management personnel, the Company does not have additional obligations beyond the short-term benefits disclosed in the table above and in the notes referenced.

35.3 Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 20 and 21.

Copel provided financial guarantees, in the form of a corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, in the total amount of R$4,339 (R$4,339 as of December 31, 2021) and made by Copel COM (Copel Mercado Livre), in the amount of R$225.024 (R$192,707 as of December 31, 2021).

The sureties and guarantees granted by Copel and Copel GeT for financing and debentures of the joint ventures are shown below:

	Company	Operation	Final maturity	Amount approved	Balance (a)	Interest %	Amount guarantees
(1)	Caiuá Transmissora	Financing BNDES	02.15.2029	84,600	30,955	49.0	(b)
(2)	Cantareira Transmissora	Debentures	08.15.2032	100,000	96,078	49.0	47,078
(3)		Financing	09.15.2032	426,834	381,293		(b)
(4)	Guaraciaba Transmissora	Financing BNDES	01.15.2031	440,000	303,237	49.0	(b)
(5)		Debentures	12.15.2030	118,000	129,614		(b)
(6)	Matrinchã Transmissora	Financing BNDES	06.15.2029	691,440	349,169	49.0	(b)
(7)		Debentures (2nd)	06.15.2029	180,000	218,731		(b)
(8)		Debentures (3rd)	12.15.2038	135,000	150,824		(c)
(9)	IMTE Transmissora	Financing	02.12.2029	142,150	54,070	49.0	(b)
(10)	Mata de Santa Genebra	Debentures (2nd)	11.15.2030	210,000	211,982	50.1	106,203
(11)		Debentures (3rd)	11.15.2041	1,500,000	1,443,794		723,341
(12)	Paranaíba Transmissora	Financing	10.15.2030	606,241	427,052	24.5	(b)
(13)		Debentures	03.15.2028	120,000	101,081		24,765
							901,387

(a) Gross debt balance, discounted from restricted cash that is already guaranteed by the companies themselves.

(b) For these contracts, the corporate guarantee and/or the letter of guarantee were exonerated, leaving only the pledge of Copel GeT shares.

(c) The guarantees to be provided in the 3rd issue will only be presented after the maturity of the Debentures of the 2nd issue and the Financing with BNDES.

Letter of guarantee, provided by Copel GeT: (1)

Corporate guarantee provided by Copel: (2) (4) (5) (6) (10) (11) (13)

Operation guarantee: pledge of shares held by Copel Get in the ventures.

36 Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in this interim financial information, are as follows:

Consolidated	06.30.2022	12.31.2021
Energy purchase and transportation contracts	126,291,596	132,307,398
Additions to property, plant and equipment		
Construction of Jandaíra wind farm complex	35,194	147,682
Acquisition of assets for electricity distribution	1,078,652	1,374,177
Gas purchase contracts	2,134,388	1,841,767

37 Insurance

The specification by risk modality and effective date of the main insurance policies can be seen below:

Consolidated Policy	End of term	Insured amount
Operational risks - HPP Baixo Iguaçu	05.30.2023	2,042,375
Operational risks - Cutia and Bento Miguel	03.29.2023	2,196,012
Named perils	08.24.2022	2,089,718
Operational risks - HPP Colíder	12.01.2022	1,892,320
Operational risks - HPP Governador Jayme Canet Junior	01.22.2023	1,594,472
Fire - owned and rented facilities	08.24.2022	878,937
Operational risks - Brisa Potiguar	06.27.2023	766,454
Operational risks - Elejor	03.11.2023	728,426
Operational risks - UEG Araucária (a)	11.30.2022	656,227
Operational risks - São Bento	06.27.2023	512,885

(a) The insured amount of operational risks - UEG Araucária have been translated from USD into BRL, with the current rate R$5.2380 as of June 30, 2022.

In addition to the insurance policies listed above, the Company and its subsidiaries take out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. The guarantee insurance taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as guarantor, within the limits of their share of interest in each project.

38 Additional information to the Statement of Cash Flows

38.1 Transactions not involving cash

Of the total additions of Contract assets (shown in Notes 10.1 and 10.2) and acquisitions of Property, plant and equipment (shown in Note 16.2), R$197,640 (R$146,788 as of June 30, 2021) and R$51,580 (R$12,897 as of June 30, 2021), respectively, represent the amount of purchases made in installments and not settled through the end of the reporting period.

As described in Note 26, the additions and remeasurement adjustment occurred in right-of-use assets totaled R$82,338 (R$109,737 as of June 30, 2021), with a corresponding entry in lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

39 Discontinued operations

On August 3, 2021, the Company concluded the sale of 100% of the interest in Copel Telecomunicações S.A., with the receipt of the updated amount and the transfer of assets and liabilities and the direction of the business to the buyer, Bordeaux Fundo de Investimento em Participações Multistrategy.

In 2021, income, costs and expenses as well as cash flow changes resulting from these assets and liabilities were presented on separate lines, as a discontinued operation, both in the Statement of Income and in the Statement of Cash Flows and in the Statement of Added Value, in compliance with the requirements of CPC 31/ IFRS 5.

COMMENTS ON PERFORMANCE

As of June 30, 2022

in thousands of Brazilian reais

1 New projects

In March 2021, the Board of Directors of Copel approved the new Company's Investment Policy, whose main purpose is to improve discipline in the allocation of capital, being an essential tool for the execution of strategic guidelines for sustainable growth, generation of value for shareholders and the perpetuity of our business.

1.1 Generation business projects

Villas Wind Complex

The first project acquired by the Company under this new policy was the Vilas Wind Power Complex, acquired on May 17, 2021, from the Voltalia group. The project, located in Serra do Mel - RN, has 186.7 MW of installed capacity, a capacity factor of 56.9% and certified energy (P50) of 106.3 average MW and part of its energy was sold in the regulated environment. (ACR), with supply starting in 2023 and 2024 and a term of 20 years, as follows:

Vilas Wind Complex	Capacity Installed (MW)	Certified Energy		Start Commercial Operation	Energy Trade					End of Authorization
		P90 (MW average)[4]	**P50** (MW average)[4]		Auction	Amount (AverageMW)	Price (R$/MWh)[3]	Start of Supply	End of Supply	
Vila Ceará I [1] (Old Vila Paraíba IV)	31.95	67.1	74.9	in operation	A-6/2018 (28º LEN)	33.0	111.64	Jan-24	Dec-43	Jan-54
Vila Maranhão I [1]	31.95						111.64			
Vila Maranhão II [1]	31.95						111.64			
Vila Maranhão III [1] (Old Vila Paraíba III)	31.95						111.64			
Vila Mato Grosso[2] (Old Vila Alagoas III)	58.91	27.7	31.4		A-4/2019 (29º LEN)	3.0	93.13	Jan-23	Dec-42	Dec-54
Total /Average	**186.71**	**94.8**	**106.3**			**36.0**	**$ 108.92**			

[1] Uses Siemens Gamesa G132 wind turbines - 3.55 MW (Total of 38 wind turbines)

[2] Uses Nordex-Acciona AW 132 - 3.46 MW wind turbines (Total 17 wind turbines)

[3] Source: CCEE. Considering the price of R$79.92, as of June 28, 2019 (Vila Mato Grosso), and of R$93.00, as of August 31, 2018 (others). Updated in Dec/21 by IPCA.

[4] Does not consider losses from basic network

The total value of the transaction (Enterprise Value) was R$1,059 million, with long-term financing (maturing until 2040) contracted with Banco do Nordeste (BNB). With the acquisition of Complexo Vilas, the Company's installed wind generation capacity increased by 29%, with the same operational management structure, thus allowing for operational synergy with other group companies in the state.

Jandaíra Wind Complex - On October 18, 2019, Copel GeT, in a consortium with subsidiary Cutia Empreendimentos Eólicas, participated in the A-6 new energy generation auction and sold an average of 14.4 MW or approximately 30% of the physical guarantee of the Wind Complex Jandaíra, a project located in the municipality of Jandaíra - RN, comprising four wind farms, totaling 90.1 MW of installed capacity, as follows:

Jandaíra Wind Complex	Number of Wind Turbines	Installed Capacity (MW)	Assured Energy (average MW)	Capex (R$ million)	Energy Trade					End of Authorization
					Auction [1]	Amount (average MW)	Price (R$/MWh) [2]	Start of Supply	End of Supply	
WPP Jandaíra I	3	10.4	5.6	411.0	30º LEN (10.18.2019)	14.4	116.51	Jan-25	Dec-44	Apr-55
WPP Jandaíra II	7	24.3	12.3							
WPP Jandaíra III	8	27.7	14.8							
WPP Jandaíra IV	8	27.7	14.2							
Total	26	90.1	46.9							

[1] LEN - Auction of energy from new projects
[2] Updated until Mar/22. Source: CCEE.

By the end of June, 16 wind turbines, totaling 55.44 MW of installed capacity, were already operating under test. During the test regime, the energy generated is paid out at the Settlement Price for Differences – PLD, on the CCEE Spot Market. The other wind turbines will enter into operation in a staggered manner until the end of 2022, more than two years earlier than the deadline of the contracted supply. The project has financing from Banco do Nordeste for approximately 50% of the planned investment.

SHP Bela Vista - With an estimated investment of R$224.0 million, the SHP Bela Vista, built on the Chopim River, in the municipalities of São João and Verê, located in the Southwest of the state of Paraná, has 29.81 MW of installed capacity, 18.4 average MW of Assured Energy and sold 14.7 average MW on in the A-6 auction held on 2018, as follows:

Power Plants	Contract	Installed Capacity (MW)	Assured Energy (Average MW)	Energy Sold in ACR (Average MW)	Start of Supply	Price[1] (R$/MWh)	CAPEX (R$ million)	Concession Expires
SHP Bela Vista 100% Copel GeT	Authorizative Ordinance nº 7,802/2019	29.8	18.6	14.7	01.01.2024	234.93	224.0	01.02.2041

[1] Adjusted by the IPCA up to Nov/21. Source: CCEE.

The works of the SHP Bela Vista began in August 2019, and the commercial operation of the first, second and third generating units, totaling 29.3 MW or 98.3% of the total of the SHP, started on 12 June, 2021, July 10, 2021, and August 15, 2021, respectively. The commercial operation of the fourth and last unit is scheduled for 2022.

1.2 Distribution business projects

Transformation Program (*Programa Transformação*) - The Transformation Program is a broad investment plan with the objective of modernizing, automating and renovating the distribution grid and private communication network with standardized technologies to service automation equipment. Among the expected benefits are the strengthening of the rural grid to reduce disconnections and guarantee support for the growth of agribusiness in the State of Paraná, reduction of costs with O&M and commercial services and improvement in the control of DEC and FEC indicators. The program consists of 3 pillar projects to achieve the objectives:

- Paraná Tri-phase (*Paraná Trifásico*): represents the improvement and renewal of the rural distribution grid in the Company's concession area, with the implementation of a three-phase grid and the creation of redundancy in the main rural branches. By the end of June 2022, 144,000 rural customers had already benefited, along 8.676 km of lines.

- Smart Grid: implement a private communication network with standardized technology to service all automation equipment in the distribution grid and advanced metering infrastructure. By the end of June 2022, 375,000 smart meters had been installed.

- Total Reliability (*Confiabilidade Total*): aims to ensure modernity in the operations of the energy system based on the following premises: maintain full communication between teams and the availability of equipment on the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special key and expand the grid circuits and Self-Healing equipment. By the end of June, the project had completed 61.5% of the planned schedule.

The Transformation Program encompasses the construction of approximately 25,000 km of new lines, 15,000 new automated points and the implementation of smart grid technology in the State of Paraná.

Compact and Protected Grid - Copel Distribuição S.A. has been implementing compact grids predominantly in urban areas with a high degree of afforestation in the vicinity of the distribution grids and protected grids exclusively in rural areas. Compact grids avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of disconnections. Protected grid also improves the quality and reliability of the system as it avoids interruptions due to contact with vegetation or other objects and bad weather. At the end of June 2022, the extension of the installed compact and protected grid was 20,207 km compared to 15,955 km in June 2021, an increase of 4,252 km, or 26.65%, in twelve months.

Isolated Secondary Grid - Copel Distribuição also invests in isolated low voltage secondary grid (127/220V), which has significant advantages over the conventional overhead grid, such as: improving the indicators *Duração Equivalente de Interrupção por Unidade Consumidora* - DEC (Equivalent Duration of Interruption per Consumer Unit) and *Frequência Equivalente de Interrupção por Unidade Consumidora* - FEC (Equivalent Frequency of Interruption by Consumer Unit), hinder energy theft, improve environmental conditions, reduce pruning areas, increase safety, reduce the voltage drop across the grid and increase the life of transformers by reducing the number short circuits in the network, among others. At the end of June 2022, the extension of the installed isolated secondary distribution grid was 21,349 km, compared to 20,348 km in June 2021, an increase of 1,001 km, or 4.92%, in twelve months.

2 Energy Market

Market behavior - The power generation of Copel Geração e Transmissão S.A. and its wind farms in the first 6 (six) months of 2022 was 9,522 GWh, against 8,042 GWh in 1H21. This growth is due to the increase in hydro generation in the second quarter, which also made it possible to supply energy to other submarkets, through the Energy Reallocation Mechanism (MRE). Wind generation, in turn, decreased compared to 1H21, due to the effects of La Niña in the Northeast region of the country, partially offset by the acquisition of Vilas Wind Complex by the company. Below is the energy flow of the Copel group in 2022:

Energy Flow (GWh) — January through June 2022

Sources	GWh	%
Own generation	**9,522**	**33.2%**
Energy received	**19,142**	**66.8%**
CCEAR	6,124	
Itaipu	2,614	
Dona Francisca	66	
CCEE (MCP)	12	
Angra	460	
CCGF	2,920	
MRE	1,611	
Elejor	-	
Proinfa	204	
Other[1]	5,131	
Availability	**28,664**	

Uses	GWh	%
Captive Market	**10,034**	**35.0%**
Concessionaires[2]	**48**	**0.2%**
Electricity sales to distributor CCEE[3]	**78**	**0.3%**
Assignment MCSD EN[4]	**105**	**0.4%**
CCEE (MVE)	**348**	**1.2%**
Free Customers	**5,855**	**20.4%**
Energy Supplied	**11,629**	**40.6%**
Bilateral Agreements	6,254	
CCEAR	1,738	
CER	454	
CCEE(MCP)	1,453	
MRE	1,730	
Losses and differences[5]	**567**	**2.0%**
Basic Network Losses	295	
Distribution Losses	547	
Allocation of contracts in the GC	161	
Wind farms differences	(436)	

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
MRE: Energy Reallocation Mechanism.
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
[1] Other: Energy purchased by Copel Comercialização and Copel Distribuição.
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year.
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR.
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
[5] Considers the effects of Distributed Mini and Microgeneration (MMGD)
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

Energy sale - The following table shows Copel's total energy sales, broken down between Copel Distribuição, Copel Geração e Transmissão, Copel Comercialização and wind farms:

Segment			GWh
	jan - jun 2022	jan - jun 2021	Variation
Copel Distribuição			
Captive Market[1]	10,034	9,824	2.1%
Residential	4,209	4,081	3.1%
Industrial	1,052	1,144	-8.0%
Commercial	2,250	2,101	7.1%
Rural	1,302	1,318	-1.2%
Other	1,221	1,180	3.5%
Concessionaries and Licensees	48	43	11.6%
CCEE (Cessões MCSD EN)	105	349	-69.9%
CCEE (MVE)	348	205	69.8%
CCEE (MCP)	1,057	736	43.6%
Total Copel Distribuição	**11,592**	**11,157**	**3.9%**
Copel Geração e Transmissão (with FDA)			
CCEAR (Copel Distribuição)	61	61	0.0%
CCEAR (other concessionaries)	1,102	1,113	-1.0%
Free Customers	-	631	-100.0%
Bilateral Agreements (Copel Comercialização)	7,111	6,349	12.0%
Bilateral Agreements[2]	186	348	-46.6%
CCEE (MCP)[3]	290	-	-
Total Copel Geração e Transmissão	**8,750**	**8,502**	**2.9%**
Wind Farms Complex			
CCEAR (Copel DIS)	16	15	6.7%
CCEAR (other concessionaries)	636	639	-0.5%
CER	454	454	0.0%
Bilateral Agreements (Copel Comercialização)	143	-	-
Bilateral Agreements[2]	195	-	-
CCEE (MCP)[3]	72	-	-
Total Wind Farms Complex	**1,516**	**1,108**	**36.8%**
Copel Comercialização			
Free Customers	5,762	3,969	45.2%
Bilateral Agreements (Copel companies)	274	1,310	-79.1%
Bilateral Agreements[2]	6,044	5,521	9.5%
CCEE (MCP)[3]	76	36	111.1%
Total Copel Comercialização	**12,156**	**10,836**	**12.2%**
Total	**34,014**	**31,603**	**7.6%**

Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.

[1] For the billed market, the Compensated Energy from Distributed Mini and Microgeneration (MMGD) is discounted, in the amounts of 274GWh for 1Q22 and 139GWh for 1Q21.

[2] Includes Short Term Sales Agreements. .

[3] Does not consider negative amounts.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Spot Market / CER: Agreements Reserve Energy.

Copel Distribuição Grid market (TUSD): Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all of the free customers existing in its concession area, grew by 1.7% in energy consumption in the second quarter of 2022 compared to the same period of the previous year and 3.8% year-to-date. The billed wire market, which considers offset energy from Mini and Micro Distributed Generation (MMGD), of 255 GWh in 2Q22 and 527 GWh in 1H22, grew 0.5% in 2Q22 and 2.3% in the year, already considering the Availability Cost for the Distributed Generation market.

These results are mainly due to, of energy consumed by the classes: i) Commercial, with an increase of 6.9%, impacted by the resumption of economic activity from the easing of restrictive measures to social mobility to prevent coronavirus, with an impact on the growth of consumption of: Education Activities by 34.3%, representing 2.0% of class consumption; Accommodation by 32.0%, representing 2.5% of class consumption; Food by 15.6%, representing 6.1% of class consumption; Services for Buildings by 14.6%, representing 5.4% of class consumption; and Retail by 5.6%, representing 31.1% of class consumption; ii) Industrial, with an increase of 2.9% due to the growth in consumption of: Metallurgy Sectors by 53.8%, representing 3.7% of class consumption; Manufacture of Food Products by 4.6%, representing 35.8% of class consumption, and Manufacture of Pulp and Paper by 4.7%, representing 12.0% of class consumption; iii) Other classes, with an increase of 2.6%, mainly due to the Public Power class due to the return of on-site activities as a result of the easing of restrictive measures, especially in public education; iv) Residential, with a 1.5% reduction as a result of the easing of restrictive measures, which allowed for a return to work and school activities, reducing the permanence of consumers in their homes and, consequently, the average consumption in the period, that passed from 165 kWh/month in 2Q21 to 158.8 kWh/month in 2Q22 (down 3.7%); v) Rural, with a reduction of 4.9% impacted by the decrease in the number of captive consumers of 2.7% and a reduction of 9.8% in the consumption of the Agriculture and Livestock activity, which represents 88.6% of the consumption of the class.

Copel Distribuição Captive market: Copel Distribuição's captive market showed a reduction of 1.2% in energy consumption in 2Q22 compared to the same period of the previous year and an increase of 2.1% in the year to date. The billed captive market, which considers offset energy from Mini and Micro Distributed Generation (MMGD), registered a reduction of 3.5% in 2Q22 and 0.3% in the year.

Number of consumers - The number of final consumers (captive customers of Copel Distribuição and free customers served by Copel GeT, Copel Comercialização and other suppliers within Copel Distribuição's concession area) billed in June 2022 was 4,971,651, representing a growth of 1.6% in relation to the same period of the previous year.

Segment	jun 2022	jun 2021	Variation
Residential	4,085,179	3,995,886	2.2%
Industrial	69,535	71,016	-2.1%
Commercial	425,101	416,889	2.0%
Rural	336,360	345,768	-2.7%
Others	53,016	60,334	-12.1%
Total Captive Market	**4,969,191**	**4,889,893**	**1.6%**
Concessionaires and Licensees	7	7	0.0%
Free Customers (a)	2,453	2,128	15.3%
Total geral	**4,971,651**	**4,892,028**	**1.6%**

(a) All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

3 Management

Headcount

Employees	jun 2022	jun 2021
Copel and subsidiaries		
Copel Holding	87	148
Copel Geração e Transmissão	1,512	1,523
Copel Distribuição	4,304	4,586
Copel Serviços	-	294
Copel Comercialização	47	42
	5,950	**6,593**
Subsidiaries with non-controlling interests		
Compagás	132	140
Elejor	7	7
UEG Araucária	15	15
	154	**162**

4 Capital Market

In 2022, on [B]3, ON shares (CPLE3) were present in 100% of the trading sessions, closing the period at R$6.37, with a positive variation of 4.08%; PNB shares (CPLE6) were present in 100% of the trading sessions, closing the period at R$6.83, with a positive variation of 6.06%. In the same period, the IBOVESPA had a negative variation of 5.99%. The UNITs (CPLE11) were present in 100% of the trading sessions, closing the period at R$33.44, with a positive variation of 4.5%.

On the New York Stock Exchange (NYSE), the UNITs (ELP) were present in 100% of the trading sessions, closing the period at US$6.36, with a positive variation of 12.97%. The DOW JONES index had a negative variation of 15.31% in the period.

On LATIBEX (Latin American Securities Market in Euros), linked to the Madrid Stock Exchange, PNB shares, traded under the code XCOP, were present in 47% of the trading sessions, closing the period at €1.29, with a variation positive of 27.72%. In the same period, the LATIBEX All Shares index had a positive variation of 11.09%. Units, under the code XCOPU, were present in 5% of the trading sessions, closing the period at €7.30, with a positive variation of 50.83%.

The following table summarizes the behavior of Copel shares in the first six months of 2022:

	ON		PNB		UNIT	
Stock Performance (Jan - Jun 2022)	**Total**	**Daily average**	**Total**	**Daily average**	**Total**	**Daily average**
B3						
Number of Trades	338,397	2,729	2,186,912	17,636	366,174	2,953
Volume Traded	141,901,600	1,144,368	1,405,451,800	11,334,289	53,642,000	432,597
Trading Value (R$ thousand)	900,795	7,264	10,001,899	80,660	1,871,005	15,089
Presence in Trading Sessions	124	100%	124	100%	124	100%
Nyse						
Volume Traded	-	-	-	-	115,223,642	929,223
Trading Value (US$ thousand)	-	-	-	-	804,196	6,485
Presence in Trading Sessions	-	-	-	-	124	100%
Latibex						
Volume Traded	-	-	298,395	4,973	3,089	515
Trading Value (€ thousand)	-	-	383	6	21	4
Presence in Trading Sessions	-	-	60	47%	6	5%

5 Tariffs

Retail Tariffs

Average Retail Tariffs (a) - R$/MWh	jun 2022	jun 2021	Variation
Industrial	531.90	496.67	7.1%
Residential	529.08	485.60	9.0%
Commercial	628.52	576.93	8.9%
Rural	587.27	493.41	19.0%
Other	397.13	353.98	12.2%
Average Tariff for Electricity and Use of the Grid (R$/MWh)	**586.14**	**535.83**	**9.4%**
Average Demand Tariff (R$/kW)	**29.02**	**26.43**	**9.8%**

(a) Without ICMS and Pis/Cofins. Does not consider tariff flags.

Purchase tariffs

Electricity Purchase Tariffs* - R$/MWh	jun 2022	jun 2021	Variation
Itaipu (a)	314.47	361.56	-13.0%
Auction 2010 - H30	266.63	244.69	9.0%
Auction 2010 - T15 (b)	178.44	440.17	-59.5%
Auction 2011 - H30	274.90	252.28	9.0%
Auction 2011 - T15 (b)	225.79	499.80	-54.8%
Auction 2012 - T15 (b)	166.82	466.18	-64.2%
Auction 2016 - T20 (b)	207.91	187.49	10.9%
Angra	346.59	233.37	48.5%
Contract of physical guarantee quotas - CCGF (c)	124.89	115.79	7.9%
Santo Antonio	170.60	156.56	9.0%
Jirau	150.11	137.75	9.0%
Other auctions (d)	209.49	289.16	-27.6%
Average	**210.40**	**251.99**	**-16.5%**

(a) Furnas transport charge not included.
(b) Auction average price according to bilateral payment to sellers. Does not include contracting effects accounted for by CCEE.
(c) Contract of physical guarantee quotas of the HPP that had their concessions extended under the terms of Law 12.783/13.
(d) Products average price. Proinfa not included.

* The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel, approved on March 28, 2016.

Supply tariffs

Electricity Supply Tariffs - R$/MWh	jun 2022	jun 2021	Variation
Auction - CCEAR 2011-2040 (HPP Mauá)	263.40	239.13	10.1%
Auction - CCEAR 2013-2042 (Cavernoso II)	285.16	258.31	10.4%
Auction - CCEAR 2015 - 2044 (Colider)	203.72	184.04	10.7%
Auction - CCEAR 2018 - 2048 (Baixo Iguaçu)	210.48	190.73	10.4%
Concession holders in the State of Paraná	241.56	221.69	9.0%

(a) With PIS/COFINS. Net of ICMS.

6 Economic and financial results

Revenues (Note 30)

Net operating revenue accrued until June 2022, of R$10,846,315, 4.2% higher than the R$10,412,812 recorded in the same period in 2021.

This variation was mainly due to the following facts:

a) 15.8% increase in revenue from electricity sales to final customers mainly as a result of the 11.32% readjustment of the Copel DIS Energy Tariff perceived by the consumer through the 5th tariff review cycle and the 45.2% in the amount of energy sold by Copel Comercialização (5,762 GWh in 1H22 vs. 3,969 GWh in 1H21);

b) 18% decrease in revenue from electricity sales to distributors, mainly due to the lower dispatch of TPP Araucária due to the improvement in hydrological conditions and the lower average PLD of R$56,90 until June 2022, 71% lower than the average PLD of R$202,52 for the same period of the previous year, offset by the growth in the volume of energy sold under bilateral contracts with Copel Comercialização and the start-up of SHP Bela Vista and the acquisition of Vilas Wind Power Complex;

c) reduction of 2.8% in the revenue from use of the main distribution and transmission grid due to the positive result of the remuneration on the energy transmission contracts and the increase in the gross revenue of Copel DIS resulting from the effects of the readjustment of the Use Tariff by 8.73% from the previous cycle, offset by the increase in sector charges of Copel DIS and the lower gain from the tariff review of transmission contracts;

d) 18,8% increase in construction revenue mainly due to higher investments in the energy distribution segment;

e) 83,7% increase in distribution of piped gas revenue basically due to the applied tariff adjustments;

f) 46.8% increase in other operating revenues mainly due to the increase in revenue from leases and rental of equipment and infrastructure.

Operating Costs and Expenses (Note 31)

Total operating costs and expenses reached R$8,798,568 until June 2022, 6.5% higher than the R$8,259,849 recorded in the same period in 2021. The main highlights were:

a) 5.3% increase in electricity purchased for resale mainly due to the increase in bilateral contracts to cover the higher volume of energy sold by Copel Comercialização and the increase in the purchase of energy from micro and mini generators, offset by the decrease in purchases of the CCEE and by the smaller variation of the dollar on the purchases of Itaipu;

b) 12.9% increase in charge of the main distribution and transmission grid mainly due to the higher value of System Services Charges - ESS due to thermal dispatch out of order of merit, increase in Reserve Energy Charge - EER and the readjustment of the contracts for the use of the grid;

c) 18.1% reduction in the compensation of Personnel and Management mainly due to the improvement in efficiency, the decrease in the provision for performance and profit sharing and the reversal of amounts from the voluntary retirement program;

d) 15.5% increase in material and third-party services mainly due to changes in the prices of fuel for the fleet and the increase in costs with the maintenance of the electrical system and customer service;

e) 85.6% reduction in materials and supplies for power electricity due to lower dispatch from TPP Araucária as a result of improved hydrological conditions;

f) 100.8% increase in natural gas and supplies for gas business due to the acquisition of natural gas at a higher cost as a result of exchange rate variations and the price of oil;

g) 25.5% increase in depreciation and amortization mainly due to the start-up of SHP Bela Vista and the acquisition of Vilas Wind Power Complex;

h) reduction in Credit losses, provisions and reversals mainly due to the reversal of the UEGA impairment in 2021, non-recurring in 2022;

i) 17.2% increase in construction costs mainly due to investments in the energy distribution segment.

Equity in earnings of investees

The equity in earnings of investees until June 2022 was 110.2% higher compared to the same period in 2021, mainly due to the positive result of the equity in the jointly-controlled subsidiaries of electric energy transmission due to the higher monetary variation on the contract assets and the effects of tariff revisions for Caiuá, Integração Maranhense, Matrinchã and Guaraciaba.

Financial Results (Note 32)

The reduction of R$470.945 in the financial results (without the effect of updating the provision for allocation of PIS and Cofins credits) compared to the same period in 2021 is mainly due to the amount of interest and monetary variation of CRC recorded only in 2021 and non-recurring in 2022, given that the balance was settled in August 2021, added to the higher expense of monetary and exchange variation and debt charges in 2022, partially offset by the increase in return on financial investments.

Provision for allocation of PIS and Cofins credits (Note 12.2.1)

The result for June 2022 was impacted by the provision of R$1,821,933 arising from the review of the contingent liability risk related to the allocation of PIS and Cofins tax credits recognized by Copel DIS, for the success in the lawsuit that recognized the right to exclude the ICMS value of the PIS and Cofins calculation basis. The amount recorded impacted the operating result by R$810,563 and the financial result by R$1,011,370.

Net income

Net income for the period was R$147,420, 91.8% lower than the R$1,799,832 recorded in the same period of the previous year, mainly due to the impact of the provision for the allocation of PIS and Cofins credits and the greater financial expense in the period.

EBITDA

The EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-accounting measure prepared by the Company, reconciled with its financial statements, in accordance with the provisions of Circular Letter/CVM/SNC/SEP 01/2007 and CVM Instruction 527/2012. It is not a measure recognized by accounting practices adopted in Brazil or international accounting standards, does not have a standard meaning and cannot be comparable to measures with similar titles provided by other companies. The Company discloses it because it is used to measure its performance.

Consolidated	06.30.2022	06.30.2021	Variation	12.31.2021
Ebitda Calculation				
Net income from continuing operations	147,420	1,716,236	-91.41%	3,859,045
Net income from discontinued operations	-	83,596	-100.00%	1,189,557
Deferred IRPJ and CSLL from continuing operations	(469,327)	228,205	-305.66%	790,406
Deferred IRPJ and CSLL from discontinued operations	-	(20,020)	-100.00%	128,353
Provision for IRPJ and CSLL from continuing operations	388,271	351,616	10.42%	469,226
Provision for IRPJ and CSLL from discontinued operations	-	61,410	-100.00%	526,830
Financial income (expenses), net from continuing operations	1,492,026	9,711	15264.29%	327,361
Financial income (expenses), net from discontinued operations	-	21,783	-100.00%	25,748
Ebit	**1,558,390**	**2,452,537**	**-36.46%**	**7,316,526**
Depreciation and amortization from continuing operations	641,872	511,491	25.49%	1,082,539
Depreciation and amortization from discontinued operations	-	1,665	-100.00%	1,893
Ebitda	**2,200,262**	**2,965,693**	**-25.81%**	**8,400,958**
Attributed to controlling shareholders	2,128,913	2,843,195	-25.12%	8,208,907
Attributed to non-controlling interest	71,349	122,498	-41.75%	192,051
Ebitda Margin Calculation				
Ebitda	2,200,262	2,965,693	-25.81%	8,400,958
Net operating revenues - ROL	10,846,315	10,412,812	4.16%	23,984,287
Ebitda Margin% (Ebitda ÷ ROL)	**20.3%**	**28.5%**	**-28.8%**	**35.0%**

The EBITDA cannot be considered separately or as a substitute of net income or operating income, as an indicator of operating performance or cash flow, or to measure the liquidity or the ability to debt payment.

COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS	
Chairman	MARCEL MARTINS MALCZEWSKI
Members	ANDRIEI JOSÉ BEBER
	CARLOS BIEDERMANN
	DANIEL PIMENTEL SLAVIERO
	FAUSTO AUGUSTO DE SOUZA
	GUSTAVO BONINI GUEDES
	LEILA ABRAHAM LORIA
	MARCO ANTÔNIO BARBOSA CÂNDIDO
	MARCO ANTONIO BOLOGNA
STATUTORY AUDIT COMMITTEE	
Chairman	MARCO ANTÔNIO BARBOSA CÂNDIDO
Members	CARLOS BIEDERMANN
	LUIZ CLAUDIO MAIA VIEIRA
SUPERVISORY BOARD	
Chairman	DEMETRIUS NICHELE MACEI
	EDUARDO BADYR DONNI
Sitting Members	HARRY FRANÇÓIA JÚNIOR
	JOSÉ PAULO DA SILVA FILHO
	RAPHAEL MANHÃES MARTINS
Deputy Members	CRISTIANE DO AMARAL MENDONÇA
	ESTEVÃO DE ALMEIDA ACCIOLY
	OTAMIR CESAR MARTINS
	ROBERTO ZANINELLI COVELO TIZON
	VERÔNICA PEIXOTO COELHO
EXECUTIVE BOARD	
Chief Executive Officer	DANIEL PIMENTEL SLAVIERO
Chief Business Management Officer	ANA LETÍCIA FELLER
Chief Financial and Investor Relations Officer	ADRIANO RUDEK DE MOURA
Chief Business Development Officer	CASSIO SANTANA DA SILVA
Assistant Officer	DAVID CAMPOS
Chief Legal and Institutional Relations Officer	EDUARDO VIEIRA DE SOUZA BARBOSA
Chief Governance, Risk and Compliance Officer	VICENTE LOIÁCONO NETO
ACCOUNTANT	
CRC-PR-043819/O-0	RONALDO BOSCO SOARES
Information about this report:	
Investor relations:	Phone: +55 (41) 3222-2027
	ri@copel.com

Deloitte Touche Tohmatsu
Rua Nunes Machado, 68,
The Five East Batel – 18° andar
80250-000 - Curitiba - PR
Brasil

Tel.: + 55 (41) 3312-1400
Fax: + 55 (41) 3312-1470
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Management and Shareholders of
Companhia Paranaense de Energia - COPEL

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL ("Company"), included in the Quarterly Information Form - ITR, for the quarter ended June 30, 2022, which comprises the statement of financial position as of June 30, 2022, and the related statements of income and of comprehensive income for the three- and six-month periods then ended and of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of ITR, and presented in accordance with the standards issued by the CVM.

Other matter

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added - DVA for the six-month period ended June 30, 2022, prepared under the responsibility of the Company's Management and disclosed as supplemental information for purposes of the international standard IAS 34. These statements were subject to review procedures performed together with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that such statements of value added were not prepared, in all material respects, in accordance with the criteria set out in technical pronouncement CPC 09 and consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information have been translated into English for the convenience of readers outside Brazil.

Curitiba, August 9, 2022

DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

Jonas Dal Ponte
Engagement Partner

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

SUPERVISORY BOARD'S OPINION
ON THE INTERIM FINANCIAL STATEMENTS FOR THE SECOND QUARTER OF YEAR 2022

The undersigned members of the Fiscal Council of Companhia Paranaense de Energia - Copel, within their legal and statutory duties and responsibilities, reviewed the Interim Financial Statements for the 2nd quarter of 2022 approved by the Board of Directors of the Company at a meeting held on this date. The minutes were received and analyzed individually by the directors in advance of the meeting and discussed in advance with the Management and the independent auditors. Based on the work carried out during the quarter, the analyzes carried out, the monitoring of the discussions on internal controls and the clarifications provided by the Management and by the independent auditors, also considering the "Report on the Review of Individual and Consolidated Interim Financial Information Regarding the Three and Six Month Period Ending June 30, 2022", of the independent auditor, Deloitte Touche Tohmatsu Auditores Independentes Ltda., issued without reservations, the Supervisory Board, unanimously of the voters, with the abstention of vote of the Board Member Raphael Manhães Martins, record that they were not aware of any facts or evidence that are not reflected in the Interim Financial Statements for the quarter ended June 30, 2022 and believe that such statements may be disclosed.

Curitiba, August 9, 2022

DEMETRIUS NICHELE MACEI
Presidente

EDUARDO BADYR DONNI

HARRY FRANÇÓIA JÚNIOR

JOSÉ PAULO DA SILVA FILHO

RAPHAEL MANHÃES MARTINS

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

STATEMENT

By this document, the Executive Board members of Companhia Paranaense de Energia - Copel, mixed capital company, with registered office at José Izidoro Biazetto, 158, Mossunguê, Curitiba - PR, enrolled in the National Registry of Legal Entities (CNPJ) No. 76.483.817/0001-20, for the purpose of the provisions of CVM Instruction No. 80/2022, state that:

(i) We have reviewed, discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes Ltda. related to the interim financial statements of Copel as of June 30, 2022; and

(ii) We have reviewed, discussed and agree with the interim financial statements of Copel as of June 30, 2022.

In witness whereof, we sign this document.

Curitiba, August 9, 2022

Daniel Pimentel Slaviero
Chief Executive Officer

Ana Letícia Feller
Chief Business Management Officer

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

Cassio Santana da Silva
Chief Business Development Officer

Eduardo Vieira de Souza Barbosa
Chief Legal and Regulatory Officer

Vicente Loiácono Neto
Chief Governance, Risk and Compliance Officer